   As filed with the Securities and Exchange Commission on September 6, 2002

                                                     Registration No. 333-91362
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                              Amendment No. 2 to

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                           PENN-AMERICA GROUP, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                         Pennsylvania              23-2180139
                (State or Other Jurisdiction of (I.R.S. Employer
                Incorporation or Organization)     I.D. No.)

                               420 S. York Road
                          Hatboro, Pennsylvania 19040
                                (215) 443-3656
  (Address, including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               -----------------

            Jon S. Saltzman, President and Chief Executive Officer
                           Penn-America Group, Inc.
                               420 S. York Road
                         Hatboro, Pennsylvania, 19040
                                (215) 443-3656
 (Name, Address Including Zip Code and Telephone Number,  Including Area Code,
                             of Agent for Service)

                               -----------------

                                  Copies to:

              Michael B. Pollack, Esq.        Gary I. Horowitz, Esq.
                   Reed Smith LLP           Simpson Thacher & Bartlett
         One Liberty Place, 1650 Market St.    425 Lexington Avenue
               Philadelphia, PA 19103           New York, NY 10017
                   (215) 851-8100                 (212) 455-2000

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ____________
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ____________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [_]

                               -----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. Penn-America may not sell nor accept offers to buy these securities until the registration statement relating to these securities filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED          , 2002

PROSPECTUS

                               4,000,000 Shares


                                [LOGO] Group (R)
                           Penn-America Group, Inc.

                                 Common Stock

                               -----------------

We are offering 4,000,000 shares of our common stock.


Our common stock is traded on the New York Stock Exchange under the symbol "PNG." On September 4, 2002, the closing price for our common stock was $9.03 per share.


See "Risk Factors" beginning on page 6 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                                                       Per
                                                      Share Total
                                                      ----- -----
               Public offering price.................   $     $
               Underwriting discounts and commissions   $     $
               Proceeds, before expenses, to us......   $     $

                               -----------------

The underwriters may exercise an option to purchase up to an additional 600,000 shares of our common stock from us to cover over-allotments from time to time for a period of 30 days from this offering.

                               -----------------

Bear, Stearns & Co. Inc.

                              Ferris, Baker Watts
                                 Incorporated

                                                  Keefe, Bruyette & Woods, Inc.

               The date of this Prospectus is           , 2002.

Except where the context otherwise indicates, the terms "Penn-America," "we," "us," "ours" and "our" include Penn-America Group, Inc. and our wholly-owned subsidiary, Penn-America Insurance Company, and its wholly-owned subsidiary, Penn-Star Insurance Company.

                               -----------------

The "PA Group" logo is the trademark of Penn-America Insurance Company. "PennLink" and "Penn-Star" are the trademarks of Penn-America Group, Inc. "PennLink" is also the trademark of Penn-America Insurance Company and Penn-Star Insurance Company. This prospectus also contains product names, trade names, trademarks and service marks that belong to other companies.

                               -----------------

UNDER APPLICABLE PENNSYLVANIA INSURANCE LAWS AND REGULATIONS, NO PERSON MAY ACQUIRE CONTROL OF PENN-AMERICA GROUP, INC. UNLESS THAT PERSON HAS FILED A STATEMENT CONTAINING SPECIFIED INFORMATION WITH THE PENNSYLVANIA INSURANCE COMMISSIONER AND OBTAINS ADVANCE APPROVAL FOR SUCH ACQUISITION. UNDER APPLICABLE LAWS AND REGULATIONS, ANY PERSON ACQUIRING, DIRECTLY OR INDIRECTLY (BY REVOCABLE PROXY OR OTHERWISE), 10% OR MORE OF THE VOTING STOCK OF ANY OTHER PERSON IS PRESUMED TO HAVE ACQUIRED CONTROL OF SUCH PERSON, AND A PERSON WHO BENEFICIALLY ACQUIRES 10% OR MORE OF OUR COMMON STOCK WITHOUT OBTAINING ADVANCE APPROVAL OF THE PENNSYLVANIA INSURANCE COMMISSIONER WOULD BE IN VIOLATION OF PENNSYLVANIA INSURANCE LAW AND WOULD BE SUBJECT TO INJUNCTIVE ACTION REQUIRING DISPOSITION OR SEIZURE OF THE SHARES AND PROHIBITING THE VOTING OF SUCH SHARES, AS WELL AS OTHER ACTION DETERMINED BY THE PENNSYLVANIA INSURANCE COMMISSIONER.

                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere is this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" and our consolidated financial statements and related notes. All per-share numbers in this prospectus reflect a three-for-two stock split effected on May 9, 2002.

                           PENN-AMERICA GROUP, INC.

Overview

   We are a specialty property and casualty insurance holding company which, through our subsidiary, Penn-America Insurance Company and its subsidiary, Penn-Star Insurance Company, markets and underwrites general liability, commercial property and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. The insurance needs of this group are serviced by retail insurance brokers who maintain relationships with the general agents with whom we do business. We write business in all fifty states and the District of Columbia.

   We are rated "A-" by A.M. Best Co., which assigns ratings to each insurance company transacting business in the United States. "A-" is the fourth highest of sixteen rating categories, and is considered "excellent" by A.M. Best Co. These ratings are based upon factors of concern to policyholders and are not directed toward the protection of investors.

   As of June 30, 2002, we had consolidated assets of $279.9 million and consolidated stockholders' equity of $85.3 million. For the twelve-month period ended June 30, 2002, we produced gross written premiums of $126.3 million.

Our Business

   Our insureds consist primarily of small businesses including restaurants, mercantiles and non-residential service contractors. In addition, we have developed customized products and coverages for other small commercial insureds such as daycare facilities, fitness centers and special events. These small businesses and their retail brokers have limited access to larger standard lines insurers. The insurance industry calls this underserved market the "excess and surplus lines marketplace."

   The excess and surplus lines marketplace is a secondary, or residual, market for businesses that are unable to obtain coverage from standard lines carriers for a variety of reasons, which include:

   . the "non-standard" nature of the insureds are not within the risk-taking appetite of standard lines carriers;

   . the relatively small account size generates insufficient premiums for the standard lines carriers to cover their overhead expenses;

   . the location of the businesses in small towns or rural areas are too remote to be reached economically by the retail agent system of standard lines carriers; and

   . the lack of sufficient premiums by a retail agent to warrant a direct appointment from a standard lines carrier.

   We believe the challenges in our marketplace described above are balanced by the benefits of our operating in the excess and surplus lines marketplace, which include:

   . higher prices than the standard lines segment;

   . more flexibility in offering coverage forms, particularly in designing exclusions for specific loss exposures; and

   . lower premium taxes and guarantee fund assessments.

   In 2000, the excess and surplus lines marketplace represented approximately $11.7 billion, or 3.6%, of the entire $322 billion domestic property and casualty industry, as measured by direct premiums written.

   We market our products through fifty-eight (58) general agents who, in turn, produce business through more than 25,000 retail insurance brokers located throughout the United States. We believe that our distribution network enables us to efficiently access these numerous small markets at a relatively low fixed-cost through the marketing, underwriting and administrative support of our general agents. These general agents and their retail insurance brokers have local market knowledge and expertise that enable us to more effectively access these markets.

   Our distribution strategy is to maintain strong relationships with a select group of high-quality general agents. We believe that our network of general agents is smaller than our competitors because of our detailed selection process. We carefully select a limited number of general agents based on their experience and reputation and strive to preserve each general agent's franchise value with us within that general agent's marketing territory. We seek to increase our written premiums with these general agents and develop strong, long-standing relationships by providing a high level of service and support. Our strategy has resulted in strong and consistent growth from 1992 to 2001 in commercial gross written premiums from $22.6 million to $98.4 million (an 18% annualized compound growth rate), with only a modest increase in the number of general agents from thirty-eight (38) to fifty-seven (57).

   We write business on an admitted and non-admitted basis. We choose in each state whether to write business on an admitted or non-admitted basis based upon our analysis of competition in each state. Writing business on an admitted basis is highly regulated. The regulations, which vary by state, generally govern licensing, underwriting rules, rates and policy forms, and require insurance companies to pay premium taxes and guaranty fund assessments. Writing business on a non-admitted basis is significantly less regulated and provides much more freedom in setting rules, rates and policy forms and removes insurance companies from premium taxes and guaranty fund assessment liabilities. Coverage written on a non-admitted basis is less comprehensive than coverage issued on an admitted basis. If we choose non-admitted status, we could be at a competitive disadvantage to carriers writing on an admitted basis if those competitors choose to offer coverages which are more comprehensive and attractive to an insured. Further, surplus lines agents are prohibited from writing non-admitted business in states in which they are not resident. Thus, if we do not have resident surplus lines agents in every state (currently, we do not in 7 states), we are precluded from writing business on a non-admitted basis in those states.

   Since the middle of 2001, the excess and surplus lines marketplace has experienced hardening conditions characterized by increased volume and prices. Standard lines carriers who had previously expanded into this market have exited this segment to focus on larger accounts and more traditional standard lines classes of business. Additionally, many of our competitors have consolidated, have stopped writing business or have imposed unilateral underwriting restrictions on their agents. These market disruptions have resulted in an influx of new business and overall price increases averaging 19% across our book of business since January 1, 2002.

Our Strategy

   Our primary strategy is to produce a superior return to stockholders by being the first-choice insurance carrier for a select group of general agents who serve the specialized needs of the small business marketplace. We accomplish this primary strategy by focusing on the following:

   . Serving small businesses in small cities and towns.

   . Using a small and selective general agency distribution network.

   . Maintaining a disciplined underwriting process.

   . Providing innovative technology to our general agents.

   . Maintaining an experienced, responsive management team.

   . Creating shareholder value through strong financial results.

   By focusing on these principles, we believe we can deliver strong financial results and build shareholder value.

                               Other Information

   Penn-America Insurance Company was formed in 1975 by Irvin Saltzman, chairman of our board of directors, who began working in the insurance industry in 1947 when he founded a general agency. Jon S. Saltzman, Irvin Saltzman's son, is our President and Chief Executive Officer and has been employed by us since 1986. Prior to 1986, Jon Saltzman was employed by Penn Independent Corporation from 1976 to 1986. Currently, the Saltzman family, substantially through their ownership of Penn Independent Corporation, owns approximately 40% of our common stock. For additional information, please refer to Note 3 of our audited financial statements on page F-18.

   Our executive offices are located at 420 South York Road, Hatboro, Pennsylvania 19040. Our telephone number is (215) 443-3656. Our web site is located at http://www.penn-america.com. Information contained on our website does not constitute part of this prospectus.

                                 The Offering

Shares offered..............  4,000,000 shares

Total shares outstanding
  after this offering.......  15,584,185 shares

Use of proceeds.............  We estimate that the net proceeds of the offering
                              will be $       million, based upon a public
                              offering price of $       per share ($
                              million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds of this offering to support our operations, including contributing capital to our insurance subsidiaries and capitalizing new insurance subsidiaries to support growth of our business, and for working capital and other general corporate purposes.

New York Stock Exchange
  symbol....................  PNG

   The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2002, and does not include the following:

   . up to 600,000 shares of common stock that the underwriters may purchase from us if they exercise their over-allotment option;

   . 1,387,932 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 811,823 shares were outstanding as of June 30, 2002, at a weighted average exercise price of $6.12 per share; and

   . 288,014 shares of common stock reserved for issuance under our contingent profit commission plan payable to our general agents.

                      Summary Consolidated Financial Data

   You should read this summary information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes to those financial statements included elsewhere in this prospectus. We derived the summary consolidated financial data as of December 31, 1997, 1998, 1999, 2000 and 2001, and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, from our audited consolidated financial statements included elsewhere in this prospectus and in our Annual Reports on Form 10-K filed with the Securities and Exchange Commission. See "Where You Can Find More Information." We derived the summary consolidated financial data as of June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001 from our unaudited consolidated financial statements for those periods. The financial results for the six months ended June 30, 2002 and 2001 are not necessarily indicative of the results that may be expected for any other interim period or for a full year.


                                               Six months ended
                                                   June 30,                   Year ended December 31,
                                              ------------------  -----------------------------------------------
                                                2002      2001      2001      2000      1999      1998     1997
                                              --------  --------  --------  --------  --------  -------- --------
                                                  (Unaudited)
                                                         (dollars in thousands, except per share data)
Operating Data:
Premiums earned.............................. $ 50,217  $ 45,248  $ 88,934  $ 91,449  $ 85,677  $ 89,493 $ 91,649
Net investment income........................    5,758     5,665    11,339    10,454     9,537    10,763    9,218
Net realized investment gain (loss)..........   (1,345)     (232)     (555)   (1,331)      841        18    1,314
                                              --------  --------  --------  --------  --------  -------- --------
Total revenues...............................   54,630    50,681    99,718   100,572    96,055   100,274  102,853
Net income (loss)............................    3,668     1,961     5,351    (3,856)    2,038     8,881    9,645
Comprehensive income (loss)..................    5,107     2,393     7,254      (343)   (5,000)    9,946   10,301
Diluted net income (loss) per share(1).......     0.31      0.17      0.47     (0.33)     0.16      0.60     0.78

Cash dividends per share(1).................. $0.07708  $   0.07  $   0.14  $   0.14  $ 0.1383  $ 0.1333 $ 0.1067
Cash flow provided (used) by operations(2)...   24,110    (1,413)    8,423    14,991     8,602    10,644   24,988

Insurance Performance Data:
Gross written premiums(3).................... $ 75,252  $ 47,392  $ 98,412  $109,791  $ 95,983  $ 95,097 $104,694
Net written premiums(4)......................   65,072    41,916    87,123    97,250    87,036    87,829   96,561
GAAP basis:
   Loss ratio(5).............................     65.0      71.1      68.5      82.4      73.8      62.3     63.0
   Expense ratio(6)..........................     33.0      34.1      34.6      34.0      34.5      33.9     33.2
                                              --------  --------  --------  --------  --------  -------- --------
   Combined ratio(7).........................     98.0     105.2     103.1     116.4     108.3      96.2     96.2

Balance Sheet Data (at the end of the
 period):
Cash and investments......................... $213,052  $177,242  $188,615  $178,675  $166,227  $182,866 $177,819
Total assets.................................  279,921   237,339   248,115   239,486   217,782   230,504  225,157
Total stockholders' equity...................   85,284    75,963    80,391    74,051    80,618   100,630   97,307
Total stockholders' equity per share(1)......     7.36      6.65      7.00      6.52      6.67      7.14     6.56

--------



(1)Adjusted to reflect a three-for-two stock split of our common stock effected on May 9, 2002.


(2)Cash flow provided (used) by operations differs from operating income
   (loss), due to the fact that operating income (loss) includes accruals for non-cash items as required by GAAP.


(3)The amount received or to be received for insurance policies written by us during a specific period of time without reduction for acquisition costs, reinsurance costs or other deductions.


(4)The total of gross written premiums less the portion of such premiums ceded to (reinsured by) other insurers during a specific period of time.


(5)The ratio of losses and loss adjustment expenses to premiums earned.


(6)The ratio of amortization of deferred policy acquisition costs and other underwriting expenses to premiums earned.


(7)The addition of the loss ratio and expense ratio.

                                 RISK FACTORS

   Investing in shares of our common stock involves a high degree of risk. Before you invest in shares of our common stock, you should carefully consider the following risks and cautionary statements. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or a substantial portion of your investment.

                         Risks Related To Our Business

A decline in our financial rating may result in a reduction of new or renewal business.

   Our insurance subsidiaries currently have a pooled "A-" (excellent) rating from A.M. Best Co. A.M. Best Co. assigns ratings that are generally based on an insurance company's ability to pay policyholder obligations (not towards protection of investors) and focus on capital adequacy, loss reserve adequacy and operating performance. A reduction in our performance in these criteria could result in a downgrade of our rating. A downgrade of this rating could cause our current and future general agents, retail brokers and insureds to choose other, higher rated competitors.

We are heavily regulated and changes in the regulation of the insurance industry may have an adverse impact.

   We are subject to regulation, primarily by Pennsylvania, our domiciliary state, and to a lesser degree, the thirty-seven (37) other states in which we are an admitted insurer. The regulations are generally designed to protect the interests of insurance policyholders, as opposed to the interests of stockholders. These regulations relate to authorized lines of business, capital and surplus requirements, rules, rates and forms, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control and a variety of other financial and non-financial components of our business. Significant changes in these laws and regulations could further limit our discretion or make it more expensive to conduct our business.

   The National Association of Insurance Commissioners has adopted a system to test the adequacy of statutory capital, known as "risk-based capital," which applies to Penn-America Insurance Company and Penn-Star Insurance Company, Penn-America Insurance Company's wholly-owned subsidiary. This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property and casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision or control. Thus, failure to maintain risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a full discussion of our risk-based capital as of December 31, 2001.

Our general agents may exceed their authority and could bind us to business outside our underwriting guidelines.

   We underwrite a substantial majority of our policies on a binding authority basis. Binding authority business represents risks that may be quoted and bound by our general agents prior to our underwriting review. An agent's binding authority is limited, however, by underwriting guidelines we have in place. These guidelines include, but are not limited to, restrictions on authorized lines and classes of business, limits of liability, policy premium, pricing and the total insured value per location. If a general agent exceeds its authority by binding us on a risk that does not comply with such underwriting guidelines, we are at risk for that policy on claims that occur during the period from when the policy was written until we receive the policy and cancel it. In addition, to cancel the policy for exceeding underwriting authority, we must receive and cancel the policy within statutorily prescribed time limits, typically sixty
(60) days. As a result, we may be bound by a policy that does not comply with our underwriting guidelines, and until we can effect a cancellation, we may incur loss and loss adjustment expenses related to that policy.

We enter into transactions with our affiliates and insiders who hold a considerable amount of our stock on terms that may be less advantageous to us than we might obtain from unrelated third parties.

   Currently, Mr. Irvin Saltzman and his family and affiliates, substantially through their ownership of Penn Independent Corporation, our controlling stockholder, beneficially own approximately 40% of our outstanding common stock and will own approximately 30% of our outstanding common stock upon completion of this offering (approximately 29% if the underwriters' over-allotment option is exercised). As a result, they may influence our decisions. Several of Penn Independent Corporation's wholly-owned subsidiaries are insurance agencies that write business with us, we lease our headquarters from Mr. Saltzman and we obtain services from Penn Independent Corporation. The terms and conditions of our transactions with affiliates could be less advantageous to us than those we might obtain from unrelated parties. See "Certain Transactions" elsewhere in this prospectus for a description of these affiliate transactions.

Our success is highly dependent on key personnel.

   The efforts and abilities of our present management, particularly that of Jon S. Saltzman, our President and Chief Executive Officer, Joseph F. Morris, our Senior Vice President, Chief Financial Officer and Treasurer, Thomas P. Bowie, our Senior Vice President--Claims, J. Ransley Lennon, our Vice President--Information Technology, Nancy M. Rankin, our Vice President--Underwriting and John D. Curry, our Vice President--Marketing and Agency Relations, are very important to our success. If we were to lose the services of any of these key personnel, we may find it difficult to find a suitable replacement, which could cause our operating results to decline. We maintain a key personnel life insurance policy on all of these personnel.

Our investment portfolio is subject to economic loss, principally from changes in the market value of financial instruments.

   We had fixed-income and preferred stock investments with a market value of $201.4 million at June 30, 2002 that are subject to:

   . market value risk, which is the risk that our invested assets will decrease in value. This decrease in value may be due to a change in the prevailing market yields on our investments, an unfavorable change in the liquidity of an investment or an unfavorable change in the financial prospects or a downgrade in the credit rating of the issuer of an investment;

   . reinvestment risk, which is the risk that interest rates will decline and funds reinvested will earn less than expected; and

   . liquidity risk, which is the risk that we may have to sell assets at an undesirable time and/or price to provide for payment of claims.

   Our fixed-income investment portfolio includes mortgage-backed and other asset-backed securities. As of June 30, 2002, mortgage-backed securities and other asset-backed securities constituted approximately 23.2% of our cash and invested assets. As with other fixed income investments, the fair value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities and other asset-backed securities are paid more quickly, requiring us to reinvest the proceeds at the then current market rates.

   Our common stock portfolio of $6.9 million as of June 30, 2002 is subject to economic loss from the decline in common stock prices. We invest the equity portion of our portfolio exclusively in exchange-traded funds, known as "ETFs". ETFs are securities that represent an interest in a trust that owns a basket of common stocks that replicate a major market index (such as the S&P 500 or the Dow Jones Industrial Average) or a portion of a major market index (such as the Value Component of the S&P 500). Since these securities represent an interest in the equity capital markets as a whole, or a sub-sector thereof, they are a diversified, index-based exposure to common stocks. As such, the value of these ETFs will be determined by the performance of equity markets in general or of a particular sub-sector.


   Since the end of the second quarter of 2002, the U.S. financial markets have exhibited increased volatility characterized by a decline in the market value of equity investments and a decline in interest rates on fixed-income securities. Despite this market volatility, our investment portfolio has recorded a gross unrealized investment gain of $2.8 million in the third quarter of 2002 (through August 22, 2002), which has benefited our overall liquidity and financial position, however we cannot give assurance that these unrealized gains will persist in this environment.


   The success of any investment activity is affected by general economic conditions, which may adversely affect the markets for common stock, fixed income and preferred stock securities. Unexpected volatility or illiquidity in the markets in which we hold positions could reduce our liquidity and shareholders' equity.

                         Risks Related To Our Industry

Failure to establish adequate loss reserves could have a material adverse effect on our financial condition.

   We are liable for loss and loss adjustment expenses under the terms of the insurance policies we underwrite. In many cases, several years may lapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. We establish loss reserves for the ultimate payment of all loss and loss adjustment expenses incurred. These reserves are based on historical data and estimates of future events and by their nature are imprecise. Our ultimate loss and loss adjustment expenses may vary from established reserves.

   Furthermore, factors such as:

   . claims inflation;

   . claims settlement patterns;

   . legislative activity;

   . social and economic patterns; and

   . litigation and regulatory trends,

all of which are difficult to predict, may have a substantial impact on our future loss experience. Additionally, we have established loss and loss adjustment expense reserves for certain lines of business we have exited, but circumstances could develop that would make these reserves insufficient. If any of our reserves should prove to be inadequate, we will be required to increase reserves resulting in a reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material effect on future earnings and liquidity. As of June 30, 2002, unpaid losses and loss adjustment expense reserves were $127.2 million, consisting of case loss and loss adjustment expense reserves of $35.4 million, and incurred but not reported loss and loss adjustment expense reserves of $91.8 million.

Changes in our operating environment may affect our performance.

   We may incur significant fluctuations in operating results due to changes in competition, market conditions, catastrophe losses, severe weather conditions and general economic conditions, including interest rate changes, as well as court decisions, legislative initiatives, the frequency of litigation and the size of judgments. The impact of these factors can dramatically affect demand for our products, insurance capacity, pricing and claims experience and, consequently, our business, results of operations or financial condition.

Our business is cyclical in nature which can affect our financial performance.

   Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns of soft markets followed by hard markets. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Since approximately the last half of 2001, the property and casualty insurance industry appears to be experiencing a hardening market. Since this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict with certainty how long this hardening market will last.

We operate in a highly competitive market.

   The property and casualty insurance industry is highly competitive. We compete with numerous domestic and international insurers, many of which have greater financial and management resources and experience in the insurance industry. We also may compete with new entrants in the future. Competition is based on many factors, including:

   . the perceived market strength of the insurer;

   . pricing and other terms and conditions;

   . services provided;

   . the speed of claims payment;

   . the reputation and experience of the insurer; and

   . ratings assigned by independent rating organizations such as A.M. Best Co.

   Ultimately, this competition could affect our ability to attract business at premium rates which are likely to generate underwriting profits.

We rely on our ability to obtain reinsurance support.

   We currently purchase excess of loss and catastrophic event reinsurance, which allows us to write greater limits of liability than we otherwise could. In addition, we may choose in the future to re-evaluate the use of reinsurance to increase, decrease or eliminate the amount of liability we cede to reinsurers, depending upon its cost and availability.

   The events of September 11, 2001 will likely result in reinsurance being more difficult or more expensive to obtain. To the extent that we are forced to pay more for reinsurance or retain more liability than we do currently, we may need to reduce our level of direct insurance.

   The maintenance of reinsurance does not legally discharge us from our primary liability for the full amount of the risks we insure, although it does make the reinsurer liable to us. Therefore, we are subject to credit risk with respect to our reinsurers. As of June 30, 2002, we had $25.4 million of reinsurance recoverable.

   Since September 2001, our multiple-line excess of loss treaty reinsurance is with American Re, part of the Munich Re Group. American Re is rated "A++" (superior) by A.M. Best Co. For the three years prior to September 1, 2001, General Reinsurance Corporation, rated "A++" (superior) by A.M. Best Co., was our reinsurer on our multiple-line excess of loss treaty.

   As of January 1, 2002, our catastrophic loss reinsurance program includes:
American Agricultural Insurance Company, Converium (North America), Converium
(UK), Everest Reinsurance Company, Hannover Ruckversicherungs, PXRE Reinsurance Company, Shelter Reinsurance Company, Sirius International Insurance Corporation and XL Re Ltd. All of these reinsurers are rated "A-" (excellent) or higher by A.M. Best Co. and have policyholders' surplus greater than $500 million.

                        Risks Related To This Offering

State statutes limit the aggregate amount of dividends our subsidiaries may pay to us in any twelve month period, thereby limiting our funds to pay expenses and dividends.

   We are an insurance holding company and our principal asset is the stock we hold in Penn-America Insurance Company. Dividends and other payments from this company are our primary source of funds to pay expenses and dividends. The payment of dividends by Penn-America Insurance Company to us and the payment of dividends by Penn-Star Insurance Company to Penn-America Insurance Company are limited by statute. In general, these restrictions limit the aggregate amount of dividends or other distributions that Penn-America Insurance Company or Penn-Star Insurance Company may declare or pay within any 12-month period without advance regulatory approval. Generally this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and could refuse to permit the payment of dividends of the maximum amounts calculated under any applicable formula.

Applicable insurance laws and certain provisions in our articles of incorporation make it difficult to effect a change of control and a large shareholder may have significant influence over potential change of control transactions.

   Under applicable Pennsylvania insurance laws and regulations, no person may acquire control of Penn-America Group, Inc. unless that person has filed a statement containing specified information with the Pennsylvania Insurance Commissioner and obtains advance approval for such acquisition. Under applicable laws and regulations, any person acquiring, directly or indirectly (by revocable proxy or otherwise), 10% or more of the voting stock of any other person is presumed to have acquired control of such person, and a person who beneficially acquires 10% or more of our common stock without obtaining advance approval of the Pennsylvania Insurance Commissioner would be in violation of Pennsylvania insurance law and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action determined by the Pennsylvania Insurance Commissioner.

   In addition, many state insurance laws require prior notification to the state insurance department of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action (including a possible revocation of our authority to do business) in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.

   Our articles of incorporation contain certain provisions that make more difficult the acquisition of control of Penn-America Group, Inc. by means of a tender offer, open market purchase, a proxy fight or otherwise. Other provisions in the articles of incorporation that make it difficult to effect a change of control include the authority of our board of directors to issue series of preferred stock with such voting rights and other powers as the board of directors may determine, and notice requirements in the bylaws relating to nominations to the board of directors and to the raising of business matters at stockholders' meetings.

   Penn Independent Corporation currently owns approximately 40% of our outstanding common stock and after this offering will own approximately 30% of our outstanding common stock (approximately 29% if the underwriters' over-allotment option is exercised in full). Penn Independent Corporation's stock ownership and ability to nominate persons for election to our board of directors provides Penn Independent Corporation with significant influence over potential change of control transactions.

We have a significant number of shares eligible for future sale.

   As of June 30, 2002, Penn Independent Corporation held 4,631,250 shares of our common stock and option holders held options to purchase an aggregate 811,823 shares of our common stock. We cannot predict the effect, if any, that future sales of our common stock by Penn Independent Corporation or option holders, or the availability of shares of our common stock for future sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market following the offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for us to sell our equity securities in the future at a time and at a price which we deem appropriate.

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include information with respect to our financial condition, our results of operations and businesses and the expected impact of this offering on our financial condition. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in future tense, identify forward-looking statements.

   These forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. See "Risk Factors" beginning on page 6.

   The effects of these factors are difficult to predict. New factors emerge from time to time, and we cannot assess the potential impact of any such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date of this prospectus. We do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of such statement or to reflect the occurrence of unanticipated events.

   In evaluating a potential investment in shares of our common stock, you should carefully consider the discussion of these and other factors in the section entitled "Risk Factors" on page 6.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of approximately $
million from our sale of common stock in this offering, or $       million if
the underwriters exercise their over-allotment option in full, assuming a
public offering price of $       per share, after deducting underwriting
discounts and commissions and our share of estimated offering expenses.

   We intend to use the net proceeds of this offering to support our operations, including contributing capital to our insurance subsidiaries and capitalizing new insurance subsidiaries to support the growth of our business, and for working capital and other general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is quoted on the New York Stock Exchange under the symbol "PNG" and has been traded publicly since our initial public offering in October 1993. The following table sets forth the high and low closing sale prices per share for our common stock as reported by the New York Stock Exchange and dividends declared per share for the periods indicated. We have adjusted these market prices and dividends paid to reflect the three-for-two split of our common stock effected on May 9, 2002.


                                                        Market Price
                                                        ------------
                                                         High   Low  Dividend
                                                        ------ ----- --------
Year Ended December 31, 2000
   First Quarter....................................... $ 6.00 $4.42 $  .035
   Second Quarter......................................   6.50  4.75    .035
   Third Quarter.......................................   5.25  4.59    .035
   Fourth Quarter......................................   6.29  4.59    .035
Year Ended December 31, 2001
   First Quarter....................................... $ 6.97 $4.79 $  .035
   Second Quarter......................................   7.00  6.67    .035
   Third Quarter.......................................   6.80  6.40    .035
   Fourth Quarter......................................   7.03  6.00    .035
Year Ended December 31, 2002
   First Quarter....................................... $10.43 $7.27 $.03833
   Second Quarter......................................  11.40  9.45  .03875
   Third Quarter (through September 4, 2002)...........  10.70  7.80      --



   On September 4, 2002 the last reported sale price of our common stock on the New York Stock Exchange was $9.03 per share. As of February 1, 2002, there were approximately 190 registered holders of record and approximately 1,000 beneficial owners of our common stock.


   Our current policy is to pay quarterly cash dividends. The payment of dividends is subject to the discretion of our board of directors and will depend upon general business conditions and legal restrictions on payment of dividends by our subsidiaries to us and other factors that our board of directors deems relevant. See our risk factor on page 9 that discusses the limits on our subsidiaries' ability to pay dividends to us.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2002:

   . on an actual basis; and

   . on an as adjusted basis to give effect to our sale of 4,000,000 shares of common stock in this offering at an assumed public offering price of
     $         per share and the application of the net proceeds, after
     deducting underwriting discounts and commissions and estimated offering expenses.

   You should read this table in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                                            June 30, 2002
                                                                                          ------------------
                                                                                                       As
                                                                                           Actual   Adjusted
                                                                                          --------  --------
                                                                                            (in thousands)
Stockholders' Equity
   Preferred stock, $0.01 par value; 2,000,000 shares authorized, none issued............ $     --   $  --
   Common stock, $0.01 par value; 20,000,000 shares authorized; 15,334,185 shares issued; 11,584,185 shares outstanding (15,584,185 shares issued and outstanding, as
     adjusted)...........................................................................      153
   Additional paid in capital............................................................   71,518
   Accumulated other comprehensive income................................................    2,531
   Treasury stock at cost, 3,750,000 shares (0 shares, as adjusted)......................  (24,161)
   Officers' stock loans.................................................................     (629)
   Retained earnings.....................................................................   36,111
   Unearned compensation from restricted stock awards....................................     (239)
                                                                                          --------   -----
       Total stockholders' equity........................................................ $ 85,284   $
                                                                                          ========   =====

   The table above excludes the following shares at June 30, 2002:

   . up to 600,000 shares of common stock that the underwriters may purchase from us if they exercise their over-allotment option;

   . 1,387,932 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 811,823 shares were outstanding as of June 30, 2002, at a weighted average exercise price of $6.12 per share; and

   . 288,014 shares of common stock reserved for issuance under our contingent profit commission plan payable to our general agents.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   You should read this summary information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes to those financial statements included elsewhere in this prospectus. We derived the selected consolidated financial data as of December 31, 1997, 1998, 1999, 2000 and 2001, and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, from our audited consolidated financial statements included elsewhere in this prospectus and in our Annual Reports on Form 10-K filed with the Securities and Exchange Commission. See "Where You Can Find More Information." We derived the selected consolidated financial data as of June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001 from our unaudited consolidated financial statements for those periods. The financial results for the six months ended June 30, 2002 and 2001 are not necessarily indicative of the results that may be expected for any other interim period or for a full year.


                                            Six months ended
                                                June 30,                   Year ended December 31,
                                           ------------------  -----------------------------------------------
                                             2002      2001      2001      2000      1999      1998     1997
                                           --------  --------  --------  --------  --------  -------- --------
                                               (Unaudited)
                                                      (dollars in thousands, except per share data)
Operating Data:
Premiums earned........................... $ 50,217  $ 45,248  $ 88,934  $ 91,449  $ 85,677  $ 89,493 $ 91,649
Net investment income.....................    5,758     5,665    11,339    10,454     9,537    10,763    9,218
Net realized investment gain (loss).......   (1,345)     (232)     (555)   (1,331)      841        18    1,314
                                           --------  --------  --------  --------  --------  -------- --------
Total revenues............................   54,630    50,681    99,718   100,572    96,055   100,274  102,853
Net income (loss).........................    3,668     1,961     5,351    (3,856)    2,038     8,881    9,645
Comprehensive income (loss)...............    5,107     2,393     7,254      (343)   (5,000)    9,946   10,301
Diluted net income (loss) per share(1)....     0.31      0.17      0.47     (0.33)     0.16      0.60     0.78

Cash dividends per share(1)............... $0.07708  $   0.07  $   0.14  $   0.14  $ 0.1383  $ 0.1333 $ 0.1067
Cash flow provided (used) by operations(2)   24,110    (1,413)    8,423    14,991     8,602    10,644   24,988

Insurance Performance Data:
Gross written premiums(3)................. $ 75,252  $ 47,392  $ 98,412  $109,791  $ 95,983  $ 95,097 $104,694
Net written premiums(4)...................   65,072    41,916    87,123    97,250    87,036    87,829   96,561
GAAP basis:
   Loss ratio(5)..........................     65.0      71.1      68.5      82.4      73.8      62.3     63.0
   Expense ratio(6).......................     33.0      34.1      34.6      34.0      34.5      33.9     33.2
                                           --------  --------  --------  --------  --------  -------- --------
   Combined ratio(7)......................     98.0     105.2     103.1     116.4     108.3      96.2     96.2

Balance Sheet Data (at the end of the
 period):
Cash and investments...................... $213,052  $177,242  $188,615  $178,675  $166,227  $182,866 $177,819
Total assets..............................  279,921   237,339   248,115   239,486   217,782   230,504  225,157
Total stockholders' equity................   85,284    75,963    80,391    74,051    80,618   100,630   97,307
Total stockholders' equity per share(1)...     7.36      6.65      7.00      6.52      6.67      7.14     6.56

--------



(1)Adjusted to reflect a three-for-two stock split of our common stock effected on May 9, 2002.


(2)Cash flow provided (used) by operations differs from operating income
   (loss), due to the fact that operating income (loss) includes accruals for non-cash items as required by GAAP.


(3)The amount received or to be received for insurance policies written by us during a specific period of time without reduction for acquisitions costs, reinsurance costs or other deductions.


(4)The total of gross written premiums less the portion of such premiums ceded to (reinsured by) other insurers during a specific period of time.


(5)The ratio of losses and loss adjustment expenses to premiums earned.


(6)The ratio of amortization of deferred policy acquisition costs and other underwriting expenses to premiums earned.


(7)The addition of the loss ratio and expense ratio.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with our consolidated financial statements and related notes included in those financial statements. All per-share numbers in this prospectus reflect a three-for-two stock split effected on May 9, 2002.

Results of Operations

  Three Months Ended June 30, 2002 and 2001

   Premiums earned were $27.2 million for the three months ended June 30, 2002 compared to $22.2 million for the three months ended June 30, 2001. We previously announced that we were exiting both commercial automobile and non-standard personal automobile lines of business. Premiums earned for these exited lines of business decreased $1.5 million, or 99.5%, for the three months ended June 30, 2002 compared to the three months ended June 30, 2001. Our core commercial lines premiums earned (excluding exited lines of business) increased $6.5 million, or 31.3%, attributable to the increase in net written premiums for the three months ended June 30, 2002 as compared to the same period of 2001.

   Gross written premiums increased 91.8% for the three months ended June 30, 2002 to $45.2 million compared to $23.6 million for the three months ended June 30, 2001. This increase was attributable to rate increases, strong growth in new business and higher average exposures per policy.


   Ceded written premiums, the portion of gross written premiums reinsured by other unaffiliated insurers, increased to $6.5 million for the three months ended June 30, 2002 compared to $2.7 million for the three months ended June 30, 2001. The increase in ceded written premiums is primarily due to growth in gross written premiums, and an average 50% increase in reinsurance costs resulting from rate increases on our multiple-line excess of loss reinsurance treaty.



   Net written premiums, which are gross written premiums less ceded written premiums, increased 85.5% for the three months ended June 30, 2002 to $38.7 million compared to $20.9 million for the three months ended June 30, 2001.


   Net investment income was $2.9 million for the three months ended June 30, 2002 compared to $2.8 million for the same period of last year. While average invested assets increased 13.9% for the second quarter of 2002 due to improved operating cash flows, the average investment yield on fixed-income securities was lower in the second quarter of 2002 than in the second quarter of 2001. Also, interest rates on overnight cash balances were lower during the second quarter of 2002 compared to the second quarter of 2001.

   Net realized investment loss was $1.1 million for the three months ended June 30, 2002 compared to $0.3 million for the three months ended June 30, 2001. The net realized investment loss for the three months ended June 30, 2002 included an other-than-temporary impairment write-down of $1.1 million on our equity investment in exchange-traded funds.

   Losses and loss adjustment expenses increased 12.4% to $17.4 million for the three months ended June 30, 2002 from $15.5 million for the three months ended June 30, 2001. The loss ratio for the three months ended June 30, 2002 was 63.8 compared to 69.6 for the three months ended June 30, 2001. The loss ratio is calculated by dividing losses and loss adjustment expenses by premiums earned. The improvement in the loss ratio is primarily attributable to rate increases implemented in 2001 and 2002 and exiting of the commercial automobile line of business.

   Amortization of deferred policy acquisition costs (ADAC) increased 12.2% to $6.7 million for the three months ended June 30, 2002 from $6.0 million for the three months ended June 30, 2001 primarily due to the growth in premiums earned. This increase was partially offset by a decline in the ratio of ADAC to premiums earned of 24.7 for the three months ended June 30, 2002 compared to
27.1 for the three months ended June 30, 2001. The decline in this ratio was attributable to our writing a larger portion of our business on a non-admitted basis, which is not subject to premium tax expense and has a lower overall commission rate.

   Other underwriting expenses increased 28.6% to $2.2 million for the three months ended June 30, 2002 from $1.7 million for the three months ended June 30, 2001. This increase is mainly attributable to increases in salary and benefit expenses associated with the hiring of additional underwriting and marketing personnel.

   Our overall GAAP combined ratio, which is the sum of the loss and expense ratios, decreased to 96.5 for the three months ended June 30, 2002 from 104.2 for the three months ended June 30, 2001. This improvement was primarily due to the decrease in the loss ratio to 63.8 in 2002 compared to 69.6 in 2001. The expense ratio decreased to 32.7 for the three months ended June 30, 2002 from
34.6 for the three months ended June 30, 2001. The expense ratio is calculated by dividing the sum of ADAC and other underwriting expenses by premiums earned. The GAAP combined ratio is a standard measure of underwriting profitability used throughout the property and casualty insurance industry. A ratio below
100.0 generally indicates profitable underwriting results.

   The factors described above resulted in net income for the three months ended June 30, 2002 of $1.9 million or $0.16 per share (basic and diluted) compared to net income of $1.0 million or $0.09 per share (basic and diluted) for the three months ended June 30, 2001.

  Six Months Ended June 30, 2002 and 2001

   Premiums earned were $50.2 million for the six months ended June 30, 2002 compared to $45.2 million for the six months ended June 30, 2001. We previously announced that we were exiting both commercial automobile and non-standard personal automobile lines of business. Premiums earned for these exited lines of business decreased $3.6 million, or 99.6%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. Our commercial lines premiums earned (excluding exited lines of business) increased $8.6 million, or 20.6%, attributable to the increase in net written premiums for the six months ended June 30, 2002 as compared to the same period of 2001.

   Gross written premiums increased 58.8% for the six months ended June 30, 2002 to $75.3 million compared to $47.4 million for the six months ended June 30, 2001. This increase was attributable to rate increases, strong growth in new business and higher average exposures per policy.


   Ceded written premiums, the portion of gross written premiums reinsured by other unaffiliated insurers, increased to $10.2 million for the six months ended June 30, 2002 compared to $5.5 million for the six months ended June 30, 2001. The increase in ceded written premiums is primarily due to growth in gross written premiums, and an average 38% increase in reinsurance costs resulting from rate increases on our multiple-line excess of loss reinsurance treaty.


   Net written premiums, which are gross written premiums less ceded written premiums, increased 55.2% for the six months ended June 30, 2002 to $65.1 million compared to $41.9 million for the six months ended June 30, 2001.


   Net investment income was $5.8 million for the six months ended June 30, 2002 compared to $5.7 million for the same period of last year. While average invested assets increased 10.7% for the six months ended June 30, 2002 due to improved operating cash flows, the average investment yield on fixed-income securities was lower in 2002 than for the six months ended June 30, 2001. Also, interest rates on overnight cash balances were lower during the six months ended June 30, 2002 compared to the same period of 2001.

   Net realized investment loss was $1.3 million for the six months ended June 30, 2002 compared to $0.2 million for the six months ended June 30, 2001. The current period included an other-than-temporary impairment write-down of $1.3 million on our equity investments in exchange-traded funds.

   Losses and loss adjustment expenses increased 1.4% to $32.7 million for the six months ended June 30, 2002 from $32.2 million for the six months ended June 30, 2001. The loss ratio for the six months ended June 30,

2002 was 65.0 compared to 71.1 for the six months ended June 30, 2001. This improvement is attributable to rate increases implemented in 2001 and 2002 and exiting the commercial automobile line of business.

   Amortization of deferred policy acquisition costs (ADAC) increased 4.2% to $12.8 million for the six months ended June 30, 2002 from $12.2 million for the six months ended June 30, 2001 primarily due to the growth in premiums earned. This increase was partially offset by a decline in the ratio of ADAC to premiums earned of 25.4 for the six months ended June 30, 2002 compared to 27.0 for the six months ended June 30, 2001. The improvement in this ratio was attributable to our writing a larger portion of our business on a non-admitted basis, which is not subject to premium tax expense and has a lower overall commission rate.

   Other underwriting expenses increased 18.8% to $3.8 million for the six months ended June 30, 2002 from $3.2 million for the six months ended June 30, 2001. This increase is mainly attributable to increases in salary and benefit expenses associated with the hiring of additional underwriting and marketing personnel.

   Our overall GAAP combined ratio decreased to 98.0 for the six months ended June 30, 2002, from 105.2 for the six months ended June 30, 2001, primarily due to the decrease in the loss ratio to 65.0 in 2002 compared to 71.1 in 2001. The expense ratio was 33.0 for the six months ended June 30, 2002 and 34.1 for the six months ended June 30, 2001.

   The factors described above resulted in net income for the six months ended June 30, 2002 of $3.7 million or $0.32 per basic share and $0.31 per diluted share compared to net income of $2.0 million or $0.17 per share (basic and diluted) for the six months ended June 30, 2001.

  Year ended December 31, 2001 compared with year ended December 31, 2000

   Gross written premiums decreased 10.4% to $98.4 million for the year ended December 31, 2001 from $109.8 million for the year ended December 31, 2000. The decrease was due to the decline of $13.2 million in gross written premiums for the exited commercial and non-standard personal automobile lines. Core commercial gross written premiums increased 1.9% in 2001 to $97.3 million from $95.5 million in the prior year. This increase was attributable mainly to rate increases implemented during the year as well as growth in new business, which were offset partially by a decline in the renewal ratio due to our decision to exit the residential contractors industry segment.

   Net written premiums decreased 10.4% to $87.1 million for the year ended December 31, 2001 from $97.3 million for the year ended December 31, 2000. This decline is consistent with the drop in gross written premiums. Premiums earned decreased 2.8% to $88.9 million for the year ended December 31, 2001 from $91.5 million for the year ended December 31, 2000.

   Net investment income increased 8.5% to $11.3 million for the year ended December 31, 2001 from $10.5 million for the year ended December 31, 2000. The increase resulted principally from an increase in the investment yield of the fixed-income investment portfolio and the growth in invested assets, partially offset by a decline in interest rates on overnight cash balances.

   Net realized investment loss for the year ended December 31, 2001 was $0.6 million as compared with $1.3 million for the year ended December 31, 2000. Net realized investment loss for the year ended December 31, 2001 included an other-than-temporary impairment writedown on our equity investments of $0.6 million.

   Losses and loss adjustment expenses decreased 19.2% to $60.9 million in 2001 as compared with $75.4 million in 2000. The 2000 operating results included strengthening of prior year loss reserves of $9.2 million. This prior year reserve increase related principally to the commercial automobile liability, commercial multi-peril liability and other liability lines of business.

   The September 11, 2001 tragedies in New York, Washington D.C. and Pennsylvania resulted in no property or casualty losses to us.

   Amortization of deferred acquisition costs (ADAC) decreased 9.9% to $22.7 million for the year ended December 31, 2001 from $25.2 million for the year ended December 31, 2000. The decrease is due to lower commission rates to general agents that were implemented in the third quarter of 2000 and lower premium taxes as a result of our writing a larger portion of our business on a non-admitted basis. Also contributing to the decrease were lower commissions related to the exited lines of business. Non-standard personal automobile commission rates were higher than commercial rates.

   Other underwriting and corporate expenses increased 29.2% to $8.6 million for the year ended December 31, 2001 from $6.6 million for the year ended December 31, 2000. This increase was due to the recording of additional expenses related to guarantee fund assessments and an increase in the allowance for doubtful accounts. Costs related to audits of assureds' records and salary expenses also were higher in 2001 than in the prior year.

   The GAAP combined ratio decreased to 103.1 for the year ended December 31, 2001 compared with 116.4 for the year ended December 31, 2000. The loss ratio decreased to 68.5 for the year ended December 31, 2001 from 82.4 for the year ended December 31, 2000. As noted above, 2000 operating results included the strengthening of prior year loss reserves by $9.2 million. This strengthening added approximately 10.0 points to the 2000 loss and combined ratios. The GAAP expense ratio for the year ended December 31, 2001, which is calculated by dividing the sum of ADAC and other underwriting expenses by premiums earned, increased slightly to 34.6 from 34.0 for the year ended December 31, 2000.

   As a result of the factors described above, our operating income, before net realized investment loss, for the year ended December 31, 2001 increased to $5.7 million or $0.50 per share (basic and diluted) compared with an operating loss, before net realized investment loss, of $3.0 million or $0.26 per share (basic and diluted) for the year ended December 31, 2000.

   Net income for the year ended December 31, 2001 was $5.4 million or $0.47 per share (basic and diluted) as compared with a net loss of $3.9 million or $0.33 per share (basic and diluted) for the year ended December 31, 2000.

  Year ended December 31, 2000 compared with year ended December 31, 1999

   Gross written premiums increased 14.4% to $109.8 million for the year ended December 31, 2000 from $96.0 million for the year ended December 31, 1999. This increase resulted from a 26.7% increase in commercial lines gross written premiums to $107.0 million, partially offset by a 75.8% decline in gross written premiums for the non-standard personal automobile lines of business to $2.8 million. We exited the non-standard personal automobile lines of business in 1999.

   Net written premiums increased 11.7% to $97.3 million for the year ended December 31, 2000 from $87.0 million for the year ended December 31, 1999. During the same period, net premiums earned increased 6.7% to $91.5 million from $85.7 million. The increase in net premiums earned corresponds to the increase in gross and net written premiums.

   Net investment income increased 9.6% to $10.5 million for the year ended December 31, 2000 from $9.5 million for the year ended December 31, 1999. The increase resulted principally from an increase in yields on fixed-income investments and an increase in cash flows from operations due principally to the growth in written premiums and a reduction in paid losses.

   Net realized investment loss for the year ended December 31, 2000 was $1.3 million as compared with a net realized investment gain of $0.8 million for the year ended December 31, 1999. Realized investment losses were generated in 2000 due to our decision to sell selected securities and reinvest the proceeds into higher-yielding securities.

   Losses and loss adjustment expenses increased 19.3% to $75.4 million in 2000 as compared with $63.2 million in 1999. The 2000 operating results included strengthening of prior year loss reserves of $9.2 million relating principally to our commercial automobile liability, commercial multi-peril liability and other liability lines of business. Operating results in 1999 included adverse loss development of $8.4 million in our discontinued non-standard personal automobile, other liability and property lines of business. Property results in 1999 also were affected by losses related to Hurricanes Floyd and Irene and other windstorm damage.

   Amortization of deferred acquisition costs (ADAC) increased 1.7% to $25.2 million for the year ended December 31, 2000 from $24.8 million for the year ended December 31, 1999. The increase was attributable primarily to the growth in premiums earned.

   Other underwriting and corporate expenses increased 10.0% to $6.6 million for the year ended December 31, 2000 from $6.0 million for the year ended December 31, 1999. This increase was mainly attributable to increases in salary and benefit expenses.

   The GAAP combined ratio increased to 116.4 for the year ended December 31, 2000 compared with 108.3 for the year ended December 31, 1999. The loss ratio increased to 82.4 for the year ended December 31, 2000 from 73.8 for the year ended December 31, 1999. The GAAP expense ratio decreased to 34.0 for the year ended December 31, 2000 from 34.5 for the year ended December 31, 1999.

   As a result of the factors described above, our operating loss, before net realized investment loss, for the year ended December 31, 2000 was $3.0 million or $0.26 per share (basic and diluted) compared with operating income, before net realized investment gain, of $1.5 million or $0.12 per basic share and $0.11 per diluted share for the year ended December 31, 1999.

   Net loss for the year ended December 31, 2000 was $3.9 million or $0.33 per share (basic and diluted) as compared with net income of $2.0 million or $0.16 per share (basic and diluted) for the year ended December 31, 1999.

Critical Accounting Estimates and Policies

   We are liable for losses and loss adjustment expenses under the terms of the insurance policies we write. In many cases, several years may lapse between the occurrence of an insured loss, the reporting of the loss and the payment of that loss. We reflect our liability for the ultimate payment of all incurred losses and loss adjustment expenses by establishing loss and loss adjustment expense reserves as balance sheet liabilities for both reported and unreported claims.

   When a claim involving a probable loss is reported, we establish a case reserve for the estimated amount of our ultimate loss. The estimate of the amount of the ultimate loss is based upon factors such as:

  .   the type of loss,

  .   the jurisdiction of the occurrence,

  .   our knowledge of the circumstances surrounding the claim,

  .   the severity of injury or damage,

  .   the potential for ultimate exposure, and

  .   policy provisions relating to the claim.

   We determine loss adjustment expenses via a formula method that estimates loss adjustment expenses as a percentage of expected indemnity losses based on historical patterns adjusted to current experience.

   In addition to case reserves, we establish reserves on an aggregate basis to provide for incurred but not reported losses and loss adjustment expenses, commonly referred to as "IBNR". To establish reserves for INBR, we must estimate the ultimate liability based primarily on past experience. We apply a variety of traditional actuarial techniques to estimate our ultimate liability. The techniques recognize, among other factors:

  .   our and the industry's experience,

  .   historical trends in reserving patterns and loss payments,

  .   the impact of claim inflation,

  .   the pending level of unpaid claims,

  .   the cost of claim settlements,

  .   the line of business mix, and

  . the economic environment in which property and casualty insurance companies operate.

   We continually review these estimates and, based on new developments and information, we include adjustments of the probable ultimate liability in the operating results for the periods in which the adjustments are made. In general, initial reserves are based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The establishment of loss and loss adjustment expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience, or which cannot yet be quantified. We regularly analyze our reserves and review pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be higher or lower than previously indicated. We do not discount our loss reserves.

   Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                    Year ended December 31,
                                                   -------------------------
                                                     2001     2000    1999
                                                   -------- -------- -------
                                                        (in thousands)
Balance, beginning of year........................ $115,314 $ 93,719 $88,937
Less reinsurance recoverable......................   24,093   18,086  16,502
                                                   -------- -------- -------
Net balance, beginning of year....................   91,221   75,633  72,435
Incurred related to:
   Current year...................................   60,885   66,214  54,768
   Prior years....................................       36    9,164   8,419
                                                   -------- -------- -------
Total incurred....................................   60,921   75,378  63,187
Paid related to:
   Current year...................................   19,913   26,273  23,540
   Prior year.....................................   38,183   33,517  36,449
                                                   -------- -------- -------
Total paid........................................   58,096   59,790  59,989
Net balance, end of year..........................   94,046   91,221  75,633
Plus reinsurance recoverable......................   25,552   24,093  18,086
                                                   -------- -------- -------
Balance, end of year.............................. $119,598 $115,314 $93,719
                                                   ======== ======== =======

   In 2001, we increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $36,000.



   In 2000, we increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $9,164,000. The increase is attributable to changes in our estimates for losses and loss adjustment expense reserves for our commercial automobile, commercial multi-peril liability and other liability lines of business.



   We began writing commercial automobile coverage for vehicles and light trucks in 1998. Our initial estimates for 1998 and 1999 were based on a relatively low level of claims reported to us. In 2000, we received a significant number of claims relating to accidents incurred in 1998 and 1999, resulting in an increase in our loss estimates. In the fourth quarter of 2000, we exited the commercial automobile line of business due to unsatisfactory underwriting results.



   Our change in estimates in 2000 for the commercial multi-peril line of business resulted principally from our increased exposure to liquor liability losses for policies primarily written in 1998 and 1999. In 2000, we revised our underwriting approach significantly to reduce our exposure to liquor liability.



   Our change in estimates in 2000 for the other liability line resulted principally from construction defect claims, which were new types of claims that were not anticipated by us when we wrote these policies between 1991 and 1996. These claims predominantly related to residential contractors and sub-contractors in California. In 2000, we completed our withdrawal from the residential contractors and sub-contractors industry segment.



   In 1999, we increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $8,419,000. The increase is primarily attributable to changes in our estimates for losses and loss adjustment expense reserves for our non-standard personal automobile line of business. In 1999, we received a significant number of claims relating to accidents incurred prior to 1999, resulting in an increase in our loss estimates. In 1999, we exited the non-standard personal automobile lines.



   Incurred losses and loss adjustment expenses include estimates, recorded as loss and loss adjustment expense reserves on the balance sheet, for the ultimate payment on both reported and unreported claims. We change our estimates for loss and loss adjustment expenses reserves as new events occur, as more loss experience is acquired or as additional information is received. Our estimates for loss and loss adjustment expense reserves result from a continuous review process and the change in these estimates, as required by Financial Accounting Standards Board No. 60, Accounting and Reporting by Insurance Enterprises, paragraph 18, is recorded in the period that the change in these estimates is made.



   We believe that our loss and loss adjustment expense reserves are fairly stated as of June 30, 2002 due to our exiting of non-standard personal and commercial automobile lines of business and the reduction in our exposure to construction defect and liquor liability losses. In addition, we implemented improvements in our loss reserving process, including the development of monthly and quarterly loss and loss adjustment expense reserve analyses and the creation of reserve committee that meets quarterly.


   The following table presents our accident year loss and loss adjustment expense ratios (the sum of losses and loss adjustment expenses divided by premiums earned) for the ten most recent accident years (the year in which the loss occurred), as recorded as of December 31, 1999, 2000 and 2001 and June 30, 2002 after giving effect to the increase in loss and loss adjustment expenses relating to changes in estimates of insured events of prior years. These "accident year" loss ratios differ from the loss ratios included in our financial statements set forth elsewhere in this prospectus in that the latter loss ratios are based upon the year in which we recognize the loss for accounting purposes, regardless of when the loss actually occurred or was reported to us. See the notes to the consolidated financial statements included elsewhere in this prospectus.

                                                   As of December 31,  As of
                                                   ------------------ June 30,
Accident Year                                      1999   2000  2001    2002
-------------                                      ----   ----  ----  --------
1992.............................................. 69.6   72.1  72.5    72.5
1993.............................................. 70.9   70.2  71.3    71.3
1994.............................................. 69.1   72.0  71.8    71.8
1995.............................................. 63.9   65.4  65.1    65.3
1996.............................................. 68.1   68.3  69.4    69.3
1997.............................................. 62.4   62.0  62.1    62.3
1998.............................................. 63.6   65.8  65.0    65.9
1999.............................................. 63.8   68.2  70.0    73.1
2000..............................................        72.4  70.2    70.2
2001..............................................              68.5    65.1
2002..............................................                      63.6

   During the first six months of 2002, in the aggregate, there have been no material adjustments to prior year reserves.

Liquidity and Capital Resources


   We are a holding company, the principal asset of which is the common stock of Penn-America Insurance Company. The principal source of cash to meet our short-term liquidity needs, including the payment of our dividends to stockholders and our corporate expenses, is dividends from Penn-America Insurance Company. We have no long-term debt obligations or planned capital expenditures that could impact our long-term liquidity needs. Penn-America Insurance Company's principal sources of funds are underwriting operations, investment income and proceeds from sales and redemptions of investments. Funds are used by Penn-America Insurance Company and Penn-Star Insurance Company principally to pay claims and operating expenses, to purchase investments and to make dividend payments to us. Our future liquidity is dependent on the ability of Penn-America Insurance Company to pay dividends to us.



   Our insurance subsidiaries are restricted by statute as to the amount of dividends that they may pay without the prior approval of regulatory authorities. Penn-America Insurance Company may pay dividends to us without advance regulatory approval only from unassigned surplus and only to the extent that all dividends in the past twelve months do not exceed the greater of 10% of total statutory policyholders' surplus, or statutory net income for the prior year. Using these criteria, the available ordinary dividend payable by Penn-America Insurance Company to us for 2002 is $6,473,325. No ordinary dividends have been paid to us in 2002. Ordinary dividends paid by Penn-America Insurance Company to us in 2001 were $1.6 million. No ordinary dividends were paid to us in 2000. Rather, after receiving approval from the Pennsylvania Insurance Department, Penn-America Insurance Company paid a $6.4 million return of capital to us in 2000, which we used to repurchase common stock and to pay common stock dividends and our operating expenses. Penn-America Insurance Company's ability to pay future dividends to us without advance regulatory approval is dependent upon maintaining a positive level of unassigned and policyholders' surplus, which in turn, is dependent upon Penn-America Insurance Company and Penn-Star Insurance Company generating net income in excess of dividends to us. As of June 30, 2002, Penn-America Insurance Company's unassigned surplus was $18.2 million and policyholders' surplus was $66.3 million, both up $1.6 million from December 31, 2001.


   Penn-America Insurance Company provides strong incentives to its general agents to produce profitable business through a contingent profit commission structure that is tied directly to underwriting profitability. Payment of these contingent profit commissions has been through the issuance of our common stock and cash. In

2002, we issued 62,836 shares of our common stock at an average value of $7.79 per share as part of the payment of the 2001 contingent profit commission due to the general agents of Penn-America Insurance Company.

   Penn-America Insurance Company and Penn-Star Insurance Company are required by law to maintain a certain minimum level of policyholders' surplus on a statutory basis. Policyholders' surplus is calculated by subtracting total liabilities from total assets. The National Association of Insurance Commissioners adopted risk based capital standards designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2001, the policyholders' surplus of Penn-America Insurance Company and Penn-Star Insurance Company was in excess of the prescribed risk-based capital requirements. Penn-America Insurance Company's policyholders' surplus at December 31, 2001 was $64,733,251 and its regulatory action level was $17,124,648. Penn-Star Insurance Company's policyholders' surplus at December 31, 2001 was $33,389,965 and its regulatory action level was $5,675,459.

   Net cash provided by operating activities decreased to $8.4 million for the year ended December 31, 2001 from $15.0 million for the year ended December 31, 2000. The decrease in net cash provided by operations resulted principally from the decrease in net written premiums during 2001, partially offset by a decrease in paid losses. Net cash used by investing activities was $5.5 million for the year ended December 31, 2001, compared with $9.1 million for the year ended December 31, 2000.

   Net cash used by financing activities was $1.2 million for the year ended December 31, 2001 as compared with $6.5 million for the same period in 2000. In 2000, $4.7 million was used by us to repurchase 858,638 shares of our common stock through a stock buy-back program, which was discontinued in the third quarter of 2000.

   Net cash provided by operating activities was $24.1 million for the six months ended June 30, 2002 compared to net cash used by operating activities of $1.4 million for the six months ended June 30, 2001. This improvement is mostly attributable to the increase in net written premiums combined with a decrease in paid losses.

   Net cash used by investing activities was $31.7 million for the six months ended June 30, 2002, compared to $0.4 million for the six months ended June 30, 2001. This increase is mostly attributable to the improved operating cash flows noted above that were used to purchase fixed maturities available for sale.

   Net cash used by financing activities was $0.7 million for the six months ended June 30, 2002, compared to $0.6 million for the six months ended June 30, 2001. This increase is mostly attributable to an increase in dividend payments made in the first six months of 2002 compared to the same period of 2001.

Investment Portfolio

   We seek to maintain sufficient liquidity from operations, investing and financing activities to meet our anticipated insurance obligations and operating and capital expenditure needs. Our investment strategy emphasizes quality, liquidity and diversification, as well as total return. With respect to liquidity, we consider liability durations, specifically related to loss reserves, when determining desired investment maturities. In addition, maturities have been staggered to produce cash flows for loss payments and reinvestment opportunities. At June 30, 2002, we held a total of $213.1 million in cash and investments. Of this amount, cash represented $4.9 million, equity securities represented $23.0 million, and fixed-income securities represented $185.2 million.

   Our cash and investments portfolio mix as of June 30, 2002 was as follows:

 Fixed income:
    U.S. Treasury securities and obligations of U.S. government agencies.   8%
    Corporate securities.................................................  34%
    Mortgage-backed securities...........................................   6%
    Other structured securities..........................................  22%
    Municipal securities.................................................  17%
                                                                          ---
 Total fixed income......................................................  87%
 Cash and short-term.....................................................   2%
 Preferred stock.........................................................   8%
 Common stock............................................................   3%
                                                                          ---
                                                                          100%
                                                                          ===

   Our fixed-income portfolio of $185.2 million was 87% of the total cash and investments as of June 30, 2002. Approximately 90% of these securities were rated "A" or better by Standard & Poor's or Moody's. Equity securities, the majority of which consist of preferred stocks and common stocks (comprised exclusively of exchange-traded funds), were $23.0 million or 11% of total cash and investments as of June 30, 2002.

   As of June 30, 2002, our investment portfolio contained corporate fixed-income and preferred stock securities with a market value of $88.2 million. A summary of these securities by industry segment is as follows:

            Financial institutions............................  40%
            Technology........................................  13%
            Communications....................................  12%
            Industrial........................................   9%
            Consumer, non-cyclical............................   9%
            Consumer, cyclical................................   5%
            Basic materials...................................   5%
            All other.........................................   7%
                                                               ---
                                                               100%
                                                               ===

   As of June 30, 2002, the investment portfolio contained $61.0 million of mortgage-backed, asset-backed and collateralized mortgage obligations. All of these securities were rated "AA-" or better and 80% were rated "AAA" by Standard & Poor's or Moody's. These securities are publicly traded, and had market values obtained from an independent pricing service. Changes in estimated cash flows due to changes in prepayment assumptions from the original purchase assumptions are revised based on current interest rates and the economic environment. We had no derivative financial instruments, real estate or mortgages in the investment portfolio as of June 30, 2002. The quality of the fixed-income portfolio as of June 30, 2002 was as follows:

            "AAA".............................................  47%
            "AA"..............................................  21%
            "A"...............................................  23%
            "BBB".............................................   8%
            Below "BBB".......................................   1%
                                                               ---
                                                               100%
                                                               ===

   We regularly evaluate our investment portfolio to identify other-than-temporary impairments of individual securities. We consider many factors in determining if an other-than-temporary impairment exists, including the length of time and extent to which the market value of the security has been less than cost, the financial condition and near-term prospects of the issuer of the security and our ability and willingness to hold the security until the market value is expected to recover. The gross unrealized losses of our investments as of June 30, 2002 are as follows:


                                                    Length of Time in Continuous
                                                      Unrealized Loss Position
                                                    ----------------------------
                                                                   Over
                                                             Over   One
                                                             Six   Year    Two
                                           Gross      Six   Months  to    Years
                                         Unrealized Months  to One  Two    or
                                            Loss    or Less  Year  Years Greater
                                         ---------- ------- ------ ----- -------
                                                     (in thousands)
Fixed-income securities.................   $  311    $176    $20   $ 61  $   54
Preferred stock.........................    1,879      --     --     --   1,879
Common stock............................      737     173     --    564      --
                                           ------    ----    ---   ----  ------
Total investments.......................   $2,927    $349    $20   $625  $1,933
                                           ======    ====    ===   ====  ======


   The gross unrealized loss on the preferred stocks of $1,879,000 as of June 30, 2002 represented 12.2% of our original cost. Within the last two years, the gross unrealized loss on these securities ranged from 9.8% to 14.9% of our original cost. These preferred stocks represent the securities of eleven issuers, are generally high quality in nature, have a tax equivalent book yield of 8.2%, carry no stated final maturity date and allow the issuer to call the securities at par at various times. The dividends on these preferred stocks are current and eligible for the "Dividends Received Deduction" and therefore carry a tax advantage. The purchasers of these securities generally consist of companies in the financial services sector. Due to reduced profitablilty, over the last two years, companies in this sector have had limited opportunities to benefit from the tax advantages of these securities. We believe the outlook for the financial services sector is positive, causing greater demand for these securities which should lead to a full recovery in our original cost over a complete economic cycle. Accordingly, we consider the decline in their market value to be temporary. We have the intent and ability to hold these securities for the foreseeable future.




   The table below summarizes individual securities held by us as of June 30, 2002 with unrealized losses that: (1) were in excess of 15% of the security's June 30, 2002 book value and greater than $150,000; and (2) have been in an unrealized loss position continuously for at least six months prior to June 30, 2002. The table illustrates the hypothetical effect on future net income per share, utilizing diluted weighted average shares outstanding for the six months ended June 30, 2002, if management subsequently determines that the unrealized losses are other-than-temporary. There would be no effect on stockholders' equity.

                                                                  June 30, 2002           Hypothetical
                                                         -------------------------------   Effect on
                                                                                 Gross     Future Net
                                                                      Market   Unrealized  Income Per
             Security                   Description      Book Value   Value       Loss     Share (1)
             --------               -------------------- ---------- ---------- ---------- ------------
AMEX Technology.................... Exchange-traded fund $  506,400 $  333,802 $(172,598)    $(0.01)
Anadarko Petroleum Corporation..... Preferred stock       1,942,500  1,611,600  (330,900)     (0.02)
HSBC USA Inc....................... Preferred stock       1,030,000    851,000  (179,000)     (0.01)

--------
(1)Using the diluted weighted average shares outstanding for the six months ended June 30, 2002 and an effective tax rate of 34%.

   We believe that the recent decline in the value of the AMEX Technology exchange-traded-fund security was a result of the volatility in the equity markets in the second quarter of 2002 that is attributable in part, to the disclosures of recent accounting scandals. Management believes that the prospects for recovery in this sector are good, and therefore the decline is temporary.


   The Anadarko Petroleum Corp. and HSBC USA Inc. preferred stock securities are rated BBB- and A+, respectively, by Standard & Poor's (both investment grade ratings) and have consistently paid dividends since their respective purchase dates. Standard & Poor's rates publicly traded securities in twenty categories ranging from AAA to CC. The A+ rating for HSBC USA is fifth within the rating categories, while the BBB- rating for Anadarko Petroleum is tenth. Securities with ratings from AAA to BBB- (the top ten categories) are commonly referred to as having an investment grade rating. We believe that the demand for these high-yielding, tax- advantaged securities will increase as profits in the financial services sector increase, and therefore, the decline is temporary.


Three-for-Two Stock Split

   On April 11, 2002, we announced a three-for-two stock split to be effected in the form of a 50% stock dividend payable to stockholders of record as of April 25, 2002. The distribution date was May 9, 2002.

Quantitative and Qualitative Disclosures About Market Risk

   Market risk is the potential economic loss principally arising from adverse changes in the market value of financial instruments. The major components of market risk affecting us are interest rate risk and equity price risk.

  Interest Rate Risk

   We had fixed-income and preferred stock investments with a market value of $201.4 million at June 30, 2002 that are subject to interest rate risk. We manage our exposure to interest rate risk through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks constantly are assessed and balanced within the context of our liability and capital position.

   The table below summarizes our interest rate risk. The table illustrates the sensitivity of the market value of fixed-income and preferred stock investments to selected hypothetical changes in interest rates as of June 30, 2002. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on the market value of the fixed-income and preferred stock portfolio and stockholders' equity.

                                      Estimated Market               Hypothetical Percentage
                                       Value of Fixed                 Increase (Decrease) in
                                         Income and     Estimated   ------------------------
                                      Preferred Stock   Change in                Stockholders'
Hypothetical Change in Interest Rates   Investments    Market Value Market Value    Equity
------------------------------------- ---------------- ------------ ------------ -------------
                                                       (dollars in thousands)
      200 basis point increase.......     $182,590       $(18,761)      (9.3)%       (14.5)%
      100 basis point increase.......      191,605         (9,746)      (4.8)         (7.5)
      No change......................      201,351             --         --            --
      100 basis point decrease.......      211,097          9,746        4.8           7.5
      200 basis point decrease.......      221,173         19,822        9.8          15.3

  Equity Price Risk

   Equity price risk is our underlying exposure to an economic loss from the decline of common stock prices. Our common equity portfolio was $6.9 million at June 30, 2002.

   We attempt to mitigate equity price risk to our common stock portfolio by investing exclusively in exchange-traded funds, or ETFs. ETFs are securities that represent an interest in a trust that owns and holds a basket of common stocks that replicate a major market index (such as the S&P 500 or the Dow Jones Industrial Average) or a portion of a major market index (such as the Value Component of the S&P). Since these securities represent an interest in the equity capital markets as a whole, or a sub-sector thereof, they are a diversified, index-based exposure to common stocks. As such, the value of these ETFs will be determined by the performance of the equity capital markets in general or of a particular sub-sector and reduces equity price risk to a single issuer of stock.

   The table below summarizes our common equity price risk. The table illustrates the sensitivity of the market value of common stock investments to selected hypothetical changes in market prices as of June 30, 2002. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on the fair value of the common stock investment portfolio and stockholders' equity.

                                         Estimated            Hypothetical
                                          Market               Percentage
                                         Value of   Estimated   Increase
                                          Common    Change in (Decrease) in
                                          Equity     Market   Stockholders'
    Hypothetical Change in Market Price Investments   Value      Equity
    ----------------------------------- ----------- --------- -------------
                                              (dollars in thousands)
            20% price increase.........   $8,302     $ 1,384       1.1%
            10% price increase.........    7,610         692       0.5
            No change..................    6,918          --        --
            10% price decrease.........    6,226        (692)     (0.5)
            20% price decrease.........    5,534      (1,384)     (1.1)

                                 OUR BUSINESS

   We are a specialty property and casualty insurance holding company which, through our subsidiary, Penn-America Insurance Company and its subsidiary, Penn-Star Insurance Company, markets and underwrites general liability, commercial property and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. We focus on serving the insurance needs of small businesses, including restaurants, mercantiles and non-residential service contractors. We have also developed customized products and coverages for other small insureds such as daycare facilities, fitness centers and special events.

   The excess and surplus lines marketplace is a secondary, or residual, market for these small businesses, and their retail brokers, who are unable to obtain coverage from standard lines carriers for a variety of reasons. In 2000, the excess and surplus lines marketplace represented approximately $11.7 billion, or 3.6%, of the entire $322 billion domestic property and casualty industry, as measured by direct premiums written.

   We believe we have benefited from insurance industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, which, among other factors, have contributed to the high growth in the number of small businesses in these areas. We select only insurance lines of business and industry segments for which we reasonably can evaluate the probability of future loss exposure. Therefore, we avoid high-hazard risks and high-hazard lines of business such as medical malpractice and environmental liability.

Our Strategy

   Our primary strategy is to produce a superior return to stockholders by being the first-choice insurance carrier for a select group of general agents who serve the specialized needs of the small business marketplace. We accomplish this primary strategy by focusing on the following:

   . Serving small businesses in small cities and towns. This market is traditionally underserved by standard lines carriers who avoid writing this business for a variety of reasons. As a result, we generally command higher premiums and generally have more coverage form flexibility than standard lines carriers.

   . Using a small and selective general agency distribution network. We currently have fifty-eight (58) general agents who, in turn, produce business through more than 25,000 retail insurance brokers. This small number of general agents allows for relative market exclusivity and affords ready access to our senior management. Our average general agency tenure of ten years gives us the opportunity to achieve our long-term revenue goals through "same store sales" growth. Our network allows us to maintain a low fixed cost distribution system with a national reach.

   . Maintaining a disciplined underwriting process. We are selective in establishing relationships with general agents and engage in a comprehensive review process before appointing a general agent. We extend only limited underwriting authority to each general agent. We monitor and control the underwriting process of the general agents and audit each general agent both remotely and on-site on a regular basis.

   . Providing innovative technology to our general agents. Our technology helps us to build strong relationships with our general agents and improve the quality of our underwriting results. We enhance our franchise value by acting as consultants to our general agents' information technology function. We use automation to improve operating efficiency, providing automated forms and manuals and policy submission and issuance systems. This technology expedites access to information and allows our general agents to react quickly in addressing underwriting issues and concerns.

   . Maintaining an experienced, responsive management team. Our management team is experienced in the insurance industry and the excess and surplus lines marketplace and has long-standing relationships in the industry. We maintain a flat organizational structure which allows us to be highly responsive and flexible in interactions with general agents. Operating in a small town ourselves, we can directly relate to the business needs and challenges of our general agents and insureds.

   . Creating shareholder value through strong financial results. The underpinnings of our strong financial results include:

     . a conservative investment strategy, focused largely on investment grade fixed income securities;

     . a conservative reserving philosophy designed to establish adequate reserves as soon as a loss is known;

     . a reinsurance program with financially sound and reputable reinsurers;
       and

     . a discipline of underwriting only risks on which we can reasonably expect to generate an underwriting profit.

   By focusing on these principles, we believe we can deliver strong financial results and build shareholder value.
Lines of Business

   The following table sets forth an analysis of gross written premiums by specific product lines during the periods indicated:

                                              Year ended December 31,
                                  -----------------------------------------------
                                       2001             2000            1999
                                  --------------  ---------------  --------------
                                  Amount  Percent  Amount  Percent Amount  Percent
                                  ------- ------- -------- ------- ------- -------
                                               (dollars in thousands)
Core commercial lines
Special property................. $10,118   10.3% $  5,930    5.4% $ 5,374    5.6%
Commercial multi-peril--property.  36,381   37.0    32,677   29.8   25,418   26.5
Commercial multi-peril--liability  27,348   27.8    27,660   25.2   21,649   22.6
Other liability..................  23,483   23.8    29,268   26.6   24,966   26.0
                                  -------  -----  --------  -----  -------  -----
   Total core commercial.........  97,330   98.9    95,535   87.0   77,407   80.7
Exited lines
Commercial auto liability........     874    0.9     8,779    8.0    5,477    5.7
Commercial auto physical damage..     206    0.2     2,690    2.5    1,569    1.6
Personal lines...................       2     --     2,787    2.5   11,530   12.0
                                  -------  -----  --------  -----  -------  -----
   Total exited lines............   1,082    1.1    14,256   13.0   18,576   19.3
                                  -------  -----  --------  -----  -------  -----

Total gross written premiums..... $98,412  100.0% $109,791  100.0% $95,983  100.0%
                                  =======  =====  ========  =====  =======  =====

   . Our Commercial General Liability insurance is written on an occurrence policy form, which generally provides coverage for bodily injury or property damage that arises during the policy period, even though a claim is made after the policy expires, as opposed to a claims-made policy form, which generally provides coverage for claims made against an insured during the policy period, irrespective of when the bodily injury or property damage occurred. Our insurance coverage provides limits generally ranging from $25,000 to $3 million per occurrence, with the majority of policies having limits between $500,000 and $1 million. Our general liability policies provide for defense and related expenses in addition to per occurrence and aggregate policy limits.

   . Our Commercial Property lines provide limits usually no higher than $2 million per risk, with almost all of the policies being written at limits of $1 million per risk or less.

   . We write Commercial Multi-Peril policies that provide the same commercial property and general liability coverages bundled together as a "package" for our insureds. The limits on these policies are the same as if written separately.

   . We also offer Commercial Umbrella policies to enhance our commercial multi-peril and commercial general liability writings. Commercial umbrella insurance is written for limits up to $5 million per occurrence. For commercial umbrella coverage, we usually write the primary $1 million liability limit.

   . Commercial Automobile policies were written with liability limits up to $1 million per occurrence.

   . Non-Standard Personal Automobile policies were written with liability limits up to $100,000 per person and $300,000 per occurrence.

Marketing and Distribution

   We market our products through fifty-eight (58) general agents, who in turn produce business through more than 25,000 retail insurance brokers located throughout the United States. We believe that our distribution network enables us to efficiently access these numerous small markets at a relatively low fixed cost through the marketing, underwriting and administrative support of our general agents. These general agents and their retail insurance brokers have local market knowledge and expertise that enable us to more effectively access these markets.

   Our distribution strategy is to maintain strong relationships with a select group of high-quality general agents. We believe that our network of general agents is smaller than our competitors because of our detailed selection process. We carefully select a limited number of general agents based on their experience and reputation and strive to preserve each general agent's franchise value with us within that general agent's marketing territory. We seek to increase our written premiums with these general agents and develop strong, long-standing relationships by providing a high level of service and support. For example, we try to respond to our general agents' requests for quotes within 24 hours. We also supply internet and web site technology support at no cost to the general agent. We believe these activities create goodwill with the general agents and strengthen our relationships with them. Our strategy has resulted in strong and consistent growth from 1992 to 2001 in commercial gross written premiums from $22.6 million to $98.4 million (an 18% annualized compound growth rate), with only a modest increase in the number of general agents from thirty-eight (38) to fifty-seven (57).

   The following table sets forth the geographic distribution of our gross written premiums for the periods indicated:

                                     Year ended December 31,
                         -----------------------------------------------
                              2001             2000            1999
                         --------------  ---------------  --------------
                         Amount  Percent  Amount  Percent Amount  Percent
                         ------- ------- -------- ------- ------- -------
                                      (dollars in thousands)
      Pacific........... $15,613   15.9% $ 19,961   18.2% $21,404   22.3%
      Midwest...........  17,338   17.6    21,768   19.8   17,516   18.2
      South.............  17,021   17.3    16,539   15.1   13,812   14.4
      Southwest.........  12,306   12.5    15,532   14.1   13,971   14.6
      Mid-Atlantic......  17,633   17.9    17,253   15.7   12,496   13.0
      Mountain/Northwest   8,088    8.2    10,457    9.5   10,849   11.3
      New England.......  10,413   10.6     8,281    7.6    5,935    6.2
                         -------  -----  --------  -----  -------  -----
                         $98,412  100.0% $109,791  100.0% $95,983  100.0%
                         =======  =====  ========  =====  =======  =====

Underwriting

  Core Commercial Business

   We underwrite our core commercial business, which excludes the exited commercial automobile business (see "Exited Lines" below), on a binding authority, submit and specialty lines basis.

   . Binding authority business represents risks that may be quoted and bound by our general agents prior to our underwriting review.

   . Submit business represents risks that must be submitted by our general agents to us prior to quoting or binding the account.

   . Specialty lines business represents risks that meet specific, pre-determined industry-segment and territorial parameters and may be quoted or bound by our general agents prior to our underwriting review.

   Binding authority business accounted for approximately 88% of our core commercial gross written premiums in 2001. Of this amount, approximately 85% is bound by general agents in accordance with our underwriting manual, with the remaining 15% subject to our approval. We provide our general agents with a comprehensive, regularly updated underwriting manual, which also is available online through a private intranet site called PennLink. This manual clearly outlines our risk eligibility, pricing, underwriting guidelines and policy issuance instructions. We closely monitor the underwriting quality of our business through online system edits and in-force account reviews. We also periodically audit each general agent's office to determine if our underwriting guidelines are followed in all aspects of risk selection, underwriting compliance, policy issuance and pricing. In addition to standard commissions, we provide strong incentives to our general agents to produce profitable business through a contingent profit commission structure that is tied directly to underwriting profitability. Payments of these contingent profit commissions have been through the issuance of our common stock and cash. Since 1996, we have awarded general agents approximately 360,000 shares of common stock through the contingent profit commission structure.

   We began writing business on a submit basis in 1999 in response to general agents who had risks similar to our risk profile but were outside of their underwriting authority. This provides a market to our general agents for approximately fifty classes of business. One hundred percent of the business is quoted and bound by our underwriters; general agents have no binding authority. This business accounted for approximately 5% of our core commercial gross written premiums in 2001.

   Specialty lines business, which accounted for 7% of our core commercial gross written premiums in 2001, represents specialized underwriting and marketing programs for individual general agents based upon specific territorial needs and opportunities. An individual general agent typically is given exclusive marketing authority for a special program subject to territorial limitations. We are continuously developing specialized programs for certain industry segments to meet the needs of insureds in these segments. For example, we have developed programs for cargo and Alaskan dwellings. Collectively, these programs are a significant benefit to our marketing efforts.

  Exited Lines

   We exited the non-standard personal automobile business in 1999 and, as a result, gross written premiums declined to $2,000 in 2001 from $2.8 million in 2000 and $11.5 million in 1999.

   We offered commercial automobile coverage from 1998 through the first quarter of 2001. In late 2000, we announced that we were exiting this line of business due to unsatisfactory underwriting results. No new policies have been written since the first quarter of 2001 and no policies are being renewed. Gross written premiums for commercial automobile business decreased to $1.1 million in 2001 from $11.5 million in 2000 and $7.0 million in 1999.

Pricing

   In the commercial property and casualty market, the rates and terms of coverage provided by property and casualty insurance carriers are frequently based on benchmarks and forms promulgated by the Insurance Services Office, known as "ISO". ISO makes available to its members advisory rating, statistical and actuarial services, policy language and other related services. ISO currently provides these services to more than 1,500 property and casualty insurance companies in the United States. One of the services that ISO provides is an actuarial-based estimate of the expected loss cost for risks in each of approximately 1,000 risk classifications. These benchmark loss costs reflect an analysis of the loss and allocated loss adjustment expenses on claims reported to ISO. ISO statistics, however, include only claims and policy information reported to ISO, and therefore do not reflect all of the loss experience for each class. Also, the historical results for a particular class may not be sufficient to provide actuarially meaningful results.

   We primarily use ISO loss cost rates as the foundation for establishing our pricing benchmarks for all lines of business in all 50 states. We then develop "loss cost multipliers," or LCMs, which are designed to support our operating expenses, acquisition expenses and targeted return on equity. The multiplication of our LCMs by ISO loss cost rates produces our final benchmark rates. As a general rule, our final benchmark rates are set at 110% to 150% of the prescribed ISO benchmark rates because of our strategy of providing insurance to underserved markets. Our final benchmark rates are regionalized to incorporate variables such as historical loss experience, the types and lines of business written and state regulatory considerations. For business that we write on an admitted basis, we must obtain advance regulatory approval of rates in a number of states. We provide our general agents with pricing flexibility on a per-policy basis, with the objective that in the aggregate, the weighted average premium of all new and renewal commercial policies written by a general agent must equal our final benchmark rates.

Claims Management and Administration

   Our approach to claims management is to investigate reported incidents at the earliest juncture, to select, manage and supervise all legal and adjustment aspects thereof and to provide a high level of service and support to general agents, retail insurance brokers and insureds throughout the claims process. Our general agents have no authority to settle claims or otherwise exercise control over the claims process. Our claims management staff supervises and processes all claims. We have a formal claims review process, and all claims greater than $25,000 are reviewed by senior claims management.

Insurance Loss Reserves

   We are liable for losses and loss adjustment expenses under the terms of the insurance policies that we write. In many cases, several years may lapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. We reflect our liability for the ultimate payment of all incurred losses and loss adjustment expenses by establishing loss and loss adjustment expense reserves as balance sheet liabilities for both reported and unreported claims.

   When a claim involving a probable loss is reported, we establish a case reserve for the estimated amount of our ultimate loss. The estimate of the amount of the ultimate loss is based upon factors such as:

   . the type of loss;

   . the jurisdiction of the occurrence;

   . our knowledge of the circumstances surrounding the claim;

   . the severity of injury or damage;

   . the potential for ultimate exposure; and

   . policy provisions relating to the claim.

We determine loss adjustment expenses via a formula method that estimates loss adjustment expenses as a percentage of expected indemnity losses based on historical patterns adjusted to current experience.

   In addition to case reserves, we establish reserves on an aggregate basis to provide for incurred but not reported losses and loss adjustment expenses, commonly referred to as "IBNR". To establish reserves for IBNR, we must estimate the ultimate liability based primarily on past experience. We apply a variety of traditional actuarial techniques to estimate our ultimate liability. The techniques recognize, among other factors:

   . our and the industry's experience;

   . historical trends in reserving patterns and loss payments;

   . the impact of claim inflation;

   . the pending level of unpaid claims;

   . the cost of claim settlements;

   . the line of business mix; and

   . the economic environment in which property and casualty insurance companies operate.

   We continually review these estimates and, based on new developments and information, we include adjustments of the probable ultimate liability in operating results for the periods in which the adjustments are made. In general, our initial reserves are based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The establishment of loss and loss adjustment expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience, or which cannot yet be quantified. We regularly analyze our reserves and review our pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be higher or lower than previously indicated. We do not discount our loss reserves.

   Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                       Year ended December 31,
                                                      -------------------------
                                                        2001     2000    1999
                                                      -------- -------- -------
                                                           (in thousands)
Balance, beginning of year........................... $115,314 $ 93,719 $88,937
Less reinsurance recoverable.........................   24,093   18,086  16,502
                                                      -------- -------- -------
Net balance, beginning of year.......................   91,221   75,633  72,435
Incurred related to:
   Current year......................................   60,885   66,214  54,768
   Prior Years.......................................       36    9,164   8,419
                                                      -------- -------- -------
Total incurred.......................................   60,921   75,378  63,187
Paid related to:
   Current Year......................................   19,913   26,273  23,540
   Prior Years.......................................   38,183   33,517  36,449
                                                      -------- -------- -------
Total paid...........................................   58,096   59,790  59,989
Net balance, end of year.............................   94,046   91,221  75,633
Plus reinsurance recoverable.........................   25,552   24,093  18,086
                                                      -------- -------- -------
Balance, end of year................................. $119,598 $115,314 $93,719
                                                      ======== ======== =======




   In 2001, we increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $36,000.



   In 2000, we increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $9,164,000. The increase is attributable to changes in our estimates for losses and loss adjustment expense reserves for our commercial automobile, commercial multi-peril liability and other liability lines of business.



   We began writing commercial automobile coverage for vehicles and light trucks in 1998. Our initial estimates for 1998 and 1999 were based on a relatively low level of claims reported to us. In 2000, we received a significant number of claims relating to accidents incurred in 1998 and 1999, resulting in an increase in our loss estimates. In the fourth quarter of 2000, we exited the commercial automobile line of business due to unsatisfactory underwriting results.

   Our change in estimates in 2000 for the commercial multi-peril line of business resulted principally from our increased exposure to liquor liability losses for policies primarily written in 1998 and 1999. In 2000, we revised our underwriting approach significantly for policies primarily written in 1998 and 1999 to reduce our exposure to liquor liability.



   Our change in estimates in 2000 for the other liability line resulted principally from construction defect claims, which were new claims that were not anticipated by us when we wrote these policies between 1991 and 1996. These claims predominantly related to residential contractors and sub-contractors in California. In 2000, we completed our withdrawal from the residential contractors and sub-contractors industry segment.



   In 1999, we increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $8,419,000. The increase is primarily attributable to changes in our estimates for losses and loss adjustment expense reserves for our non-standard personal automobile line of business. In 1999, we received a significant number of claims relating to accidents incurred prior to 1999, resulting in an increase in our loss estimates. In 1999, we exited the non-standard personal automobile lines.



   Incurred losses and loss adjustment expenses include estimates, recorded as loss and loss adjustment expense reserves on the balance sheet, for the ultimate payment on both reported and unreported claims. We change our estimates for loss and loss adjustment expenses reserves as new events occur, as more loss experience is acquired, or as additional information is received. Our estimates for loss and loss adjustment expense reserves result from a continuous review process and the change in these estimates, as required by Financial Accounting Standards Board No. 60, Accounting and Reporting for Insurance Enterprises, paragraph 18, is recorded in the period that the change in these estimates is made.



   We believe that our loss and loss adjustment expense reserves are fairly stated as of June 30, 2002 due to our exiting of non-standard personal and commercial automobile lines of business, and the reduction in our exposure to construction defect and liquor liability losses. In addition, we implemented improvements in our loss reserving process, including the development of monthly and quarterly loss and loss adjustment expense reserve analyses and the creation of reserve committee that meets quarterly.


   The following table presents our accident year loss and loss adjustment expense ratios (the sum of losses and loss adjustment expenses divided by premiums earned) for the ten most recent accident years (the year in which the loss occurred), as recorded as of December 31, 1999, 2000 and 2001, and June 30, 2002, after giving effect to the increase in loss and loss adjustment expenses relating to changes in estimates of insured events of prior years. These "accident year" loss ratios differ from the loss ratios included in our financial statements set forth elsewhere in this prospectus in that the latter loss ratios are based upon the year in which we recognize the loss for accounting purposes, regardless of when the loss actually occurred or was reported to us. See the notes to the consolidated financial statements included elsewhere in this prospectus.

                                              As of December 31, As of June 30,
                                              ------------------ --------------
Accident Year                                 1999   2000  2001       2002
-------------                                 ----   ----  ----       ----
1992......................................... 69.6   72.1  72.5       72.5
1993......................................... 70.9   70.2  71.3       71.3
1994......................................... 69.1   72.0  71.8       71.8
1995......................................... 63.9   65.4  65.1       65.3
1996......................................... 68.1   68.3  69.4       69.3
1997......................................... 62.4   62.0  62.1       62.3
1998......................................... 63.6   65.8  65.0       65.9
1999......................................... 63.8   68.2  70.0       73.1
2000.........................................        72.4  70.2       70.2
2001.........................................              68.5       65.1
2002.........................................                         63.6

   The following table represents the development of unpaid loss and loss adjustment expense reserves during the ten years ended December 31, 2001. The top of the table reflects the ten-year development of our reserves, net of reinsurance. The bottom of the table reconciles 1992 through 2001 ending reserves to the gross reserves in our consolidated financial statements. Prior to 1992, we developed our reserves on a net of reinsurance basis and restatement for those prior years is not presented. The top line of the table shows the estimated reserve for unpaid loss and loss adjustment expenses at the balance sheet date for each of the indicated years. These figures represent the estimated amount of unpaid loss and loss adjustment expenses for claims arising in all prior years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported. The table also shows the re-estimated amount of the previously recorded reserve based on experience as of the end of each succeeding year. The estimate changes as more information becomes available about the frequency and severity of claims. The cumulative redundancy or deficiency represents the aggregate change in the reserve estimates over all prior years.

                                             1991     1992      1993      1994      1995      1996      1997      1998
                                            ------- --------  --------  --------  --------  --------  --------  --------
                                                                                          (in thousands)
Reserves for unpaid losses and loss
 adjustment expenses, as stated............ $25,681 $ 26,110  $ 26,830  $ 35,307  $ 46,512  $ 55,656  $ 68,863  $ 72,435
a.  Net cumulative paid as of
 1 year later.............................. $ 6,605 $  7,381  $  6,852  $ 12,383  $ 17,208  $ 23,660  $ 30,236  $ 36,449
 2 years later.............................  10,988   11,127    13,127    20,617    29,612    38,819    51,141    55,718
 3 years later.............................  13,325   15,546    18,656    27,266    38,091    50,982    63,470    70,370
 4 years later.............................  16,417   19,253    22,254    32,119    44,016    57,613    72,651
 5 years later.............................  19,283   21,503    24,303    34,883    48,236    62,724
 6 years later.............................  20,872   22,796    25,642    37,687    51,485
 7 years later.............................  21,881   23,714    27,121    39,863
 8 years later.............................  22,452   24,959    28,449
 9 years later.............................  23,303   25,979
 10 years later............................  24,006
b.  Reserves re-estimated as of end of year
 1 year later.............................. $23,228 $ 24,478  $ 23,897  $ 33,601  $ 45,708  $ 55,997  $ 68,946  $ 80,855
 2 years later.............................  22,383   21,945    23,489    34,281    47,225    57,913    76,217    86,351
 3 years later.............................  20,471   22,032    24,558    36,453    47,378    63,575    79,881    86,899
 4 years later.............................  20,819   22,767    26,335    36,359    50,704    67,310    81,226
 5 years later.............................  21,726   23,935    26,380    38,768    54,245    68,567
 6 years later.............................  22,550   24,143    27,532    41,425    54,740
 7 years later.............................  22,761   24,776    29,050    42,095
 8 years later.............................  23,117   26,485    29,804
 9 years later.............................  24,280   26,948
 10 years later............................  24,644
Net cumulative redundancy (deficiency)..... $ 1,037 $   (839) $ (2,974) $ (6,788) $ (8,228) $(12,911) $(12,363) $(14,463)
Gross liability for unpaid losses and loss
 adjustment expenses, as stated............         $ 31,703  $ 33,314  $ 44,796  $ 60,139  $ 70,728  $ 84,566  $ 88,937
Reinsurance recoverable....................            5,593     6,484     9,489    13,627    15,072    15,703    16,502
Net liability for unpaid losses and loss
 adjustment expenses, as stated............           26,110    26,830    35,307    46,512    55,656    68,863    72,435
                                                    --------  --------  --------  --------  --------  --------  --------
Gross liability re-estimated--1 year later.           30,609    32,796    48,173    63,884    71,644    85,640    98,395
Reinsurance recoverable re-estimated.......            6,131     8,899    14,572    18,176    15,647    16,694    17,540
Net liability re-estimated--1 year later...           24,478    23,897    33,601    45,708    55,997    68,946    80,855
                                                    --------  --------  --------  --------  --------  --------  --------
Gross liability re-estimated--2 years later           30,390    36,243    53,009    66,405    74,312    92,832   104,664
Reinsurance recoverable re-estimated.......            8,445    12,754    18,728    19,180    16,399    16,615    18,313
Net liability re-estimated--2 years later..           21,945    23,669    34,281    47,225    57,913    76,217    86,351
                                                    --------  --------  --------  --------  --------  --------  --------
Gross liability re-estimated--3 years later           33,992    41,600    56,042    66,891    80,574    97,786   105,248
Reinsurance recoverable re-estimated.......           11,960    17,042    19,589    19,513    16,999    17,905    18,349
Net liability re-estimated--3 years later..           22,032    24,558    36,453    47,378    63,575    79,881    86,899
                                                    --------  --------  --------  --------  --------  --------  --------
Gross liability re-estimated--4 years later           38,165    43,824    56,167    68,927    84,831    98,244
Reinsurance recoverable re-estimated.......           15,398    17,489    19,808    18,223    17,521    17,018
Net liability re-estimated--4 years later..           22,767    26,335    36,359    50,704    67,310    81,226
                                                    --------  --------  --------  --------  --------  --------
Gross liability re-estimated--5 years later           39,956    44,466    58,272    73,042    85,221
Reinsurance recoverable re-estimated.......           16,021    18,086    19,504    18,797    16,654
Net liability re-estimated--5 years later..           23,935    26,380    38,768    54,245    68,567
                                                    --------  --------  --------  --------  --------
Gross liability re-estimated--6 years later           40,670    45,595    61,814    72,978
Reinsurance recoverable re-estimated.......           16,527    18,063    20,389    18,238
Net liability re-estimated--6 years later..           24,143    27,532    41,425    54,740
                                                    --------  --------  --------  --------
Gross liability re-estimated--7 years later           41,679    47,955    61,766
Reinsurance recoverable re-estimated.......           16,903    18,905    19,671
Net liability re-estimated--7 years later..           24,776    29,050    42,095
                                                    --------  --------  --------
Gross liability re-estimated--8 years later           43,958    48,032
Reinsurance recoverable re-estimated.......           17,473    18,228
Net liability re-estimated--8 years later..           26,485    29,804
                                                    --------  --------
Gross liability re-estimated--9 years later           44,248
Reinsurance recoverable re-estimated.......           17,300
Net liability re-estimated--9 years later..           26,948
Gross cumulative deficiency................         $(12,545) $(14,718) $(16,970) $(12,838) $(14,493) $(13,678) $(16,311)

                                              1999      2000      2001
                                            --------  --------  --------

Reserves for unpaid losses and loss
 adjustment expenses, as stated............ $ 75,633  $ 91,221  $ 94,046
a.  Net cumulative paid as of
 1 year later.............................. $ 34,626    38,183
 2 years later.............................   57,415
 3 years later.............................
 4 years later.............................
 5 years later.............................
 6 years later.............................
 7 years later.............................
 8 years later.............................
 9 years later.............................
 10 years later............................
b.  Reserves re-estimated as of end of year
 1 year later.............................. $ 84,797  $ 91,257
 2 years later.............................   86,863
 3 years later.............................
 4 years later.............................
 5 years later.............................
 6 years later.............................
 7 years later.............................
 8 years later.............................
 9 years later.............................
 10 years later............................
Net cumulative redundancy (deficiency)..... $(11,230) $    (36)
Gross liability for unpaid losses and loss
 adjustment expenses, as stated............ $ 93,719  $115,314  $119,598
Reinsurance recoverable....................   18,086    24,093    25,552
Net liability for unpaid losses and loss
 adjustment expenses, as stated............   75,633    91,221    94,046
                                            --------  --------  --------
Gross liability re-estimated--1 year later.  101,597   115,350
Reinsurance recoverable re-estimated.......   16,800    24,093
Net liability re-estimated--1 year later...   84,797    91,257
                                            --------  --------
Gross liability re-estimated--2 years later  104,137
Reinsurance recoverable re-estimated.......   17,274
Net liability re-estimated--2 years later..   86,863
                                            --------
Gross liability re-estimated--3 years later
Reinsurance recoverable re-estimated.......
Net liability re-estimated--3 years later..

Gross liability re-estimated--4 years later
Reinsurance recoverable re-estimated.......
Net liability re-estimated--4 years later..

Gross liability re-estimated--5 years later
Reinsurance recoverable re-estimated.......
Net liability re-estimated--5 years later..

Gross liability re-estimated--6 years later
Reinsurance recoverable re-estimated.......
Net liability re-estimated--6 years later..

Gross liability re-estimated--7 years later
Reinsurance recoverable re-estimated.......
Net liability re-estimated--7 years later..

Gross liability re-estimated--8 years later
Reinsurance recoverable re-estimated.......
Net liability re-estimated--8 years later..

Gross liability re-estimated--9 years later
Reinsurance recoverable re-estimated.......
Net liability re-estimated--9 years later..
Gross cumulative deficiency................ $(10,418) $    (36)

   The table below illustrates the sensitivity to a hypothetical change in our net loss and loss adjustment expense reserves as of December 31, 2001. The selected scenarios are not predictions of future events, but rather illustrative of the effect that such events may have on stockholders' equity.

                                                                                                     Hypothetical
                                                                                                      Percentage
                                                                     Balance of Net   Change in Net    Increase
                                                                     Loss and Loss    Loss and Loss  (Decrease) in
                                                                       Adjustment      Adjustment    Stockholders'
Hypothetical Change in Net Loss and Loss Adjustment Expense Reserve Expense Reserves Expense Reserve    Equity
------------------------------------------------------------------- ---------------- --------------- -------------
                                                                                (dollars in thousands)
                            3% increase............................     $96,867          $ 2,821         (2.3)%
                            2% increase............................      95,927            1,881         (1.5)
                            1% increase............................      94,986              940         (0.8)
                            No change..............................      94,046               --           --
                            1% decrease............................      93,106             (940)         0.8
                            2% decrease............................      92,165           (1,881)         1.5
                            3% decrease............................      91,225           (2,821)         2.3

Reinsurance

   We purchase reinsurance through contracts called "treaties" to reduce our exposure to liability on individual risks and to protect against catastrophic losses. Reinsurance involves an insurance company transferring or "ceding" a portion of its exposure on a risk to another insurer (the "reinsurer"). The reinsurer assumes the exposure in return for a portion of the premium. The ceding of liability to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. The primary insurer will be required to pay the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.

   In formulating our reinsurance programs, we are selective in our choice of reinsurers and consider numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize our exposure to the insolvency of our reinsurers, we evaluate the acceptability and review the financial condition of each reinsurer annually. Our policy is to use only reinsurers that have an A.M. Best Co. rating of "A-" (excellent) or better and that have at least $500 million in policyholders' surplus.

   Since September 2001, our multiple-line excess of loss treaty reinsurance is with American Re, part of the Munich Re Group. American Re is rated "A++" (superior) by A.M. Best Co. For the three years prior to September 1, 2001, General Reinsurance Corporation, rated "A++" (superior) by A.M. Best Co., was our reinsurer on our multiple-line excess of loss treaty. The following is a summary of our multiple-line excess of loss reinsurance treaty:

Line of Business      Company Policy Limit        Reinsurance Coverage/Company Retention
----------------      --------------------        --------------------------------------
Property              $2.0 million per risk          $1.7 million per risk in excess
                                                        of $300,000 per risk
Commercial Automobile $1.0 million per occurrence    $750,000 per occurrence in
                                                        excess of $250,000 per
                                                        occurrence
General Liability     $3.0 million per occurrence    $2.5 million per occurrence
                                                        in excess of $500,000
                                                        per occurrence

   Our combined retention for any one loss resulting from a common occurrence involving both the property and general liability coverage on a single risk is $500,000. We also maintain casualty contingent excess coverage with American Re, which covers exposures such as punitive damages and other extra-contractual obligations, losses in excess of policy limits (such as bad faith and errors and omissions) and liability actions brought by two or more of our insureds against each other resulting from the same occurrence.

   We offer umbrella liability policies up to $5.0 million per occurrence. These policies are reinsured with American Re for 90% of policy limits up to $1.0 million per occurrence and 100% of policy limits to $4.0 million in excess of $1.0 million per occurrence.

   We maintain a catastrophic loss reinsurance program, the terms of which provide for 100% retention of the first $1.0 million per occurrence, reinsurance of 90% of $1.0 million per occurrence in excess of $1.0 million per occurrence and reinsurance of 100% of $23.0 million per occurrence in excess of $2.0 million per occurrence.

   As of January 1, 2002, our catastrophic loss reinsurance program includes:
American Agricultural Insurance Company, Converium (North America), Converium
(UK), Everest Reinsurance Company, Hannover Ruckversicherungs, PXRE Reinsurance Company, Shelter Reinsurance Company, Sirius International Insurance Corporation and XL Re Ltd. All of these reinsurers are rated "A-" (excellent) or higher by A.M. Best Co. and have policyholders' surplus greater than $500 million.

   We may write individual policies with limits of liability greater than the aforementioned policy limits. These limits of liability are 100% reinsured on a facultative reinsurance basis.

Competition

   The property and casualty insurance industry is highly competitive. We compete with domestic and international insurers, some of which have greater financial, marketing and management resources and experience than we do. We also may compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best Co. Penn-America Insurance Company and Penn-Star Insurance Company currently have a pooled rating from A.M. Best Co. of "A-" (excellent). Ratings for an insurance company are based on its ability to pay policyholder obligations and are not directed toward the protection of investors.

                             CERTAIN TRANSACTIONS

Headquarters Lease

   Our headquarters in Hatboro, Pennsylvania is occupied pursuant to a lease, effective July 1, 2000, with Mr. Irvin Saltzman, Chairman of our Board of Directors. The lease is for an initial term of five years and we have one five-year renewal option thereafter. The current rent is $357,247 per year, based on a price of $15.25 per square foot. Included in the square footage charge is our share of costs for insurance, real estate taxes, housekeeping, HVAC, energy management, snow removal/landscaping, utilities, pest control, transformer maintenance, bathroom maintenance, plant maintenance, phone/voice mail system maintenance and smoke/fire monitoring. We are required to pay our pro rata share of all increases in the base year of taxes, fees, assessments and expenses on the entire office facility. As of March 28, 2002, there was no pro rata share charge. We believe that the amount being paid by us under the lease represents a fair market value annual rental charge and that the terms of the lease are as favorable to us as we might have obtained from unaffiliated third parties.

Affiliated Insurance Entities

   Several of Penn Independent Corporation's wholly-owned subsidiaries are insurance agencies that write business with us. During the year ended December 31, 2001, the premiums written by these agencies for us represented 3.95% ($3,888,000) of our total premiums. Total commissions paid to these agencies were $855,000. Premiums receivable from these agencies were $454,000 as of December 31, 2001. The commissions paid were on terms as favorable to us as we might have obtained from unaffiliated third parties. One of the subsidiaries, Delaware Valley Underwriting Agency, Inc., wrote 2.74% ($2,700,000) of our total premiums; and Mr. E. Anthony Saltzman, Vice President of that company, is currently one of our directors. Because the insurance agencies are compensated on commissions received, while we are compensated on the underwriting profitability of the policies written, it is possible our affiliate could bind us to unprofitable policies.

Executive Loans

   In 2000 and in 2001, our board of directors and the board of directors of Penn-America Insurance Company authorized the issuance of several executive loans to purchase our common stock. Under the terms of the loans, the executives are required to repay principal, brokerage commissions, transaction costs and interest, calculated semi-annually, within five years from the date of the loan. On default, the Penn-America Insurance Company has recourse against the defaulting executive. However, Penn-America Insurance Company has agreed to forgive the repayment of these loans upon a change of control, as that term is defined in the loan documents. No executive officer entered into any loan(s) with Penn-America Insurance Company in 2001 in excess of $60,000.

   The following table shows the outstanding principal amount of loans to our officers and the aggregate number of shares of our common stock acquired with the proceeds of the loans.

                              Original Loan and
                          Outstanding Balance as of Weighted Average
Name                            June 30, 2002        Interest Rate   Number of Shares Acquired
----                      ------------------------- ---------------- -------------------------
Jon S. Saltzman..........         $359,072                6.16%               47,500
Thomas P. Bowie..........           46,139                5.07%                5,000
Joseph F. Morris.........           55,845                5.07%                6,000
J. Ransley Lennon........           97,943                6.20%               11,000
Garland P. Pezzuolo......           35,511                5.61%                4,000
                                  --------                ----                ------
Total....................         $594,510                5.95%               73,500
                                  ========                ====                ======

Agreements with Penn Independent Corporation

   We receive services from executives (including Mr. Irvin Saltzman), staff and administrative personnel of Penn Independent Corporation, including services in connection with our investment portfolio, human resource administration and related services. We have historically been charged a portion of the amounts paid by Penn Independent Corporation for services such as insurance, telecommunications, postage and office supplies (based on actual costs incurred). In 2001, we were charged $212,000 for these services, the majority of which fees represented payments for the services of Penn Independent Corporation personnel for executive, human resource administration, investment advisory (Mr. Irvin Saltzman) and other related support services (based upon the number of our employees in proportion to the total number of Penn Independent employees for which these services are provided).

   We believe that the terms of the transactions described above are at least as favorable as those that might have been obtained from unaffiliated third parties.

                         DESCRIPTION OF CAPITAL STOCK

   We have authorized 20,000,000 shares of our common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share. As of June 30, 2002, 11,584,185 shares of our common stock and no shares of our preferred stock are outstanding.

Common Stock

   Holders of our common stock are entitled to one vote for each share held on all matters submitted to vote of stockholders and do not have cumulative voting rights. Accordingly, a holder of a majority of the outstanding shares of our common stock entitled to vote in any election of directors may elect all the directors standing for election. Holders of our common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors. Upon the liquidation, dissolution or winding up of the company, holders of our common stock are entitled to receive ratably the net assets of the company available for distribution after the payment of all debts and other liabilities of the company, subject to prior and superior rights of the preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by this prospectus when issued and paid for will be, fully paid and nonassessable.

Preferred Stock

   No shares of preferred stock have been issued and we do not presently plan to issue any. Our board of directors is empowered by our articles of incorporation to designate and issue from time to time one or more classes or series of preferred stock without stockholder action. The board may fix and determine the relative rights, preferences and limitations of each class or series so authorized. The issuance of, or the ability to issue, preferred stock could adversely affect the voting power and other rights of the holders of our common stock or could have the effect of decreasing the market price of the common stock or of discouraging or making difficult any attempt by a person or group to obtain control of us, including any attempt involving a bid for our common stock at a premium over the then market price.

Corporate Anti-Takeover Provisions

   Our articles of incorporation and bylaws contain a number of provisions relating to corporate governance and the rights of stockholders. Some of these provisions may have a potential "anti-takeover" effect because they may delay, defer or prevent a change of control. These provisions include:

  . the authority of our board of directors to issue series of preferred stock with such voting rights and other powers as the board of directors may determine; and

  . notice requirements in the bylaws relating to nominations to the board of directors and to the raising of business matters at stockholders' meetings.

   For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder, our bylaws require that stockholder to deliver a notice to our President, absent specified circumstances, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. In addition, the Pennsylvania Business Corporation Law of 1988, as amended, or "BCL", provides that directors may, in discharging their duties, consider the interests of a number of different constituencies, including stockholders, employees, suppliers, customers, creditors and the community in which a company is located. Directors are not required to consider the interests of the stockholders to a greater degree than other constituencies' interests. The BCL expressly provides that directors do not violate their fiduciary duties solely by relying on poison pills or the BCL's anti-takeover provisions.

   We have elected, as permitted under the BCL, not to be subject to provisions that:

   . permit stockholders in some change of control transactions to demand payment from a new 20% stockholder of the fair market value of the demanding stockholders' shares;

   . in some cases, prohibit a business combination with a stockholder or group of stockholders beneficially owning more than 20% of the voting power of a public corporation, for a 5-year period following the date on which the holder obtains the 20% ownership;

   . limit the voting power of stockholders acquiring more than 20%, 33% and/or
     50% of a corporation's voting securities; and

   . in some cases, permit a corporation to recover profits resulting from a sale of shares by a stockholder, after the stockholder has acquired or expressed an intent to acquire at least 20% of the corporation's voting shares.

   By making the above election, we have opted not to take advantage of provisions which are intended to limit the possibility of a takeover of us.

              MATERIAL U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

   The following summary describes the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by a Non-U.S. holder (as defined below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (also referred to as the Code), such as:

   . certain United States expatriates;

   . "controlled foreign corporations";

   . "passive foreign investment companies";

   . "foreign personal holding companies"; and

   . corporations that accumulate earnings to avoid United States federal income tax.

   Such Non-U.S. holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

   As used herein, a U.S. holder of our common stock means a holder that is for United States federal income tax purposes:

   . a citizen or resident of the United States;

   . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

   . an estate the income of which is subject to United States federal income taxation regardless of its source; or

   . a trust (X) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or
     (Y) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

   A Non-U.S. holder is a holder that is not a U.S. holder.

   If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their tax advisors.

   Persons considering the purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Dividends

   Dividends paid to you generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States, and, where a tax treaty applies, are attributable to a United States permanent establishment are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid to you, you will be required (a) to complete Internal Revenue Service (also referred to as the IRS) Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a United States person or (b) if you hold our common stock through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. holders that are entities rather than individuals.

   If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

   You generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

   . the gain is effectively connected with your conduct of a trade or business within the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment, in which case you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and, if you are a corporation, an additional 30% branch profits tax on your effectively connected earnings and profits, or such lower rate as may be specified by an applicable income tax treaty;

   . if you are an individual and hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, in which case you will be subject to a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States); or

   . we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

   We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes. However, if we are or become a United States real property holding corporation, then assuming our common stock is regularly traded on an established securities market, you will only be subject to United States federal income tax on the disposition of our common stock if you hold or held (at any time during the shorter of the five-year period ending on the date of disposition and your holding period of our common stock) more than 5% of our common stock.

Federal Estate Tax

   If you are an individual Non-U.S. holder, common stock held by you at the time of death will be included in your gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

   You will not be subject to backup withholding on dividends paid to you provided that we do not have actual knowledge or reason to know that you are a U.S. holder and you provide your name and address on an IRS Form W-8BEN (or other applicable form) and certify, under penalties of perjury, that you are not a United States holder. Alternative documentation may be applicable in some situations, and special certification rules apply to holders that are pass-through entities.

   In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale, exchange or other disposition of our common stock made within the United States or through certain United States-related financial intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. holder, or you otherwise establish an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

                                 UNDERWRITING

   Subject to the terms and conditions of an Underwriting Agreement, dated
      , 2002, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., Ferris, Baker Watts, Incorporated and Keefe, Bruyette & Woods, Inc. have severally agreed with us to purchase from us the number of shares of common stock set forth below opposite their respective names.

                                                     Number of
                  Underwriters                        Shares
                  ------------                       ---------
                  Bear, Stearns & Co. Inc...........
                  Ferris, Baker Watts, Incorporated.
                  Keefe, Bruyette & Woods, Inc......
                                                     ---------
                     Total.......................... 4,000,000
                                                     =========

   The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of our common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all shares of our common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

   The underwriters' representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain
dealers at that price less a concession of not in excess of $      per share,
of which $      may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to a total of 600,000 shares of common stock from us to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 600,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

   The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                       Total
                                                           -----------------------------
                                                      Per       With         Without
                                                     Share Over-Allotment Over-Allotment
                                                     ----- -------------- --------------
Public offering price...............................
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us....................

   The expenses of the offering, other than underwriting discounts and
commissions referred to above, are estimated at $      and are payable entirely
by us.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

   Each of our executive officers, directors and principal stockholders, and certain of our officers, have agreed for a period of 90 days after the date of this prospectus, subject to limited exceptions, not to:

  . offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition; or

  . enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise)

without the prior written consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

   In addition, we have agreed that, subject to certain exceptions, during the 90-day lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than the sale of common stock in the offering and the options or shares of common stock under existing stock option and incentive plans.

   Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restriction relating to the offering and the distribution of this prospectus. The underwriters may distribute this prospectus electronically to certain institutional investors upon their request. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

   Our common stock is listed on the New York Stock Exchange under the symbol "PNG."

   The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member if in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking and other financial and banking services to us for which they have in the past received, and may in the future receive, customary commissions and fees.

                                 LEGAL MATTERS

   Certain legal matters have been passed upon for us by Reed Smith LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

   The consolidated financial statements and schedules of Penn-America Group, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended on December 31, 2001 included herein and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-2 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified by such reference. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules thereto.

   We have filed reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains our reports, proxy statements and other information. The address of this website is http://www.sec.gov. Our common stock is traded on the New York Stock Exchange and our reports can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, 17/th/ Floor, New York, NY 10005.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The Commission allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supercedes previously filed information. We are incorporating by reference the documents listed below.

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

  . our Annual Report to stockholders for the fiscal year ended December 31, 2001;

  .   our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

  .   our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

  . our Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 1, 2002, April 1, 2002, April 11, 2002 and May 15, 2002; and

  . our 2002 Proxy Statement filed with the Securities and Exchange Commission on April 5, 2002, and amended on April 30, 2002.


   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement is modified or replaced by a statement herein. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this prospectus. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above that have been incorporated in this prospectus by reference (other than exhibits to such documents unless such exhibits are themselves specifically incorporated by reference). If you would like a copy of any of these documents, at no cost, please write or call us at Penn-America Group, Inc., Investor Relations Department, 420 South York Road, Hatboro, Pennsylvania 19040, or by telephone at (215) 443-3656, or send an e-mail request to info@penn-america.com.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                     Page
                                                                                                     ----

Interim Consolidated Financial Statements:

Consolidated Balance Sheets at June 30, 2002 (unaudited) and December 31, 2001...................... F-2

Unaudited Consolidated Statements of Operations for the three months and six months ended June 30,
  2002 and 2001..................................................................................... F-3

Unaudited Consolidated Statement of Stockholders' Equity for the six months ended June 30, 2002..... F-4

Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2002 and 2001..... F-5

Notes to Unaudited Consolidated Financial Statements................................................ F-6

Consolidated Financial Statements:

Report of Independent Auditors...................................................................... F-10

Consolidated Balance Sheets at December 31, 2001 and 2000........................................... F-11

Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999.......... F-12

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999 F-13

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.......... F-14

Notes to Consolidated Financial Statements.......................................................... F-15

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     (In thousands, except per share data)

                                                                                          June 30,   December 31,
                                                                                            2002         2001
                                                                                         ----------- ------------
                                                                                         (Unaudited)
ASSETS
Investments:
   Fixed maturities:
       Available for sale, at fair value (amortized cost 2002, $176,016; 2001,
         $130,976)......................................................................  $182,214     $135,253
       Held to maturity, at amortized cost (fair value 2002, $3,042; 2001, $15,317).....     2,968       15,084
   Equity securities, at fair value (cost 2002, $25,376; 2001, $27,770).................    23,013       25,149
                                                                                          --------     --------
       Total investments................................................................   208,195      175,486
Cash....................................................................................     4,857       13,129
Accrued investment income...............................................................     2,712        2,199
Premiums receivable.....................................................................    13,840       12,285
Reinsurance recoverable.................................................................    25,415       25,804
Prepaid reinsurance premiums............................................................     7,206        4,241
Deferred policy acquisition costs.......................................................    12,191        9,083
Capital lease, affiliate................................................................     1,622        1,666
Deferred income taxes...................................................................     3,565        3,790
Income tax recoverable..................................................................        --           66
Other assets............................................................................       318          366
                                                                                          --------     --------
       Total assets.....................................................................  $279,921     $248,115
                                                                                          ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Unpaid losses and loss adjustment expenses...........................................  $127,220     $119,598
   Unearned premiums....................................................................    58,852       41,034
   Accounts payable and accrued expenses................................................     5,640        3,800
   Capitalized lease obligation, affiliate..............................................     1,499        1,570
   Income tax payable...................................................................       111           --
   Other liabilities....................................................................     1,315        1,722
                                                                                          --------     --------
       Total liabilities................................................................   194,637      167,724
                                                                                          --------     --------
Stockholders' equity:
   Preferred stock, $.01 par value; authorized 2,000,000 shares;
     None issued........................................................................        --           --
   Common stock, $.01 par value; authorized 20,000,000 shares;
     issued 2002 and 2001, 15,334,185 and 15,228,351 shares, respectively;
     outstanding 2002 and 2001, 11,584,185 and 11,478,351 shares, respectively..........       153          152
   Additional paid-in capital...........................................................    71,518       70,735
   Accumulated other comprehensive income...............................................     2,531        1,092
   Retained earnings....................................................................    36,111       33,334
   Treasury stock, 3,750,000 shares at cost.............................................   (24,161)     (24,161)
   Officers' stock loans................................................................      (629)        (629)
   Unearned compensation from restricted stock awards...................................      (239)        (132)
                                                                                          --------     --------
       Total stockholders' equity.......................................................    85,284       80,391
                                                                                          --------     --------
       Total liabilities and stockholders' equity.......................................  $279,921     $248,115
                                                                                          ========     ========

     See accompanying notes to unaudited consolidated financial statements

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (Unaudited)
                (In thousands, except share and per share data)

                                                  Three months ended June 30, Six months ended June 30,
                                                  --------------------------  ------------------------
                                                      2002          2001          2002         2001
                                                  -----------   -----------   -----------  -----------
Revenues
Premiums earned.................................. $    27,234   $    22,206   $    50,217  $    45,248
Net investment income............................       2,925         2,815         5,758        5,665
Net realized investment loss.....................      (1,093)         (334)       (1,345)        (232)
                                                  -----------   -----------   -----------  -----------
   Total revenues................................      29,066        24,687        54,630       50,681
                                                  -----------   -----------   -----------  -----------
Losses and expenses
Losses and loss adjustment expenses..............      17,364        15,453        32,650       32,187
Amortization of deferred policy acquisition costs       6,739         6,007        12,750       12,231
Other underwriting expenses......................       2,166         1,684         3,823        3,218
Corporate expenses...............................         233           189           344          351
Interest expense.................................          35            40            70           80
                                                  -----------   -----------   -----------  -----------
   Total losses and expenses.....................      26,537        23,373        49,637       48,067
                                                  -----------   -----------   -----------  -----------
Income before income tax.........................       2,529         1,314         4,993        2,614
Income tax expense...............................         647           320         1,325          653
                                                  -----------   -----------   -----------  -----------
Net income....................................... $     1,882   $       994   $     3,668  $     1,961
                                                  ===========   ===========   ===========  ===========
Net income per share
   Basic......................................... $      0.16   $      0.09   $      0.32  $      0.17
   Diluted....................................... $      0.16   $      0.09   $      0.31  $      0.17
Weighted average shares outstanding
   Basic.........................................  11,574,913    11,407,215    11,555,944   11,387,687
   Diluted.......................................  11,791,719    11,514,498    11,754,854   11,471,070
Cash dividends per share......................... $   0.03875   $     0.035   $   0.07708  $     0.070


     See accompanying notes to unaudited consolidated financial statements

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                  (Unaudited)
                    For the six months ended June 30, 2002
                     (In thousands, except per share data)

                                                                                                 Unearned
                                                     Accumulated                               Compensation
                                         Additional     Other                        Officers'     From         Total
                                  Common  Paid-In   Comprehensive Retained Treasury    Stock    Restricted  Stockholders'
                                  Stock   Capital      Income     Earnings  Stock      Loans   Stock Awards    Equity
                                  ------ ---------- ------------- -------- --------  --------- ------------ -------------
Balance at December 31, 2001.....  $152   $70,735      $1,092     $33,334  $(24,161)   $(629)     $(132)       $80,391
Net income.......................    --        --          --       3,668        --       --         --          3,668
Other comprehensive income: net
 unrealized gain on investments,
 net of tax and reclassification
 adjustment......................    --        --       1,439          --        --       --         --          1,439
                                                                                                               -------
Comprehensive income.............                                                                                5,107
                                                                                                               -------
Issuance of common stock.........     1       783          --          --        --       --         --            784
Unearned compensation from
 restricted stock awards issued..    --        --          --          --        --       --       (155)          (155)
Amortization of compensation
 expense from restricted stock
 awards issued...................    --        --          --          --        --       --         48             48
Cash dividends paid ($0.07708 per
 share)..........................    --        --          --        (891)       --       --         --           (891)
                                   ----   -------      ------     -------  --------    -----      -----        -------
Balance at June 30, 2002.........  $153   $71,518      $2,531     $36,111  $(24,161)   $(629)     $(239)       $85,284
                                   ====   =======      ======     =======  ========    =====      =====        =======





     See accompanying notes to unaudited consolidated financial statements

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)
                                (In thousands)

                                                                                          Six months ended
                                                                                              June 30,
                                                                                         ------------------
                                                                                           2002      2001
                                                                                         --------  --------
Cash flows from operating activities:
   Net income........................................................................... $  3,668  $  1,961
   Adjustments to reconcile net income to net cash provided (used) by operating activities:
       Amortization and depreciation expense............................................     (185)       18
       Net realized investment loss.....................................................    1,345       232
       Deferred income tax..............................................................     (516)     (273)
       Net increase (decrease) in premiums receivable, prepaid reinsurance premiums
         and unearned premiums..........................................................   13,298    (5,485)
       Net increase in unpaid losses and loss adjustment expenses and reinsurance
         recoverable....................................................................    8,011       540
       Accrued investment income........................................................     (513)       24
       Deferred policy acquisition costs................................................   (3,108)    1,097
       Income tax recoverable/payable...................................................      177       926
       Other assets.....................................................................       11      (109)
       Accounts payable and accrued expenses............................................    1,840        21
       Other liabilities................................................................       82      (365)
                                                                                         --------  --------
       Net cash provided (used) by operating activities.................................   24,110    (1,413)
                                                                                         --------  --------
Cash flows from investing activities:
   Purchases of equity securities.......................................................       --    (2,065)
   Purchases of fixed maturities available for sale.....................................  (54,296)  (17,547)
   Proceeds from sales of equity securities.............................................    1,000     1,375
   Proceeds from sales and maturities of fixed maturities available for sale............    9,451    15,865
   Proceeds from maturities and calls of fixed maturities held to maturity..............   12,130     2,000
                                                                                         --------  --------
       Net cash used by investing activities............................................  (31,715)     (372)
                                                                                         --------  --------
Cash flows from financing activities:
   Issuance of common stock.............................................................      295       358
   Officers' stock loans................................................................       --      (109)
   Principal payments on capital lease obligations, affiliate...........................      (71)      (62)
   Dividends paid.......................................................................     (891)     (797)
                                                                                         --------  --------
       Net cash used by financing activities............................................     (667)     (610)
                                                                                         --------  --------
Decrease in cash........................................................................   (8,272)   (2,395)
Cash, beginning of period...............................................................   13,129    11,425
                                                                                         --------  --------
Cash, end of period..................................................................... $  4,857  $  9,030
                                                                                         ========  ========

     See accompanying notes to unaudited consolidated financial statements

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Organization and Basis of Presentation

   Penn-America Group, Inc. ("PAGI") is an insurance holding company. Approximately 40% of the outstanding common stock of PAGI was owned by Penn Independent Corporation ("Penn Independent") at June 30, 2002. The accompanying financial statements include the accounts of PAGI and its wholly owned subsidiary, Penn-America Insurance Company ("Penn-America") and its wholly owned subsidiary, Penn-Star Insurance Company ("Penn-Star"), (collectively the "Company").

   The Company markets and underwrites general liability, commercial property and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. The Company can write business in all fifty states and the District of Columbia on both an admitted and non-admitted basis.

   The accompanying interim condensed unaudited consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) considered necessary for a fair presentation of results for the interim periods have been included. All significant intercompany accounts and transactions have been eliminated in consolidation. It is suggested that these interim condensed unaudited consolidated financial statements and related notes be read in conjunction with the financial statements and related notes in the Company's 2001 Annual Report which was incorporated by reference into the Company's Form 10-K for the year ended December 31, 2001. The Company's results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

Note 2--Reinsurance

   Premiums earned are presented net of amounts ceded to reinsurers of $4.1 million and $3.0 million for the three months ended June 30, 2002 and 2001, respectively. Losses and loss adjustment expenses are presented net of amounts ceded to reinsurers of $1.1 million and $0.7 million for the three months ended June 30, 2002 and 2001, respectively.

   Premiums earned are net of amounts ceded to reinsurers of $7.2 million and $6.0 million for the six months ended June 30, 2002 and 2001, respectively. Losses and loss adjustment expenses are net of amounts ceded to reinsurers of $2.8 million and $3.4 million for the six months ended June 30, 2002 and 2001, respectively.

Note 3--Comprehensive Income

   Accumulated other comprehensive income consists solely of unrealized gains or losses on investment securities net of applicable income tax expense or benefit and reclassification adjustments. Comprehensive income was $4.3 million for the three months ended June 30, 2002, compared with $0.8 million for the three months ended June 30, 2001. Comprehensive income was $5.1 million and $2.4 million for the six months ended June 30, 2002 and 2001, respectively.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

Note 4--Income Per Share

   Income per share for the three and six months ended June 30, 2002 and 2001 is computed by dividing net income by the basic and diluted weighted average number of common shares outstanding during the respective periods. The following table is a reconciliation of the numerators and denominators of the basic and diluted income per share computations:

                                                    Three months ended June 30, Six months ended June 30,
                                                    --------------------------- -------------------------
                                                       2002          2001          2002         2001
                                                     -----------   -----------  -----------  -----------
                                                         (in thousands, except per share data)
Basic per share computation:
   Net income...................................... $     1,882   $       994   $     3,668  $     1,961
   Weighted average common shares (1)..............  11,574,913    11,407,215    11,555,944   11,387,687
                                                     -----------   -----------  -----------  -----------
Basic net income per share (1)..................... $      0.16   $      0.09   $      0.32  $      0.17
                                                     ===========   ===========  ===========  ===========

Diluted per share computation:
   Net income...................................... $     1,882   $       994   $     3,668  $     1,961
   Weighted average common shares (1)..............  11,574,913    11,407,215    11,555,944   11,387,687
   Additional shares outstanding after the assumed
     exercise of stock options by applying the
     treasury stock method (1).....................     216,806       107,283       198,910       83,383
                                                     -----------   -----------  -----------  -----------
   Total shares (1)................................  11,791,719    11,514,498    11,754,854   11,471,070
                                                     ===========   ===========  ===========  ===========
Diluted net income per share (1)................... $      0.16   $      0.09   $      0.31  $      0.17
                                                     ===========   ===========  ===========  ===========

--------
(1)Adjusted to reflect a three-for-two stock split effected on May 9, 2002.

Note 5--Retroactive Adjustment for Stock Split

   The common stock issued and outstanding and treasury stock at December 31, 2001 have been restated to reflect the three-for-two stock split announced on April 11, 2002 and distributed on May 9, 2002. Accordingly, the balance sheet values for common stock and additional paid-in capital have been adjusted for the effect of the stock split. This adjustment resulted in a $51,000 increase in common stock and a $51,000 decrease in additional paid-in capital. The following table illustrates share information on a pre stock split and a post stock split basis as of December 31, 2001:

                                          Pre Stock  Post Stock
                                         Split Basis Split Basis
                                         ----------- -----------
                Common stock issued..... 10,152,234  15,228,351
                Common stock outstanding  7,652,234  11,478,351
                Treasury stock..........  2,500,000   3,750,000

Note 6--Segment Information

   The Company had two reportable segments: non-standard personal automobile and commercial lines. These segments were managed separately because they had different customers, pricing and expense structures. The Company exited the non-standard personal automobile business in 1999 and announced that it would run-off its remaining portfolio of such business. The Company will continue to report on this segment separately until the amounts relating to the non-standard personal automobile business become immaterial to the financial statements presented. The Company does not allocate assets between segments because assets are reviewed in total by management for decision-making purposes.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   The accounting policies of the segments are the same as those more fully described in the summary of significant accounting policies in Note 1 of the Company's 2001 Annual Report, which was incorporated by reference into the Company's 2001 Form 10-K. The Company evaluates segment results based on profit or loss from operating activities. Segment profits or losses from operations are pre-tax and do not include unallocated expenses but do include investment income attributable to insurance transactions. Segment profit or loss therefore excludes federal income taxes, unallocated expenses and investment income attributable to equity.

   The following is a summary of the Company's segment revenues, expenses and profit:

                                                                      Three months ended June 30, 2002
                                                                      -----------------------------
                                                                                    Personal
                                                                      Commercial   Automobile  Total
                                                                      ----------   ---------- -------
                                                                              (in thousands)
Premiums earned......................................................  $27,234        $--     $27,234
Net investment income and net realized investment loss from insurance
  operations.........................................................    1,002         --       1,002
                                                                       -------        ---     -------
Total segment revenues...............................................   28,236         --      28,236
                                                                       -------        ---     -------
Segment losses and loss adjustment expenses..........................   17,364         --      17,364
Segment expenses.....................................................    7,913         --       7,913
                                                                       -------        ---     -------
Total segment expenses...............................................   25,277         --      25,277
                                                                       -------        ---     -------
Segment income.......................................................  $ 2,959        $--     $ 2,959
                                                                       -------        ---     -------
Unallocated items:
   Net investment income from equity.................................                             830
   Unallocated expenses..............................................                          (1,260)
   Income tax expense................................................                            (647)
                                                                                              -------
Net income...........................................................                         $ 1,882
                                                                                              =======

                                                                      Three months ended June 30, 2001
                                                                      -----------------------------
                                                                                    Personal
                                                                      Commercial   Automobile  Total
                                                                      ----------   ---------- -------
                                                                              (in thousands)
Premiums earned......................................................  $22,200       $   6    $22,206
Net investment income and net realized investment loss from insurance
  operations.........................................................    1,568          71      1,639
                                                                       -------       -----    -------
Total segment revenues...............................................   23,768          77     23,845
                                                                       -------       -----    -------
Segment losses and loss adjustment expenses..........................   15,750        (297)    15,453
Segment expenses.....................................................    6,558           5      6,563
                                                                       -------       -----    -------
Total segment expenses...............................................   22,308        (292)    22,016
                                                                       -------       -----    -------
Segment income.......................................................  $ 1,460       $ 369    $ 1,829
                                                                       -------       -----    -------
Unallocated items:
   Net investment income from equity.................................                             842
   Unallocated expenses..............................................                          (1,357)
   Income tax expense................................................                            (320)
                                                                                              -------
Net income...........................................................                         $   994
                                                                                              =======

   Total segment revenue of $28,236,000 and $23,845,000 plus unallocated net investment income from equity of $830,000 and $842,000 equals total Company revenues of $29,066,000 and $24,687,000 for the three months ended June 30, 2002 and 2001, respectively.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   The following is a summary of the Company's segment revenues, expenses and profit:

                                                                      Six months ended June 30, 2002
                                                                      -----------------------------
                                                                                  Personal
                                                                      Commercial Automobile  Total
                                                                      ---------- ---------- -------
                                                                              (in thousands)
Premiums earned......................................................  $50,217      $ --    $50,217
Net investment income and net realized investment loss from insurance
  operations.........................................................    2,439        --      2,439
                                                                       -------     -----    -------
Total segment revenues...............................................   52,656        --     52,656
                                                                       -------     -----    -------
Segment losses and loss adjustment expenses..........................   32,650        --     32,650
Segment expenses.....................................................   14,234        --     14,234
                                                                       -------     -----    -------
Total segment expenses...............................................   46,884        --     46,884
                                                                       -------     -----    -------
Segment income.......................................................  $ 5,772      $ --    $ 5,772
                                                                       -------     -----    -------
Unallocated items:
   Net investment income from equity.................................                         1,974
   Unallocated expenses..............................................                        (2,753)
   Income tax expense................................................                        (1,325)
                                                                                            -------
Net income...........................................................                       $ 3,668
                                                                                            =======

                                                                      Six months ended June 30, 2001
                                                                      -----------------------------
                                                                                  Personal
                                                                      Commercial Automobile  Total
                                                                      ---------- ---------- -------
                                                                              (in thousands)
Premiums earned......................................................  $45,226    $    22   $45,248
Net investment income and net realized investment loss from insurance
  operations.........................................................    3,434        155     3,589
                                                                       -------    -------   -------
Total segment revenues...............................................   48,660        177    48,837
                                                                       -------    -------   -------
Segment losses and loss adjustment expenses..........................   33,680     (1,493)   32,187
Segment expenses.....................................................   13,149         10    13,159
                                                                       -------    -------   -------
Total segment expenses...............................................   46,829     (1,483)   45,346
                                                                       -------    -------   -------
Segment income.......................................................  $ 1,831    $ 1,660   $ 3,491
                                                                       -------    -------   -------
Unallocated items:
   Net investment income from equity.................................                         1,844
   Unallocated expenses..............................................                        (2,721)
   Income tax expense................................................                          (653)
                                                                                            -------
Net income...........................................................                       $ 1,961
                                                                                            =======

   Total segment revenue of $52,656,000 and $48,837,000 plus unallocated net investment income from equity of $1,974,000 and $1,844,000 equals total Company revenues of $54,630,000 and $50,681,000 for the six months ended June 30, 2002 and 2001, respectively.

                        REPORT OF INDEPENDENT AUDITORS




The Board of Directors


Penn-America Group, Inc.



   We have audited the accompanying consolidated balance sheets of Penn-America Group, Inc. (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn-America Group, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States.



/s/  Ernst & Young LLP


Philadelphia, Pennsylvania


January 18, 2002


except for share and per share information in Notes 2, 11, 14 and 15,


and the fourth paragraph in Note 1, first paragraph in Note 3 and the last paragraph in Note 6, as to which the date is September 6, 2002

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   (In thousands, except for per share data)

                                                                                             December 31,
                                                                                          ------------------
                                                                                            2001      2000
                                                                                          --------  --------
ASSETS
Investments:
   Fixed maturities:
       Available for sale, at fair value (amortized cost 2001, $130,976;
         2000, $123,873)................................................................. $135,253  $125,477
       Held to maturity, at amortized cost (fair value 2001, $15,317; 2000, $17,441).....   15,084    17,282
   Equity securities, at fair value (cost 2001, $27,770; 2000, $27,324...................   25,149    24,491
                                                                                          --------  --------
       Total investments.................................................................  175,486   167,250
Cash.....................................................................................   13,129    11,425
Accrued investment income................................................................    2,199     2,181
Premiums receivable (net of allowances of $972 in 2001 and $422 in 2000).................   12,285     9,695
Reinsurance recoverable..................................................................   25,804    24,447
Prepaid reinsurance premiums.............................................................    4,241     4,635
Deferred policy acquisition costs........................................................    9,083    10,317
Capital lease, affiliate.................................................................    1,666     1,753
Deferred income taxes....................................................................    3,790     4,272
Income tax recoverable...................................................................       66     2,982
Other assets.............................................................................      366       529
                                                                                          --------  --------
   Total assets.......................................................................... $248,115  $239,486
                                                                                          ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Unpaid losses and loss adjustment expenses............................................ $119,598  $115,314
   Unearned premiums.....................................................................   41,034    43,239
   Accounts payable and accrued expenses.................................................    3,800     2,353
   Capitalized lease obligation, affiliate...............................................    1,570     1,701
   Other liabilities.....................................................................    1,722     2,828
                                                                                          --------  --------
       Total liabilities.................................................................  167,724   165,435
                                                                                          --------  --------
Stockholders' Equity:
   Preferred stock, $.01 par value; authorized 2,000,000 shares;
     None issued.........................................................................       --        --
   Common stock, $.01 par value; authorized 20,000,000 shares;
     issued 2001 and 2000, 15,228,351 and 15,114,038 shares, respectively;
     outstanding 2001 and 2000, 11,478,351 and 11,364,038 shares, respectively...........      152       151
   Additional paid-in capital............................................................   70,735    70,114
   Accumulated other comprehensive income (loss).........................................    1,092      (811)
   Retained earnings.....................................................................   33,334    29,583
   Treasury stock, 3,750,000 shares, at cost.............................................  (24,161)  (24,161)
   Officers' stock loans.................................................................     (629)     (546)
   Unearned compensation from restricted stock awards....................................     (132)     (279)
                                                                                          --------  --------
       Total stockholders' equity........................................................   80,391    74,051
                                                                                          --------  --------
       Total liabilities and stockholders' equity........................................ $248,115  $239,486
                                                                                          ========  ========

          See accompanying notes to consolidated financial statements

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (In thousands, except share and per share data)

                                                         Year ended December 31,
                                                  -------------------------------------
                                                      2001         2000         1999
                                                  -----------  -----------  -----------
Revenues
Premiums earned.................................. $    88,934  $    91,449  $    85,677
Net investment income............................      11,339       10,454        9,537
Net realized investment gain (loss)..............        (555)      (1,331)         841
                                                  -----------  -----------  -----------
   Total revenues................................      99,718      100,572       96,055
                                                  -----------  -----------  -----------
Losses and expenses
Losses and loss adjustment expenses..............      60,921       75,378       63,187
Amortization of deferred policy acquisition costs      22,715       25,219       24,802
Other underwriting expenses......................       8,030        5,850        4,733
Corporate expenses...............................         548          791        1,306
Interest expense.................................         160          161          145
                                                  -----------  -----------  -----------
   Total losses and expenses.....................      92,374      107,399       94,173
                                                  -----------  -----------  -----------
Income (loss) before income tax..................       7,344       (6,827)       1,882
Income tax expense (benefit).....................       1,993       (2,971)        (156)
                                                  -----------  -----------  -----------
Net income (loss)................................ $     5,351  $    (3,856) $     2,038
                                                  ===========  ===========  ===========
Net income (loss) per share......................
   Basic......................................... $      0.47  $     (0.33) $      0.16
   Diluted....................................... $      0.47  $     (0.33) $      0.16
Weighted average shares outstanding..............
   Basic.........................................  11,420,213   11,518,968   12,887,651
   Diluted.......................................  11,501,703   11,518,968   12,986,603
Cash dividend per share.......................... $      0.14  $      0.14  $    0.1383

          See accompanying notes to consolidated financial statements

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   (In thousands, except per share amounts)

                                                                                                     Unearned
                                                                                                   Compensation
                                                         Accumulated                                   From
                                             Additional     Other                        Officers'  Restricted      Total
                                      Common  Paid-In   Comprehensive Retained Treasury    Stock      Stock     Stockholders'
                                      Stock   Capital   Income (Loss) Earnings  Stock      Loans      Awards       Equity
                                      ------ ---------- ------------- -------- --------  --------- ------------ -------------
Balance at December 31, 1998.........  $149   $68,985      $ 2,714    $34,779  $ (5,643)   $   0      $(354)      $100,630
Net income...........................    --        --           --      2,038        --       --         --          2,038
Other comprehensive loss:
   Unrealized loss on investments,
    net of tax and reclassification
    adjustment.......................    --        --       (7,038)        --        --       --         --         (7,038)

                                                                                                                  --------
Comprehensive loss...................                                                                               (5,000)
                                                                                                                  --------
Issuance of common stock.............     1       556           --         --        --       --         --            557
Unearned compensation from
 restricted stock awards issued......    --        --           --         --        --       --        (91)           (91)
Amortization of compensation
 expense from restricted stock
 awards issued.......................    --        --           --         --        --       --        120            120
Cash dividends paid ($0.1383 per
 share)..............................    --        --           --     (1,767)       --       --         --         (1,767)
Purchase of treasury stock, at cost..    --        --           --         --   (13,831)      --         --        (13,831)
                                       ----   -------      -------    -------  --------    -----      -----       --------
Balance at December 31, 1999.........  $150   $69,541      $(4,324)   $35,050  $(19,474)   $   0      $(325)      $ 80,618
                                       ----   -------      -------    -------  --------    -----      -----       --------
Net loss.............................    --        --           --     (3,856)       --       --         --         (3,856)
Other comprehensive income:
   Unrealized gain on investments,
    net of tax and reclassification
    adjustment.......................    --        --        3,513         --        --       --         --          3,513
                                                                                                                  --------
Comprehensive loss...................                                                                                 (343)
                                                                                                                  --------
Issuance of common stock.............     1       573           --         --        --       --         --            574
Officers' stock loans................    --        --           --         --        --     (546)        --           (546)
Unearned compensation from
 restricted stock awards issued......    --        --           --         --        --       --        (74)           (74)
Amortization of compensation
 expense from restricted stock
 awards issued.......................    --        --           --         --        --       --        120            120
Cash dividends paid ($0.14 per share)    --        --           --     (1,611)       --       --         --         (1,611)
Purchase of treasury stock, at cost..    --        --           --         --    (4,687)      --         --         (4,687)
                                       ----   -------      -------    -------  --------    -----      -----       --------
Balance at December 31, 2000.........  $151   $70,114      $  (811)   $29,583  $(24,161)   $(546)     $(279)      $ 74,051
                                       ----   -------      -------    -------  --------    -----      -----       --------
Net income...........................    --        --           --      5,351        --       --         --          5,351
Other comprehensive income:
   Unrealized gain on investments,
    net of tax and reclassification
    adjustment.......................    --        --        1,903         --        --       --         --          1,903
                                                                                                                  --------
Comprehensive income.................                                                                                7,254
                                                                                                                  --------
Issuance of common stock.............     1       621           --         --        --       --         --            622
Officers' stock loans................    --        --           --         --        --      (83)        --            (83)
Forfeiture of restricted stock awards    --        --           --         --        --       --         32             32
Amortization of compensation
 expense from restricted stock
 awards issued.......................    --        --           --         --        --       --        115            115
Cash dividends paid ($0.14 per share)    --        --           --     (1,600)       --       --         --         (1,600)
                                       ----   -------      -------    -------  --------    -----      -----       --------
Balance at December 31, 2001.........  $152   $70,735      $ 1,092    $33,334  $(24,161)   $(629)     $(132)      $ 80,391
                                       ====   =======      =======    =======  ========    =====      =====       ========

          See accompanying notes to consolidated financial statements

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (In thousands)

                                                                                   Year ended December 31,
                                                                                ----------------------------
                                                                                  2001      2000      1999
                                                                                --------  --------  --------
Cash flows from operating activities:
   Net income (loss)........................................................... $  5,351  $ (3,856) $  2,038
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
       Bond amortization (accretion) and depreciation expense, net.............       (5)      393       493
       Net realized investment loss (gain).....................................      555     1,331      (841)
       Deferred income tax benefit.............................................     (499)     (594)     (263)
       Net (increase) decrease in premiums receivable, prepaid reinsurance
         premiums and unearned premiums........................................   (4,401)    5,087     2,727
       Net increase in unpaid losses and loss adjustment expenses and
         reinsurance recoverable...............................................    2,927    15,432     5,264
       Accrued investment income...............................................      (18)     (216)      (94)
       Deferred policy acquisition costs.......................................    1,234    (1,011)     (578)
       Income tax recoverable..................................................    2,915    (1,330)     (768)
       Other assets............................................................       23      (134)      (64)
       Accounts payable and accrued expenses...................................    1,447       598       576
       Other liabilities.......................................................   (1,106)     (709)      112
                                                                                --------  --------  --------
          Net cash provided by operating activities............................    8,423    14,991     8,602
                                                                                --------  --------  --------
Cash flows from investing activities:
   Purchases of equity securities..............................................   (4,162)  (10,405)   (8,320)
   Purchases of fixed maturities available for sale............................  (28,672)  (87,573)  (38,521)
   Purchases of fixed maturities held to maturity..............................       --    (9,974)   (2,785)
   Proceeds from sales of equity securities....................................    3,146    11,202     4,462
   Proceeds from sales and maturities of fixed maturities available for sale...   21,911    78,154    25,995
   Proceeds from maturities and calls of fixed maturities held to maturity.....    2,250     9,000    13,256
   Change in short-term investments............................................       --       449       548
                                                                                --------  --------  --------
       Net cash used by investing activities...................................   (5,527)   (9,147)   (5,365)
                                                                                --------  --------  --------
Cash flows from financing activities:
   Issuance of common stock....................................................      622       500       465
   Purchase of treasury stock..................................................       --    (4,687)  (13,831)
   Officers' stock loans.......................................................      (83)     (546)       --
   Principal payments on capital lease obligations, affiliate..................     (131)     (120)     (136)
   Dividends paid..............................................................   (1,600)   (1,611)   (1,767)
                                                                                --------  --------  --------
       Net cash used by financing activities...................................   (1,192)   (6,464)  (15,269)
                                                                                --------  --------  --------
Increase (decrease) in cash....................................................    1,704      (620)  (12,032)
Cash, beginning of period......................................................   11,425    12,045    24,077
                                                                                --------  --------  --------
Cash, end of period............................................................ $ 13,129  $ 11,425  $ 12,045
                                                                                ========  ========  ========
Supplemental disclosure of cash flow information:
   Interest paid, affiliate.................................................... $    160  $    161  $    145
   Taxes (recovered) paid......................................................     (492)     (950)      875

          See accompanying notes to consolidated financial statements

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

  Basis of Presentation and Description of Business

   Penn-America Group, Inc. ("PAGI") is an insurance holding company. Penn Independent Corporation ("Penn Independent") owned approximately 40% of the outstanding common stock of PAGI at December 31, 2001. The accompanying financial statements include the accounts of PAGI and its wholly owned subsidiary, Penn-America Insurance Company ("Penn-America") and its wholly owned subsidiary Penn-Star Insurance Company ("Penn-Star"), (collectively the "Company"). All significant inter-company accounts and transactions have been eliminated in consolidation. See Note 3 for a description of transactions with affiliates. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which differ in some respects from those required by insurance regulatory authorities.

   The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The Company underwrites commercial property, general liability and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. The Company can write business in all fifty states and the District of Columbia. The Company writes business on both an admitted and non-admitted basis in thirty-six states, on only an admitted basis in two states and on only a non-admitted basis in twelve states and the District of Columbia.

  Revenue Recognition

   Premiums written are recognized as earned ratably over the terms of the respective policies and include estimates for premiums earned but not yet billed of $1,185,000 and $0 as of December 31, 2001 and 2000, respectively. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force and are calculated on a semi-monthly pro-rata basis.

  Valuation of Premiums Receivable

   The Company evaluates the collectibility of premiums receivable based on a combination of factors. In circumstances in which the Company is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts against amounts due is recorded to reduce the net receivable to the amount reasonably believed to be collectible. No such instances occurred in 2001. For all remaining balances, reserves are recognized for bad debts based on the length of time the receivables are past due based on historical statistics.

  Investments

   At the time of purchase of fixed-maturity investments, management makes a determination as to the investment classification ("Available for Sale" or "Held to Maturity"). Factors taken into consideration by management in determining the appropriate investment category are: maturity, yield, cash flow requirements and anticipated changes in interest rates. Fixed maturities classified as "Available for Sale" are carried at fair value with unrealized investment gains or losses, net of deferred income taxes, included as a separate component of accumulated other comprehensive income in stockholders' equity. "Held to Maturity" investments are carried at amortized cost.

   Investments in fixed-maturity securities are adjusted for amortization of premium and accretion of discounts to maturity date using the interest method. Interest income is recognized on the accrual basis.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   The amortized cost of mortgage-backed and asset-backed securities is calculated using the interest method including consideration of anticipated prepayments at the date of purchase. Significant changes in estimated cash flows from the original assumptions are accounted for using the composite method.

   Equity securities are carried at fair value with the change in unrealized investment gains or losses, net of deferred income taxes, included as a separate component of accumulated other comprehensive income in stockholders' equity.

   Realized gains or losses represent the difference between the book value of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for a decline in value that is considered to be other-than-temporary. The Company uses the specific identification method to determine the cost of securities sold. Realized gains or losses, including any provision for other-than-temporary declines in value, are included in the statement of operations.

  Policy Acquisition Costs

   Policy acquisition costs such as commissions, salaries, premium taxes and certain other underwriting expenses, which vary with and are directly related to the production of business, are deferred and amortized over the effective periods of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable values, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned.

  Losses and Loss Adjustment Expenses

   The liability for losses and loss adjustment expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. These estimates are based on certain actuarial and other assumptions related to the ultimate cost to pay such claims. All estimates are reviewed periodically and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined.

  Fair Values of Financial Instruments

   The Company uses the following methods or assumptions in determining fair values:

   Investment Securities: Fair values are based on quoted market prices or on quoted market prices of comparable instruments or values obtained from independent pricing services.

   Premium and Reinsurance Receivables and Payables: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

   Capitalized Lease Obligation: Fair value is based upon the present value of the underlying cash flows discounted at the Company's incremental borrowing rate at year-end. The carrying amounts reported in the balance sheet approximate fair value.

  Reinsurance

   In the ordinary course of business, the Company reinsures certain risks, generally on an excess-of-loss basis, with other insurance companies which principally are rated "A" or higher by A.M. Best Company. Such reinsurance arrangements serve to limit the Company's maximum loss. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities arising from the reinsured policies and incurred but not reported losses.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

  Capitalized Lease

   The capitalized lease is carried at cost less accumulated amortization. Amortization is calculated using the interest method over 20 years, which represents the term of the mortgage on the office space that the Company rents from a related party.

  Income Tax

   Deferred income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Comprehensive Income (Loss)

   Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income and net unrealized investment gains and losses on fixed-income investments classified as "available-for-sale" and equity securities, net of deferred income tax.

  Reclassification

   Certain prior year amounts have been reclassified to conform to the 2001 financial statement presentation.

Note 2--Income (Loss) Per Share

   Basic net income (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for each period. Diluted net income (loss) per share includes the potential dilution that could occur if the contracts to issue common stock were exercised and converted into common stock.

   The following is a reconciliation of the basic and diluted net income (loss) per share computations:

                                                                      Year ended December 31,
                                                                ------------------------------------
                                                                   2001          2000        1999
                                                                -----------  -----------  -----------
                                                                (in thousands, except per share data)
Basic per share computation:
   Net income (loss)........................................... $     5,351  $    (3,856) $     2,038
   Weighted average common shares outstanding..................  11,420,213   11,518,968   12,887,651
                                                                -----------  -----------  -----------
   Basic net income (loss) per share........................... $      0.47  $     (0.33) $      0.16
                                                                -----------  -----------  -----------
Diluted per share computation:
   Net income (loss)........................................... $     5,351  $    (3,856) $     2,038
   Weighted average common shares outstanding..................  11,420,213   11,518,968   12,887,651
   Additional shares outstanding after the assumed exercise of
     options by applying the treasury stock method.............      81,490            *       98,952
                                                                -----------  -----------  -----------
Total shares...................................................  11,501,703   11,518,968   12,986,603
                                                                -----------  -----------  -----------
Diluted net income (loss) per share............................ $      0.47  $     (0.33) $      0.16
                                                                ===========  ===========  ===========

--------
* As of December 31, 2000, the Company had issued options to purchase 538,875 shares of common stock to employees and directors at prices ranging from $3.61 to $12.67. These options were not considered in the 2000 computation, as the impact was anti-dilutive.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

Note 3--Transactions with Affiliates


   Penn-America was formed by Irvin Saltzman, chairman of PAGI's board of directors and a director of Penn Independent. Jon S. Saltzman, Irvin Saltzman's son, is President and Chief Executive Officer of PAGI and a director of Penn Independent. The Saltzman family, substantially through their ownership of Penn Independent, owns approximately 40% of the outstanding common stock of PAGI at December 31, 2001.



   Penn-America leases its home office facility from Irvin Saltzman and the lease is accounted for as a capital lease. The amount of property capitalized of $2,227,000 is presented net of accumulated depreciation of $561,000 and $474,000 as of December 31, 2001 and 2000, respectively. Capitalized lease obligations of $1,570,000 and $1,701,000 were recorded at December 31, 2001 and 2000, respectively, representing the lease obligation arising from this lease, which carries an 8.5% interest rate. Penn Independent and its subsidiaries also lease a portion of the building in which the Company's home office facility is located. Management believes that the lease terms are at market rates.


   At December 31, 2001, the future minimum lease payments for the capitalized lease obligation are $281,000 per year in 2002 through 2006 and the total minimum lease payments are $2,262,000, of which $692,000 is the amount representing interest.

   Penn Independent provides the Company with human resource management and other services. The Company paid $212,000, $200,000 and $200,000 in 2001, 2000 and 1999, respectively, for such services. Such amounts are based on allocations of estimated costs. All costs incurred by Penn Independent on behalf of the Company have been allocated to the Company and are reflected in the financial statements. Management believes that the methods used to allocate such costs are reasonable and that the Company's expenses on a stand-alone basis would not be materially different.

   Gross written premiums with insurance agency affiliates of Penn Independent were $3,888,000, $3,282,000 and $1,732,000 in 2001, 2000 and 1999,
respectively. Commissions paid to such affiliates were $855,000, $740,000 and $441,000 in 2001, 2000 and 1999 respectively. Premiums receivable includes receivables from affiliates of $454,000 and $535,000 as of December 31, 2001 and 2000, respectively.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

Note 4--Investments

   The Company invests primarily in investment-grade fixed maturities, substantially all of which are rated "A" or higher by Standard & Poor's or Moody's. The cost, gross unrealized gains and losses and fair values of investments are as follows:

                                                                         December 31, 2001
                                                             ------------------------------------------
                                                                         Gross      Gross
                                                             Amortized Unrealized Unrealized
                                                               Cost      Gains      Losses   Fair Value
                                                             --------- ---------- ---------- ----------
                                                                           (in thousands)
Fixed maturities:
   Available for sale:
       U.S. Treasury securities and obligations of U.S.
         government agencies................................ $  4,013    $  182     $   --    $  4,195
       Corporate securities.................................   49,981     2,091         51      52,021
       Mortgage-backed securities...........................   26,483       863         30      27,316
       Other structured securities..........................   20,758       725         21      21,462
       Municipal securities.................................   20,569       457         22      21,004
       Public utilities.....................................    9,172       259        176       9,255
                                                             --------    ------     ------    --------
Total available for sale....................................  130,976     4,577        300     135,253
                                                             --------    ------     ------    --------

   Held to maturity:
       U.S. Treasury securities and obligations of U.S.
         government agencies................................   13,812       213         --      14,025
       Corporate securities.................................      276        14         --         290
       Public utilities.....................................      996         6         --       1,002
                                                             --------    ------     ------    --------
   Total held to maturity...................................   15,084       233         --      15,317
                                                             --------    ------     ------    --------

Total fixed-maturity securities.............................  146,060     4,810        300     150,570
Equity securities...........................................   27,770       269      2,890      25,149
                                                             --------    ------     ------    --------
Total investments........................................... $173,830    $5,079     $3,190    $175,719
                                                             ========    ======     ======    ========

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                                                                             December 31, 2000
                                                                 -------------------------------------------------------
                                                                                 Gross         Gross
                                                                 Amortized     Unrealized    Unrealized       Fair
                                                                   Cost          Gains         Losses        Value
                                                                 ---------     ----------    ----------    ----------
                                                                               (in thousands)
Fixed maturities:
   Available for sale:
       U.S. Treasury securities and obligations of U.S.
         government agencies.................................... $  4,015       $    107      $    --       $  4,122
       Corporate securities.....................................   52,084            668          387         52,365
       Mortgage-backed securities...............................   23,321            629            6         23,944
       Other structured securities..............................   21,381            497            6         21,872
       Municipal securities.....................................   15,882            537           --         16,419
       Public utilities.........................................    7,190             44          479          6,755
                                                                 --------       --------      -------       --------
   Total available for sale.....................................  123,873          2,482          878        125,477
                                                                 --------       --------      -------       --------

   Held to maturity:
       U.S. Treasury securities and obligations of U.S.
         government agencies....................................   13,760            162           14         13,908
       Corporate securities.....................................    2,378             --            4          2,374
       Municipal securities.....................................      150             --           --            150
       Public utilities.........................................      994             15           --          1,009
                                                                 --------       --------      -------       --------
   Total held to maturity.......................................   17,282            177           18         17,441
                                                                 --------       --------      -------       --------

Total fixed-maturity securities.................................  141,155          2,659          896        142,918
Equity securities...............................................   27,324            300        3,133         24,491
                                                                 --------       --------      -------       --------
Total investments............................................... $168,479       $  2,959      $ 4,029       $167,409
                                                                 ========       ========      =======       ========

   Fixed maturities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties.
                                                                  Available for Sale           Held to Maturity
                                                                 --------------------------- ---------------------------
                                                                 Amortized                   Amortized
                                                                   Cost        Fair Value       Cost       Fair Value
                                                                 ---------     ----------    ----------    ----------
                                                                               (in thousands)
Due in one year or less......................................... $  3,055       $  3,132      $12,118       $ 12,261
Due after one year through five years...........................   45,659         47,565        2,966          3,056
Due after five years through ten years..........................   27,198         27,585           --             --
Due after ten years.............................................    7,823          8,193           --             --
Mortgage-backed and other structured securities.................   47,241         48,778           --             --
                                                                 --------       --------      -------       --------
Total........................................................... $130,976       $135,253      $15,084       $ 15,317
                                                                 ========       ========      =======       ========

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   A summary of net investment income is as follows:

                                                  Year ended December 31,
                                                 ------------------------
                                                   2001     2000    1999
                                                 -------  -------  ------
                                                      (in thousands)
     Interest on fixed maturities............... $ 9,835  $ 8,508  $7,629
     Dividends on equity securities.............   1,421    1,422   1,492
     Interest on short-term investments and cash     377      815     787
     Other......................................      37       26       4
                                                 -------  -------  ------
     Total investment income....................  11,670   10,771   9,912
     Less investment expense....................    (331)    (317)   (375)
                                                 -------  -------  ------
     Net investment income...................... $11,339  $10,454  $9,537
                                                 =======  =======  ======

   All investments in fixed-maturity securities were income-producing during 2001, 2000 and 1999. Realized pre-tax gains (losses) on the sale of investments are as follows:

                                                 Year ended December 31,
                                                 ----------------------
                                                  2001    2000    1999
                                                 -----  -------  ------
                                                     (in thousands)
       Fixed maturities:
          Gross realized gains.................. $ 218  $    24  $   66
          Gross realized losses.................  (203)  (1,461)    (23)
                                                 -----  -------  ------
       Net realized investment gain (loss)......    15   (1,437)     43
       Equity securities:
          Gross realized gains..................   240    1,128   1,266
          Gross realized losses.................  (810)  (1,022)   (468)
                                                 -----  -------  ------
       Net realized investment gain (loss)......  (570)     106     798
                                                 -----  -------  ------
       Total net realized investment gain (loss) $(555) $(1,331) $  841
                                                 =====  =======  ======

   Income tax benefit on net realized losses was $189,000 and $453,000 in 2001 and 2000, respectively. Income tax expense on net realized investment gain was $286,000 in 1999. Gross realized losses on equity securities for the year ended December 31, 2001 included an other-than-temporary impairment of $603,000.

   The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2001 and 2000 amounted to $10,998,000 and $10,992,000, respectively.

Note 5--Reinsurance

   In the normal course of business the Company seeks to reduce the losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance contracts do not relieve the Company of its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Allowances have been established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2001, reinsurance recoverable and prepaid reinsurance premiums associated with two major reinsurers, General Reinsurance Corporation and American Reinsurance Corporation, were $24.3 million and $5.0 million, respectively.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   Written premiums and premiums earned consisted of the following:

                                      Year ended December 31,
                                     -------------------------
                                       2001     2000    1999
                                     -------- -------- -------
                                          (in thousands)
                  Written premiums:
                     Gross.......... $ 98,412 $109,791 $95,983
                     Ceded..........   11,289   12,541   8,947
                                     -------- -------- -------
                  Net of reinsurance $ 87,123 $ 97,250 $87,036
                                     -------- -------- -------
                  Premiums earned:
                     Gross.......... $100,617 $102,883 $93,904
                     Ceded..........   11,683   11,434   8,227
                                     -------- -------- -------
                  Net of reinsurance $ 88,934 $ 91,449 $85,677
                                     ======== ======== =======

   Loss and loss adjustment expenses are net of recoveries recognized under reinsurance contracts as follows: $7,446,000, $9,438,000 and $7,182,000 in 2001, 2000 and 1999, respectively.

Note 6--Unpaid Losses and Loss Adjustment Expenses

   Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                            Year ended December 31,
                                           -------------------------
                                             2001     2000    1999
                                           -------- -------- -------
                                                (in thousands)
            Balance, beginning of year.... $115,314 $ 93,719 $88,937
            Less reinsurance recoverable..   24,093   18,086  16,502
                                           -------- -------- -------
            Net balance, beginning of year   91,221   75,633  72,435
            Incurred related to:
               Current year...............   60,885   66,214  54,768
               Prior Years................       36    9,164   8,419
                                           -------- -------- -------
            Total incurred................   60,921   75,378  63,187
            Paid related to:
               Current Year...............   19,913   26,273  23,540
               Prior Years................   38,183   33,517  36,449
                                           -------- -------- -------
            Total paid....................   58,096   59,790  59,989
            Net balance, end of year......   94,046   91,221  75,633
            Plus reinsurance recoverable..   25,552   24,093  18,086
                                           -------- -------- -------
            Balance, end of year.......... $119,598 $115,314 $93,719
                                           ======== ======== =======

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   In 2001, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $36,000. In 2000, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $9,164,000. The increase is attributable to changes in the Company's estimates for losses and loss adjustment expense reserves for our commercial automobile, commercial multi-peril liability and other liability lines of business. The Company began writing commercial automobile coverage for vehicles and light trucks in 1998. The Company's initial estimates for 1998 and 1999 were based on a relatively low level of claims reported. In 2000, the Company received a significant number of claims relating to accidents incurred in 1998 and 1999, resulting in an increase in loss estimates. In the fourth quarter of 2000, the Company exited the commercial automobile line of business due to unsatisfactory underwriting results. The Company's change in estimates in 2000 for the commercial multi-peril line of business resulted principally from its increased exposure to liquor liability losses for policies primarily written in 1998 and 1999. In 2000, the Company revised its underwriting approach significantly to reduce its exposure to liquor liability claims. The Company's change in estimates in 2000 for the other liability line resulted principally from construction defect claims, which were new claims that were not anticipated by the Company when the Company wrote these policies between 1991 and 1996. These claims predominantly related to residential contractors and sub-contractors in California. In 2000, the Company completed its withdrawal from the residential contractors and sub-contractors industry segment. In 1999, the Company increased incurred losses and loss adjustment expenses attributable to insured events of prior years by $8,419,000. The increase is primarily attributable to changes in estimates for losses and loss adjustment expense reserves for our non-standard personal automobile line of business. For 1999, the Company received a significant number of claims relating to accidents incurred prior to 1999, resulting in an increase in the Company's loss estimates. For 1999, the Company exited the non-standard personal automobile lines. Incurred losses and loss adjustment expenses include estimates, recorded as loss and loss adjustment expense reserves on the balance sheet, for the ultimate payment on both reported and unreported claims. The Company changes its estimates for loss and loss adjustment expenses reserves as new events occur, as more loss experience is acquired, or as additional information is received. The Company's estimates for loss and loss adjustment expense reserves result from a continuous review process and the change in these estimates, as required by Financial Accounting Standards Board No. 60, Accounting and Reporting by Insurance Enterprises, paragraph 18, is recorded in the period that the change in these estimates is made.




Note 7--Income Tax

   The components of income tax expense (benefit) are as follows:

                                          Year ended December 31,
                                          ----------------------
                                           2001     2000    1999
                                          ------  -------  -----
                                              (in thousands)
              Current.................... $2,492  $(2,377) $ 107
              Deferred...................   (499)    (594)  (263)
                                          ------  -------  -----
              Total tax expense (benefit) $1,993  $(2,971) $(156)
                                          ======  =======  =====

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   The actual income tax rate differed from the statutory income tax rate applicable to income before income taxes as follows:

                                                        Year ended December 31,
                                                        -------------------
                                                        2001     2000    1999
                                                        ----    -----   -----
   Statutory income tax rate........................... 34.0%   (34.0)%  34.0%
   Tax-exempt interest and dividends received deduction (7.7)   (10.2)  (44.5)
   Other...............................................  0.8      0.7     2.2
                                                        ----    -----   -----
                                                        27.1%   (43.5)%  (8.3)%
                                                        ====    =====   =====

   The tax effects of temporary differences that result in a net deferred tax asset are summarized as follows:

                                                                  December 31,
                                                                  -------------
                                                                   2001    2000
                                                                  ------  ------
                                                                  (in thousands)
 Assets
 Effect of discounting unpaid losses and loss adjustment expenses $4,490  $4,070
 Excess of tax over financial reporting of earned premium........  2,502   2,625
 Net unrealized investment loss..................................     --     433
 Other...........................................................    814     748
                                                                  ------  ------
 Total deferred assets...........................................  7,806   7,876
                                                                  ------  ------
 Liabilities
 Deferred policy acquisition costs...............................  3,088   3,508
 Net unrealized investment gain..................................    564      --
 Other...........................................................    364      96
                                                                  ------  ------
 Total deferred liabilities......................................  4,016   3,604
                                                                  ------  ------
 Net deferred tax assets......................................... $3,790  $4,272
                                                                  ======  ======

   The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is probable that the Company will realize the benefit of the deferred tax asset and, therefore, no such valuation allowance has been established.

Note 8--Segment Information

   The Company had two reportable segments: personal lines and commercial lines. These segments were managed separately because they have different customers, pricing and expense structures. The Company exited the non-standard personal automobile business in 1999 and announced that it would run-off its remaining portfolio of such business. The Company will continue to report on this segment separately until the amounts relating to the non-standard personal automobile business become immaterial to the financial statements presented. The Company does not allocate assets between segments because assets are reviewed in total by management for decision-making purposes.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment profit based on profit or loss from operating activities. Segment profit or loss from operations is pre-tax and does not include unallocated expenses but does include investment income attributable to insurance transactions. Segment profit or loss therefore excludes income taxes, unallocated expenses and investment income attributable to equity.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   The following is a summary of the Company's segment revenues, expenses and profit:

                                                                      Year ended December 31, 2001
                                                                      ----------------------------
                                                                      Commercial  Personal  Total
                                                                      ---------- --------- -------
                                                                             (in thousands)
Premiums earned......................................................  $88,912    $    22  $88,934
Net investment income and net realized investment loss from insurance
  operations.........................................................    7,290         --    7,290
                                                                       -------    -------  -------
Total segment revenues...............................................   96,202         22   96,224
                                                                       -------    -------  -------
Segment losses and loss adjustment expenses..........................   62,414     (1,493)  60,921
Segment expenses.....................................................   26,087          8   26,095
                                                                       -------    -------  -------
Total segment expenses...............................................   88,501     (1,485)  87,016
                                                                       -------    -------  -------
                                                                       -------    -------  -------
Segment profit.......................................................  $ 7,701    $ 1,507  $ 9,208
                                                                       -------    -------  -------
Plus unallocated items:
   Net investment income from equity.................................                        3,494
   Unallocated expenses..............................................                       (5,358)
   Income tax expense................................................                       (1,993)
                                                                                           -------
Net income...........................................................                      $ 5,351
                                                                                           =======


                                                                      Year ended December 31, 2000
                                                                      ----------------------------
                                                                      Commercial Personal   Total
                                                                      ---------- -------- --------
                                                                             (in thousands)
Premiums earned......................................................  $87,556    $3,893  $ 91,449
Net investment income and net realized investment loss from insurance
  operations.........................................................    5,152       479     5,631
                                                                       -------    ------  --------
Total segment revenues...............................................   92,708     4,372    97,080
                                                                       -------    ------  --------
Segment losses and loss adjustment expenses..........................   72,893     2,485    75,378
Segment expenses.....................................................   25,614     1,362    26,976
                                                                       -------    ------  --------
Total segment expenses...............................................   98,507     3,847   102,354
                                                                       -------    ------  --------
                                                                       -------    ------  --------
Segment profit (loss)................................................  $(5,799)   $  525    (5,274)
                                                                       -------    ------  --------
Plus unallocated items:
   Net investment income from equity.................................                        3,492
   Unallocated expenses..............................................                       (5,045)
   Income tax benefit................................................                        2,971
                                                                                          --------
Net loss.............................................................                     $ (3,856)
                                                                                          ========

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                                                                      Year ended December 31, 1999
                                                                      ---------------------------
                                                                      Commercial Personal  Total
                                                                      ---------- -------- -------
                                                                             (in thousands)
Premiums earned......................................................  $71,731   $13,946  $85,677
Net investment income and net realized investment gain from insurance
  operations.........................................................    4,730       800    5,530
                                                                       -------   -------  -------
Total segment revenues...............................................   76,461    14,746   91,207
                                                                       -------   -------  -------
Segment losses and loss adjustment expenses..........................   49,744    13,443   63,187
Segment expenses.....................................................   21,905     4,533   26,438
                                                                       -------   -------  -------
Total segment expenses...............................................   71,649    17,976   89,625
                                                                       -------   -------  -------
Segment profit (loss)................................................  $ 4,812   $(3,230) $ 1,582
                                                                       -------   -------  -------
Plus unallocated items:
   Net investment income from equity.................................                       4,848
   Unallocated expenses..............................................                      (4,548)
   Income tax benefit................................................                         156
                                                                                          -------
Net income...........................................................                     $ 2,038
                                                                                          =======

   Total segment revenues of $96,224,000, $97,080,000 and $91,207,000, plus unallocated net investment income from equity of $3,494,000, $3,492,000 and $4,848,000, equals total Company revenues of $99,718,000, $100,572,000 and
$96,055,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

   In 2001, the Company had one general agency that accounted for approximately 11% of gross premiums earned. In 2000 and 1999, no general agent accounted for more than 10% of gross premiums earned.

Note 9--Dividends from Subsidiaries and Statutory Information

   Penn-America and Penn-Star are highly regulated by the state in which they are incorporated and the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various products.

   A source of cash for the payment of common stock dividends to PAGI's stockholders is dividends from Penn-America. Penn-America is required by law to maintain a certain minimum surplus on a statutory basis and is subject to risk-based capital requirements and regulations under which payment of a dividend from statutory surplus may require prior approval of the Pennsylvania regulatory authorities. In 2001, the Company paid dividends of $1.6 million to PAGI. No ordinary dividends were paid in 2000. In 2000, Penn-America paid a $6.4 million return of capital to PAGI, after receiving approval from the Pennsylvania Insurance Department. The maximum dividend that may be paid by Penn-America to PAGI without prior approval of regulatory authorities in 2002 is $6,473,325.

   The National Association of Insurance Commissioners ("NAIC") has developed Property and Casualty Risk-Based Capital ("RBC") standards that relate an insurer's reported statutory surplus to the risks inherent to overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level required to support asset risk and underwriting risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. The Company regularly monitors capital requirements along with the NAIC's RBC developments. The Company has determined that its capital levels are in excess of the minimum capital requirements for all RBC action levels and that its capital levels are sufficient to support the level of risk inherent in its operations.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   The following tables reconcile statutory surplus and net income (loss) of the Company as determined in accordance with accounting procedures prescribed by the insurance regulatory authorities to stockholders' equity and net income
(loss) of the Company calculated in accordance with accounting principles generally accepted in the United States as reported herein:

                                                 Year ended December 31,
                                                -------------------------
                                                  2001     2000     1999
                                                -------  -------  -------
                                                      (in thousands)
     Statutory surplus as regards policyholders $64,733  $55,530  $69,515
     Deferred policy acquisition costs.........   9,083   10,317    9,306
     Deferred income taxes.....................    (574)   4,272    5,483
     Net unrealized investment gain (loss).....   4,151    1,974   (5,027)
     Non-admitted assets.......................   2,171    1,175      896
     Provision for uncollectible accounts......  (1,022)    (522)    (522)
     Holding company assets....................   1,594    1,156      938
     Other, net................................     255      149       29
                                                -------  -------  -------
     GAAP stockholders' equity................. $80,391  $74,051  $80,618
                                                =======  =======  =======
                                                 Year ended December 31,
                                                -------------------------
                                                  2001     2000     1999
                                                -------  -------  -------
                                                      (in thousands)
     Statutory net income (loss)............... $ 6,827  $(5,020) $ 1,869
     Deferred policy acquisition costs.........  (1,268)   1,010      578
     Deferred income tax.......................     499      594      281
     Allowance for uncollectible accounts......    (500)      --      100
     Holding company expenses, net of tax......    (345)    (500)    (825)
     Other, net................................     138       60       35
                                                -------  -------  -------
     GAAP net income (loss).................... $ 5,351  $(3,856) $ 2,038
                                                =======  =======  =======

   The NAIC revised the Statutory Accounting Practices and Procedures Manual in a process referred to as Codification. The objective of Codification is to standardize the accounting practices prescribed by each State's insurance department. The revised manual was effective January 1, 2001. Pennsylvania, the domiciliary state for Penn-America and Penn-Star, has adopted the provisions for the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that Penn-America and Penn-Star use to prepare their statutory-basis financial statements. These changes resulted in an increase in the statutory-basis capital and surplus of the Company of $3.3 million at January 1, 2001.

Note 10--Incentive Savings and Retirement Plan

   Penn-America participates in a profit-sharing and a 401(k) plan with Penn Independent that covers qualified employees. Penn-America's contributions under the 401(k) plan were $117,000, $72,000 and $105,000 for 2001, 2000, and 1999,
respectively. There were no profit-sharing distributions in 2001, 2000, and 1999.

Note 11--Stock Incentive Plans

   Stock Options: In August 1993, the Company adopted a Stock Incentive Plan (the "Plan"), which later was amended and restated in April of 1994 and amended in April 2000. The purpose of the Plan is to enable officers, employees, directors, consultants, advisors and service providers of the Company and its affiliates (as defined in

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES the Plan) to participate in the Company's future and to enable the Company to attract and retain these persons by offering them proprietary interests in the Company. The Plan authorized the issuance of up to 1,237,500 shares of common stock pursuant to the exercise of stock options or the award of restricted stock. Options are exercisable according to the various terms under which they were granted varying from one year to ten years after the date of grant. All options are subject in general to earlier termination if the optionee leaves the employ of the Company.

   The fair value of options is estimated on the grant date using the Black-Scholes option pricing model. The model assumes the following for 2001, 2000, and 1999, respectively: expected annual dividend rates of 2.0%, 2.8% and 1.9%; risk-free interest rates of 2.0% for 2001 and 6.0% for 2000 and 1999; weighted-average expected life of the options of 4.8 years for 2001 and 2.5 years for 2000 and 1999; and expected stock price volatility of 22% for 2001 and 30% for 2000 and 1999.

   The Company has elected to account for these stock options in accordance with the provisions of Accounting Principles Board Opinion ("APB") #25, "Accounting for Stock Issued to Employees" and accordingly, no compensation expense has been recorded for such grants. Statement of Financial Accounting Standards ("SFAS") #123 "Accounting for Stock-Based Compensation," effective in 1996, would require that compensation expense be recorded for these option grants. Accounting for such options using APB 25 and SFAS 123 are both acceptable alternatives under GAAP. Had the Company elected to adopt SFAS 123, the effect on the Company's net income and per share results would have been:

                                               Year ended December 31,
                                               -------------------------------------
                                                2001         2000         1999
                                                 ------      -------       ------
                                               (in thousands, except per share data)
          Net income (loss):
             As reported...................... $5,351      $(3,856)      $2,038
             Pro forma........................  5,325       (3,998)       2,013
          Diluted net income (loss) per share:
             As reported...................... $ 0.47      $ (0.33)      $ 0.16
             Pro forma........................   0.46        (0.35)        0.16

   A summary of the status of and changes in the Company's stock option plan is presented below:

                                                          Year ended December 31,
                                                          ---------------------------------
                                                           2001            2000       1999
                                                            -----           -----       -----
                                                          (in thousands, except per share data)
   Outstanding at beginning of year
     (average price of $4.75, $4.73 and $4.65)...........   539             461         447
   Granted
     (average price of $5.17, $4.96, and $7.09 per share)    54             111          14
   Exercised
     (average price of $4.12, and $2.95 per share).......   (81)            (24)         --
   Forfeited
     (average price of $4.95, and $10.92 per share)......   (20)             (9)         --
                                                            -----           -----       -----
   Outstanding at end of year
     (average price of $4.87, $4.75 and $4.73)...........   492             539         461
                                                            =====           =====       =====
   Options exercisable at end of year....................   418             442         447
                                                            -----           -----       -----
   Weighted average fair value of options
     granted during the year............................. $0.81           $1.94       $2.19

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

   The following table summarizes information about stock options outstanding at December 31, 2001:

                            Options Outstanding        Options Exercisable
                     --------------------------------- --------------------


                                   Weighted
                       Number      Average    Weighted   Number    Weighted
                     Outstanding  Remaining   Average  Exercisable Average
                      12/31/01   Contractual  Exercise  12/31/01   Exercise
     Exercise Prices (in 000's)  Life (Years)  Price   (in 000's)   Price
     --------------- ----------- ------------ -------- ----------- --------
      $3.60-$3.80...      12         0.4       $ 3.63       12      $ 3.63
      $3.81-$5.06...     347         2.8       $ 4.17      323      $ 4.11
      $5.07-$6.33...      54         2.9       $ 5.56       36      $ 5.76
      $6.34-$7.60...      45         3.4       $ 6.79       13      $ 7.09
      $7.61-$10.13..      21         1.4       $ 9.17       21      $ 9.17
      $10.14-$12.67.      13         2.4       $12.67       13      $12.67

   On January 2, 2002, the Company granted 262,335 stock options to employees at an exercise price equal to the market price on the date of the grant. These stock option grants vest over a five-year period beginning January 2, 2003.

   Restricted Stock: The Company has awarded shares of restricted stock to certain employees. Such shares are held by the Company and released to each grantee at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. The Company charged $115,000 in 2001 and $120,000 in 2000 and 1999 to compensation expense relating to these awards. During 2001, 2000 and 1999, 15,750, 9,750 and 9,750 shares, respectively, of the restricted stock were released to the applicable employees as allowed by the provisions of the grant.

   Agents' Contingent Commission Plan: The Company's Agents' Contingent Commission Plan allows its agents to receive up to 100% of their contingent profit commission awards in PAGI common stock. Agents' common stock awards for the 2000, 1999 and 1998 years, which were issued in May of 2001, 2000 and 1999, amounted to 35,189, 89,384 and 63,053 shares, respectively.

Note 12--Commitments and Contingencies

   The Company's insurance subsidiaries are subject to routine legal proceedings in connection with their property and casualty insurance business. Penn-America has been named as a defendant in litigation commenced in the Superior Court of California, County of Los Angeles, on November 6, 2000 and in an identical suit on December 18, 2000 in the County of Orange relating to its exited non-standard personal automobile business. It is not possible at this time to evaluate the probability of a favorable or unfavorable outcome, nor is it possible to estimate the amount of loss, if any. Management believes that its position is defensible as to such litigation and is of the opinion that the amount of loss, if any, will not have a material affect on the Company's financial statements. The Company is involved in no other pending or threatened legal or administrative proceedings which management believes might have a material adverse affect on the Company's financial condition or results of operations.

   The Company leases various computer equipment that have terms primarily expiring in less than a three-year period. Rental expenses for these operating leases were $391,000, $349,000 and $392,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

   At December 31, 2001, the future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year were $341,000, $150,000 and $11,000 for 2002, 2003 and 2004, respectively.

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

Note 13--Other Comprehensive Income

   Accumulated other comprehensive income (loss) of the Company consists solely of net unrealized investment gains and losses. The following table illustrates the components of accumulated other comprehensive income:

                                                      Year ended December 31, 2001
                                                      ----------------------------
                                                                          Net of
                                                      Pre-tax     Tax      Tax
                                                      Amount    Expense   Amount
                                                      -------   -------   ------
                                                          (in thousands)
   Unrealized gains on investments:
      Unrealized holding gains arising during period. $2,328     $(792)   $1,537
      Reclassification adjustments for losses
        realized in net income.......................    555      (189)      366
                                                      ------     -----     ------
   Other comprehensive income........................ $2,883     $(980)   $1,903
                                                      ======     =====     ======

                                                                   Year ended December 31, 2000
                                                                   ----------------------------
                                                                                        Net of
                                                                   Pre-tax     Tax       Tax
                                                                   Amount    Expense    Amount
                                                                   -------   -------    ------
                                                                       (in thousands)
Unrealized gains on investments:
   Unrealized holding gains arising during period................. $3,990    $(1,355)   $2,635
   Reclassification adjustments for losses realized in net income.  1,331       (453)      878
                                                                   ------     -------   ------
Other comprehensive income........................................ $5,321    $(1,808)   $3,513
                                                                   ======     =======   ======

                                                                  Year ended December 31, 1999
                                                                  -------------------------
                                                                                       Net of
                                                                   Pre-tax      Tax     Tax
                                                                   Amount     Benefit  Amount
                                                                  --------    ------- -------
                                                                        (in thousands)
Unrealized losses on investments:
   Unrealized holding losses arising during period............... $ (9,823)   $3,340  $(6,483)
   Reclassification adjustments for gains realized in net income.     (841)      286     (555)
                                                                  --------    ------  -------
Other comprehensive loss......................................... $(10,664)   $3,626  $(7,038)
                                                                  ========    ======  =======

Note 14--Unaudited Quarterly Financial Information

                                                2001
                               ---------------------------------------
                                First  Second   Third  Fourth   Total
                               ------- ------- ------- ------- -------
                                (in thousands, except per share data)
         Revenues............. $25,994 $24,687 $23,837 $25,200 $99,718
         Net income...........     967     994   1,551   1,839   5,351
         Net income per share:
            Basic.............    0.09    0.09    0.14    0.16    0.47
            Diluted...........    0.08    0.09    0.13    0.16    0.47

                   PENN-AMERICA GROUP, INC. AND SUBSIDIARIES

                                                2000
                             ------------------------------------------
                              First   Second   Third   Fourth    Total
                             ------- -------  -------  ------- --------
                                (in thousands, except per share data)
       Revenues............. $23,933 $24,923  $24,971  $26,745 $100,572
       Net income...........   1,583    (662)  (5,078)     301   (3,856)
       Net income per share:
          Basic.............    0.13   (0.06)   (0.45)    0.03    (0.33)
          Diluted...........    0.13   (0.06)   (0.45)    0.03    (0.33)

Note 15--Subsequent Event

   On April 11, 2002, the Company announced a three-for-two stock split to be effected in the form of a 50% stock dividend payable to shareholders of record as of April 25, 2002. The distribution date was May 9, 2002. The number of shares of common stock issued and outstanding and shares of treasury stock in the stockholders' equity section of the consolidated balance sheet have been adjusted to reflect the effect of the stock split. The balances for common stock and additional paid-in capital have been adjusted to reflect the effect of the stock split. The basic and diluted net income per share and basic and diluted weighted average shares outstanding on the consolidated statement of operations have been adjusted to reflect the effect of the stock split. The cash dividend paid per share and the balances of common stock and additional paid-in capital on the consolidated statement of stockholders' equity have been adjusted to reflect the effect of the stock split. The per share information in notes 2, 11 and 14 have been adjusted to reflect the effect of the stock split.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You should rely only on the information contained in this document or that which we have referred you to. We have not authorized anyone to provide you with any additional information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

                            ----------------------

                               TABLE OF CONTENTS

                            ----------------------


                                                           Page
                                                           ----
                Prospectus Summary........................   1
                Risk Factors..............................   6
                Forward-Looking Statements................  12
                Use of Proceeds...........................  12
                Price Range of Common Stock and
                 Dividend Policy..........................  13
                Capitalization............................  14
                Selected Consolidated Financial Data......  15
                Management's Discussion and Analysis of
                 Financial Condition and Results of
                 Operations...............................  16
                Our Business..............................  29
                Certain Transactions......................  39
                Description of Capital Stock..............  41
                Material U.S. Tax Consequences to Non-U.S.
                 Holders..................................  43
                Underwriting..............................  46
                Legal Matters.............................  48
                Experts...................................  48
                Where You Can Find More Information.......  49
                Incorporation of Documents by Reference...  49
                Index to Consolidated Financial Statements F-1



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                               [LOGO] Group (R)

                                 Penn-America
                                  Group, Inc.


                               4,000,000 Shares

                                 Common Stock


                                 -------------

                                  PROSPECTUS

                                 -------------


                           Bear, Stearns & Co. Inc.

                             --------------------

                              Ferris, Baker Watts
                                 Incorporated

                         Keefe, Bruyette & Woods, Inc.


                                               , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The estimated fees of the distribution, all of which are to be borne by us, are as follows:

           SEC Registration Fee......................... $  4,370.00
           Accounting Fees and Expenses.................   50,000.00*
           Transfer Agent Fees; Taxes; Printing.........   50,000.00*
           NASD Fee.....................................    5,250.00
           Legal Fees and Expenses......................   80,000.00*
           Miscellaneous................................  140,380.00*
                                                         -----------
              Total..................................... $330,000.00*
                                                         ===========

       -
       *  Estimated

Item 15.  Indemnification of Directors and Officers

   Pursuant to the provisions of the Pennsylvania Business Corporation Law, the bylaws of Penn-America Group, Inc. provide that a director shall not be personally liable, as such, for monetary damages for any action taken, unless the director breaches or fails to perform a duty of his office and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation does not apply to criminal liability or liability for the payment of taxes. Penn-America Group, Inc.'s bylaws also provide for indemnification of its directors and officers to the fullest extent permitted by Pennsylvania law.

Item 16.  Exhibits



 1.1 Form of Underwriting Agreement.++

 5.1 Opinion of Reed Smith LLP.*

10.1 1993 Casualty Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, filed as
     Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on August 2, 1993.+

10.2 Endorsements Nos. 4 through 6 (Termination Endorsement) to 1993 Casualty Excess of Loss
     Reinsurance Agreement with National Reinsurance Corporation.*

10.3 Agreement dated August 20, 1993, between Penn Independent Corporation ("Penn Independent") and
     the Registrant regarding the reimbursement of certain employment costs, filed as Exhibit 10.7 to
     Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on August 26, 1993.+

10.4 Amendment dated January 1, 2002, to August 20, 1993 Agreement between Penn Independent and
     Registrant regarding the sharing of certain operating costs.*

10.5 Agreement dated April 15, 1997, among General Re-New England Asset Management, Inc., Penn-
     America Insurance Company, and its subsidiary, Penn-Star Insurance Company, filed as Exhibit 10.9(ii)
     to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1997, which was filed with the Commission on March 27, 1998.+

10.6 Amendment dated November 7, 2000, to Agreement dated April 15, 1997, among General Re-New
     England Asset Management, Inc., Penn-America Insurance Company, and its subsidiary, Penn-Star
     Insurance Company, filed as Exhibit 10.9(v) to the Registrant's Annual Report on Form 10-K for the
     period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+


 10.7 1993 Stock Incentive Plan, filed as Exhibit 10.10 to Amendment No. 4 to the Registrant's Registration
      Statement on Form S-1 (No. 33-66892), which was filed with the Commission on September 29, 1993.+

 10.8 Penn-America Group, Inc. 1993 Stock Incentive Plan, as amended and restated April 4, 1994, filed as
      Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No. 33-82728), which was filed with the Commission on August 11, 1994.+

 10.9 Amendment dated April 1, 2000, to Penn-America Group, Inc. 1993 Stock Incentive Plan, as amended and restated April 4, 1994, filed as Exhibit 10.10(iii) to the Registrant's Annual Report on Form 10-K
      for the period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+

10.10 Amended and Restated 2002 Stock Incentive Plan (f/k/a 1993 Stock Incentive Plan), filed as Exhibit 4 to the Registrant's Registration Statement on Form S-8 (No. 333-89846), which was filed with the
      Commission on June 5, 2002.+

10.11 Employee Bonus Plan dated January 1, 2000, filed as Exhibit 10.10(ii) to the Registrant's Annual
      Report on Form 10-K for the period ended December 31, 1999, which was filed with the Commission on March 27, 2000.+

10.12 Lease effective July 1, 2000, between Penn-America Insurance Company and Irvin Saltzman, filed as
      Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the period ended December 31,
      2000, which was filed with the Commission on March 30, 2001.+

10.13 1995 Multiple Line Excess of Loss (Casualty and Property) Reinsurance Agreement with National
      Reinsurance Corporation, effective as of January 1, 1995.*

10.14 Endorsement No. 1 to Multiple Line Excess of Loss Reinsurance Agreement with National
      Reinsurance Corporation, effective as of January 1, 1995.*

10.15 Endorsement No. 2 to Multiple Line Excess of Loss Reinsurance Agreement with National
      Reinsurance Corporation, effective as of January 1, 1995.*

10.16 1996 Property & Liability Reinsurance Agreement with General Re Corporation effective May 1, 1996.*

10.17 Property Catastrophe Excess of Loss Reinsurance Program between subscribing reinsurers and Penn-
      America and Penn-Star Insurance Companies, effective January 1, 2000 to January 1, 2002, filed as
      Exhibit 10.14(iv) to the Registrant's Annual Report on Form 10-K for the period ended December 31,
      2000, which was filed with the Commission on March 30, 2001.+

10.18 Penn-America Group, Inc. 1995 Key Employee Incentive Compensation Plan, filed as Exhibit 4 to the
      Registrant's Registration Statement on Form S-8 (No. 333-00050), which was filed with the
      Commission on January 4, 1996.+

10.19 Penn-America Insurance Company 2001 Key Employee Incentive Compensation Plan, effective
      January 1, 2001, filed as Exhibit 10.16(i) to the Registrant's Annual Report on Form 10-K for the
      period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+

10.20 Penn-America Insurance Company's Agency Award and Profit Sharing Plan, filed as Exhibit 4 to the
      Registrant's Registration Statement on Form S-3 (No. 333-00046), which was filed with the
      Commission on January 4, 1996.+

10.21 Penn-America Insurance Company's Agency Award and Profit Sharing Plan, filed as Exhibit 4 to the
      Registrant's Registration Statement on Form S-3 (No. 333-49055), which was filed with the
      Commission on March 31, 1998.+

10.22 Form of Amended General Agency Profit Sharing Addendum to Agency Award & Profit Sharing Plan,
      filed as Exhibit 10.17(ii) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 1999, which was filed with the Commission on March 27, 2000.+


10.23 Form of General Agent Contingent Profit Commission Addendum between agents and Penn-America and Penn-Star Insurance Companies, effective January 1, 2001, filed as Exhibit 10.17(iii) to the
      Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.24 Agency Performance Award and Profit Sharing Plan, filed as Exhibit 4.1 to the Registrant's Registration
      Statement on Form S-2 (No. 333-87698), which was filed with the Commission on May 7, 2002.+

10.25 Stipulation of Termination of Property and Liability Reinsurance Agreement with National
      Reinsurance Corporation, effective May 1, 1996.*

10.26 Multiple Line Excess of Loss Agreement of Reinsurance including Endorsement No. 1 between
      General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies, effective
      January 1, 2000, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.27 Endorsement No. 2 to the Multiple Line Excess of Loss Agreement of Reinsurance including Endorsement
      No. 1 between General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies,
      effective September 1, 2001, filed as Exhibit 10.19(i) to the Registrant's Annual Report on Form 10-K for
      the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.28 Property and Casualty Excess of Loss Reinsurance Agreement between American Re-Insurance
      Company and Penn-America and Penn-Star Insurance Companies, effective September 1, 2001, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the period ended December 31,
      2001, which was filed with the Commission on March 28, 2002.+

10.29 Reinsurance Pooling Agreement between Penn-America Insurance Company and Penn-Star Insurance
      Company dated July 1, 1998, filed as Exhibit 30.0 to the Registrant's Annual Report on Form 10-K for
      the period ended December 31, 1998, which was filed with the Commission on March 26, 1999.+

10.30 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated January 17,
      2000), filed as Exhibit 31.0 to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.31 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated March 10,
      2000), filed as Exhibit 31.0(i) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.32 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated September 19,
      2001), filed as Exhibit 31.0(ii) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, was filed with the Commission on March 28, 2002.+

10.33 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      J. Ransley Lennon and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated February 16,
      2000), filed as Exhibit 31.0(iii) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, which was filed with the Commission on March 28, 2002.+

10.34 Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
      Garland P. Pezzuolo and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated February 11,
      2000), filed as Exhibit 31.0(iv) to the Registrant's Annual Report on Form 10-K for the period ended
      December 31, 2001, which was filed with the Commission on March 28, 2002.+


10.35 Promissory Note and Security Agreement effective March 9, 2001, between Joseph F. Morris and
      Penn-America Insurance Company, filed as Exhibit 31.0(v) to the Registrant's Annual Report on Form
      10-K for the period ended December 31, 2001, which was filed with the Commission on March 28,
      2002.+

10.36 Promissory Note and Security Agreement effective March 28, 2001, between Joseph F. Morris and
      Penn-America Insurance Company, filed as Exhibit 31.0(vi) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

10.37 Promissory Note and Security Agreement effective March 9, 2001, between Garland P. Pezzuolo and
      Penn-America Insurance Company, filed as Exhibit 31.0(vii) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

10.38 Promissory Note and Security Agreement effective February 16, 2001, between Thomas P. Bowie and
      Penn-America Insurance Company, filed as Exhibit 31.0(viii) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

10.39 Promissory Note and Security Agreement effective February 23, 2001, between Thomas P. Bowie and
      Penn-America Insurance Company, filed as Exhibit 31.0(ix) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

10.40 Promissory Note and Security Agreement effective February 27, 2001, between Thomas P. Bowie and
      Penn-America Insurance Company, filed as Exhibit 31.0(x) to the Registrant's Annual Report on Form
      10-K for the period ended December 31, 2001, which was filed with the Commission on March 28,
      2002.+

10.41 Promissory Note and Security Agreement effective March 21, 2001, between Thomas P. Bowie and
      Penn-America Insurance Company, filed as Exhibit 31.0(xi) to the Registrant's Annual Report on
      Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March
      28, 2002.+

 11.1 Statement re: computation of per share earnings, incorporated by reference from Note 2 to the
      Consolidated Financial Statements filed with Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

 13.1 2001 Annual Report to Stockholders, filed as Exhibit 13 to the Registrant's Annual Report on Form
      10-K for the period ended December 31, 2001, which was filed with the Commission on March 28,
      2002.+

 13.2 Annual Report on Form 10-K of the Registrant for the year ended December 31, 2001, filed with the
      Commission on March 28, 2002.+

 13.3 Quarterly Report on Form 10-Q of the Registrant for the quarter ended March 31, 2002, filed with the
      Commission on May 14, 2002.+

 13.4 Quarterly Report on Form 10-Q of the Registrant for the quarterly period ended June 30, 2002 filed with the Commission on August 8, 2002.+

 23.1 Consent of Reed Smith LLP (included in Exhibit 5.1).*

 23.2 Consent of Ernst & Young LLP.

 24.1 Power of Attorney (included on page II-7).

--------

 * Previously filed.

 + Incorporated by reference to the specified filing.
++ To be filed by amendment.

Item 17.  Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       SIGNATURES AND POWERS OF ATTORNEY


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hatboro, Pennsylvania, on September 6, 2002.


                                              PENN-AMERICA GROUP, INC.

                                              By:               *
                                                  ------------------------------
                                                        Jon S. Saltzman,
                                                  President and Chief Executive
                                                             Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


      Signatures                      Title                        Date
      ----------                      -----                        ----

             *        Chief Executive Officer, President and September 6, 2002
  -------------------   Director (Principal Executive
    Jon S. Saltzman     Officer)

           *          Director                               September 6, 2002
  -------------------
    Robert A. Lear

           *          Chairman and Director                  September 6, 2002
  -------------------
    Irvin Saltzman

           *          Director                               September 6, 2002
  -------------------
  E. Anthony Saltzman

           *          Director                               September 6, 2002
  -------------------
    Charles Ellman

           *          Director                               September 6, 2002
  -------------------
    M. Moshe Porat

           *          Director                               September 6, 2002
  -------------------
      Paul Simon

           *          Director                               September 6, 2002
  -------------------
   Martin Sheffield

        Signatures                         Title                       Date
        ----------                         -----                       ----

            *              Director                              September 6, 2002
--------------------------
    Jami Saltzman-Levy

            *              Chief Financial Officer and Treasurer September 6, 2002
--------------------------   (Principal Financial and
     Joseph F. Morris        Accounting Officer)

            *              Vice President, Secretary and         September 6, 2002
--------------------------   General Counsel
   Garland P. Pezzuolo

* /S/  GARLAND P. PEZZUOLO                                       September 6, 2002
--------------------------
 By Garland P. Pezzuolo,
     Attorney-in-fact



   Each of the undersigned directors and officers of Penn-America Group, Inc. hereby severally constitutes and appoints Jon S. Saltzman and Garland P. Pezzuolo, and each of them, as attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any amendments to the registration statement filed by Penn-America Group, Inc., including any additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that each said attorney-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.



   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                       Signatures       Title       Date
                       ----------       -----       ----

                   /S/  CHARLES ELLMAN Director June 26, 2002
                   -------------------
                     Charles Ellman

                   /S/  M. MOSHE PORAT Director June 26, 2002
                   -------------------
                     M. Moshe Porat

                                 EXHIBIT INDEX


Exhibit No.                                        Description of Exhibit
-----------                                        ----------------------

     1.1    Form of Underwriting Agreement.++

     5.1    Opinion of Reed Smith LLP.*

    10.1    1993 Casualty Excess of Loss Reinsurance Agreement with National Reinsurance Corporation, filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on August 2, 1993.+

    10.2    Endorsements Nos. 4 through 6 (Termination Endorsement) to 1993 Casualty Excess of Loss
            Reinsurance Agreement with National Reinsurance Corporation.*

    10.3    Agreement dated August 20, 1993, between Penn Independent Corporation ("Penn Independent")
            and the Registrant regarding the reimbursement of certain employment costs, filed as Exhibit 10.7 to
            Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on August 26, 1993.+

    10.4    Amendment dated January 1, 2002, to August 20, 1993 Agreement between Penn Independent and
            Registrant regarding the sharing of certain operating costs.*

    10.5    Agreement dated April 15, 1997, among General Re-New England Asset Management, Inc., Penn-
            America Insurance Company, and its subsidiary, Penn-Star Insurance Company, filed as Exhibit
            10.9(ii) to the Registrant's Annual Report on Form 10-K for the period ended December 31, 1997, which was filed with the Commission on March 27, 1998.+

    10.6    Amendment dated November 7, 2000, to Agreement dated April 15, 1997, among General Re- New
            England Asset Management, Inc., Penn-America Insurance Company, and its subsidiary, Penn-Star
            Insurance Company, filed as Exhibit 10.9(v) to the Registrant's Annual Report on Form 10-K for the
            period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+

    10.7    1993 Stock Incentive Plan, filed as Exhibit 10.10 to Amendment No. 4 to the Registrant's
            Registration Statement on Form S-1 (No. 33-66892), which was filed with the Commission on
            September 29, 1993.+

    10.8    Penn-America Group, Inc. 1993 Stock Incentive Plan, as amended and restated April 4, 1994, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-8 (No. 33-82728), which was filed with the Commission on August 11, 1994.+

    10.9    Amendment dated April 1, 2000, to Penn-America Group, Inc. 1993 Stock Incentive Plan, as
            amended and restated April 4, 1994, filed as Exhibit 10.10(iii) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2000, which was filed with the Commission on
            March 30, 2001.+

   10.10    Amended and Restated 2002 Stock Incentive Plan (f/k/a 1993 Stock Incentive Plan), filed as Exhibit
            4 to the Registrant's Registration Statement on Form S-8 (No. 333-89846), which was filed with the
            Commission on June 5, 2002.+

   10.11    Employee Bonus Plan dated January 1, 2000, filed as Exhibit 10.10(ii) to the Registrant's Annual
            Report on Form 10-K for the period ended December 31, 1999, which was filed with the
            Commission on March 27, 2000.+

   10.12    Lease effective July 1, 2000, between Penn-America Insurance Company and Irvin Saltzman, filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the period ended December 31,
            2000, which was filed with the Commission on March 30, 2001.+

   10.13    1995 Multiple Line Excess of Loss (Casualty and Property) Reinsurance Agreement with National
            Reinsurance Corporation, effective as of January 1, 1995.*

   10.14    Endorsement No. 1 to Multiple Line Excess of Loss Reinsurance Agreement with National
            Reinsurance Corporation, effective as of January 1, 1995.*

Exhibit No.                                        Description of Exhibit
-----------                                        ----------------------

   10.15    Endorsement No. 2 to Multiple Line Excess of Loss Reinsurance Agreement with National
            Reinsurance Corporation, effective as of January 1, 1995.*

   10.16    1996 Property & Liability Reinsurance Agreement with General Re Corporation effective May 1,
            1996.*

   10.17    Property Catastrophe Excess of Loss Reinsurance Program between subscribing reinsurers and Penn-
            America and Penn-Star Insurance Companies, effective January 1, 2000 to January 1, 2002, filed as
            Exhibit 10.14(iv) to the Registrant's Annual Report on Form 10-K for the period ended December
            31, 2000, which was filed with the Commission on March 30, 2001.+

   10.18    Penn-America Group, Inc. 1995 Key Employee Incentive Compensation Plan, filed as Exhibit 4 to the Registrant's Registration Statement on Form S-8 (No. 333-00050), which was filed with the
            Commission on January 4, 1996.+

   10.19    Penn-America Insurance Company 2001 Key Employee Incentive Compensation Plan, effective
            January 1, 2001, filed as Exhibit 10.16(i) to the Registrant's Annual Report on Form 10-K for the
            period ended December 31, 2000, which was filed with the Commission on March 30, 2001.+

   10.20    Penn-America Insurance Company's Agency Award and Profit Sharing Plan, filed as Exhibit 4 to the
            Registrant's Registration Statement on Form S-3 (No. 333-00046), which was filed with the
            Commission on January 4, 1996.+

   10.21    Penn-America Insurance Company's Agency Award and Profit Sharing Plan, filed as Exhibit 4 to the
            Registrant's Registration Statement on Form S-3 (No. 333-49055), which was filed with the
            Commission on March 31, 1998.+

   10.22    Form of Amended General Agency Profit Sharing Addendum to Agency Award & Profit Sharing
            Plan, filed as Exhibit 10.17(ii) to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 1999, which was filed with the Commission on March 27, 2000.+

   10.23    Form of General Agent Contingent Profit Commission Addendum between agents and Penn-
            America and Penn-Star Insurance Companies, effective January 1, 2001, filed as Exhibit 10.17(iii) to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.24    Agency Performance Award and Profit Sharing Plan, filed as Exhibit 4.1 to the Registrant's
            Registration Statement on Form S-2 (No. 333-87698), which was filed with the Commission on
            May 7, 2002.+

   10.25    Stipulation of Termination of Property and Liability Reinsurance Agreement with National
            Reinsurance Corporation, effective May 1, 1996.*

   10.26    Multiple Line Excess of Loss Agreement of Reinsurance including Endorsement No. 1 between
            General Reinsurance Corporation and Penn-America and Penn-Star Insurance Companies, effective
            January 1, 2000, filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the
            period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.27    Endorsement No. 2 to the Multiple Line Excess of Loss Agreement of Reinsurance including
            Endorsement No. 1 between General Reinsurance Corporation and Penn-America and Penn-Star
            Insurance Companies, effective September 1, 2001, filed as Exhibit 10.19(i) to the Registrant's
            Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the
            Commission on March 28, 2002.+

   10.28    Property and Casualty Excess of Loss Reinsurance Agreement between American Re-Insurance
            Company and Penn-America and Penn-Star Insurance Companies, effective September 1, 2001, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K for the period ended December 31,
            2001, which was filed with the Commission on March 28, 2002.+

Exhibit No.                                        Description of Exhibit
-----------                                        ----------------------

   10.29    Reinsurance Pooling Agreement between Penn-America Insurance Company and Penn-Star
            Insurance Company dated July 1, 1998, filed as Exhibit 30.0 to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 1998, which was filed with the Commission on
            March 26, 1999.+

   10.30    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated January 17,
            2000), filed as Exhibit 31.0 to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.31    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated March 10,
            2000), filed as Exhibit 31.0(i) to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.32    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            Jon S. Saltzman and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated
            September 19, 2001), filed as Exhibit 31.0(ii) to the Registrant's Annual Report on Form 10-K for
            the period ended December 31, 2001, was filed with the Commission on March 28, 2002.+

   10.33    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            J. Ransley Lennon and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated February 16,
            2000), filed as Exhibit 31.0(iii) to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.34    Amended and Restated Promissory Note and Security Agreement effective January 2, 2001, between
            Garland P. Pezzuolo and Penn-America Insurance Company (amending and restating in its entirety, including any amendments thereto, the Promissory Note and Security Agreement dated February 11,
            2000), filed as Exhibit 31.0(iv) to the Registrant's Annual Report on Form 10-K for the period ended
            December 31, 2001, which was filed with the Commission on March 28, 2002.+

   10.35    Promissory Note and Security Agreement effective March 9, 2001, between Joseph F. Morris and
            Penn-America Insurance Company, filed as Exhibit 31.0(v) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.36    Promissory Note and Security Agreement effective March 28, 2001, between Joseph F. Morris and
            Penn-America Insurance Company, filed as Exhibit 31.0(vi) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.37    Promissory Note and Security Agreement effective March 9, 2001, between Garland P. Pezzuolo and
            Penn-America Insurance Company, filed as Exhibit 31.0(vii) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.38    Promissory Note and Security Agreement effective February 16, 2001, between Thomas P. Bowie and Penn-America Insurance Company, filed as Exhibit 31.0(viii) to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

Exhibit No.                                       Description of Exhibit
-----------                                       ----------------------

   10.39    Promissory Note and Security Agreement effective February 23, 2001, between Thomas P. Bowie and Penn-America Insurance Company, filed as Exhibit 31.0(ix) to the Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.40    Promissory Note and Security Agreement effective February 27, 2001, between Thomas P. Bowie and Penn-America Insurance Company, filed as Exhibit 31.0(x) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

   10.41    Promissory Note and Security Agreement effective March 21, 2001, between Thomas P. Bowie and
            Penn-America Insurance Company, filed as Exhibit 31.0(xi) to the Registrant's Annual Report on
            Form 10-K for the period ended December 31, 2001, which was filed with the Commission on
            March 28, 2002.+

    11.1    Statement re: computation of per share earnings, incorporated by reference from Note 2 to the
            Consolidated Financial Statements filed with Registrant's Annual Report on Form 10-K for the period ended December 31, 2001, which was filed with the Commission on March 28, 2002.+

    13.1    2001 Annual Report to Stockholders, filed as Exhibit 13 to the Registrant's Annual Report on Form
            10-K for the period ended December 31, 2001, which was filed with the Commission on March 28,
            2002.+

    13.2    Annual Report on Form 10-K of the Registrant for the year ended December 31, 2001, filed with the
            Commission on March 28, 2002.+

    13.3    Quarterly Report on Form 10-Q of the Registrant for the quarter ended March 31, 2002, filed with the Commission on May 14, 2002.+

    13.4    Quarterly Report on Form 10-Q of the Registrant for the quarterly period ended June 30, 2002 filed with the Commission on August 8, 2002.+

    23.1    Consent of Reed Smith LLP (included in Exhibit 5.1).*

    23.2    Consent of Ernst & Young LLP.

    24.1    Power of Attorney (included on page II-7).

--------

*  Previously filed.

+  Incorporated by reference to the specified filing.
++ To be filed by amendment.